
07045779


PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

Eli Lilly and Company

2006 Annual Report, Notice of 2007 Annual Meeting, and Proxy Statement


Lilly

Answers That Matter.

Year in Review

Financials

Proxy Statement

Corporate Information



On the Cover

Jackie WiseSpirit, a member of the Cahuilla Band, is president of the Board of Indian Health, Inc., which offers programs for Native Americans suffering from diabetes and other diseases in Riverside and San Bernardino counties, in California. She can identify with those she's working to help; Jackie was diagnosed with diabetes seven years ago—the sixth of nine family members to have the disease.

In 2006, her doctor recommended Byetta®. Originally reluctant to take shots, she is delighted with the choice she made. "Now, I have so much more energy; my blood sugar is under control; I've lost weight; and I feel good. In fact, all my friends say, 'You look great!'"

Byetta is a first-in-class treatment for type 2 diabetes used in combination with commonly prescribed oral medications that is a product of a collaboration between Lilly and Amylin Pharmaceuticals. Its glycemic control and association with most patients losing weight rather than gaining weight replace the vicious cycle so common in type 2 diabetes with a virtuous cycle.

Because of its effect on people like Jackie, Byetta has become the fourth-most-prescribed branded pharmaceutical used to treat type 2 diabetes, measured by new prescriptions, in its first full year on the market.


SEC MAIL
RECEIVED
MAR 0 6 2007
185
SECTION

2006 Financial Highlights

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2006	2005	Change %
Net sales	$15,691.0	$14,645.3	7
Research and development	3,129.3	3,025.5	3
Research and development as a percent of net sales	19.9%	20.7%	
Net income	$ 2,662.7	$ 1,979.6	35
Earnings per share—diluted	2.45	1.81	35
Reconciling items:[1]			
Product liability charge, primarily related to Zyprexa	.42	.90	
Asset impairments, restructuring and other special charges	.31	.14	
Cumulative effect of a change in accounting principle	—	.02	
Adjusted earnings per share—diluted	3.18	2.87	11
Dividends paid per share	1.60	1.52	5
Capital expenditures	1,077.8	1,298.1	(17)
Employees	41,500	42,600	

[1]For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 10.

RETURN ON ASSETS AND SHAREHOLDERS' EQUITY IMPROVES

(ROA based on net income divided by quarterly average asset balance; ROE based on net income divided by average shareholders' equity)

In 2006, our return on assets increased 3.0 percentage points to 11.2 percent and our return on shareholders' equity increased 6.3 percentage points to 24.5 percent. This was driven by an increase in net income due to increased sales, productivity, and cost containment measures, as well as a decrease in assets due primarily to the $2.78 billion payment of long term debt in 2006 as well as the impact of the implementation of the new pension accounting rule (Note 12), and decreased charges associated with restructuring and Zyprexa product liability settlements.


Return on Assets (ROA)
Return on Shareholders' Equity (ROE)
02
15.2%
35.2%
03
12.6%
28.4%
04
7.8%
17.5%
05
8.2%
18.2%
06
11.2%
24.5%

NEWER PRODUCTS CONTRIBUTED $3.8 BILLION IN SALES DURING 2006

Our newer products, launched since 2001, include Cymbalta, Strattera, Alimta, Forteo, Xigris, Cialis, Symbyax, Byetta, and Yentreve. The newer products contributed $3.8 billion to net sales and decreased our reliance on Zyprexa for product sales growth.


24%
48%
28%
2006


18%
53%
29%
2005

Newer Products
Zyprexa
All Other

extends from early-stage glycemic control to the management of complications. We also have an inhaled form of insulin in late-stage development, in collaboration with Alkermes. Primary-care doctors who handle an ever-growing diabetes caseload have told us that they need deep knowledge of multiple products shared through a single point of contact—and we are responding. In the U.S., for example, our Sales Force of the Future now delivers true portfolio expertise, while allowing our sales representatives to be more productive than they were under the older system of detailing individual medicines.

Finally, we are centering our diabetes business squarely on the needs and preferences of patients. For example, patients clearly are looking for less complicated and obtrusive ways of managing their medications. We are responding by launching several new, pen-style devices for insulin users—based on culturally specific research about patient preferences. Meanwhile, research and advocacy organizations have called for partnerships that serve to improve treatment options for patients. Our global philanthropy responded with dual, $10 million commitments in 2006 to Indiana University's research program on juvenile diabetes and to the International Diabetes Federation's BRIDGES program, which translates clinical findings into real-world treatment applications.

Byetta, our newest therapy, reflects all of these aspirations. Developed and manufactured as a result of the Lilly-Amylin partnership, this biotechnology product is meeting an important need among patients who are not achieving adequate glucose control but are not ready for insulin. Three studies now demonstrate that Byetta's ability to lower blood-glucose levels is comparable to insulin, the gold standard. And unlike insulin, which often causes weight gain, Byetta is associated in every study with weight *loss*. You can see one of the thousands of satisfied Byetta patients on the cover of this report.

By the end of 2006, after less than 18 months on the market, Byetta already ranked fourth in new prescriptions among all branded products for type 2 diabetes in the U.S., and it will begin to launch globally in 2007. To further tailor Byetta to the needs of specific patient groups, we are developing a long-acting-release formulation of the drug as well.

Pipeline

In 2006, Lilly Research Laboratories (LRL) submitted Cymbalta for U.S. regulatory approval to treat generalized anxiety disorder, and Evista for a new indication in breast cancer risk reduction. In Japan, Alimta earned approval—for malignant pleural mesothelioma, in combination with cisplatin—only six months after submission, a nearly unprecedented accomplishment in the tough Japanese regulatory environment. Byetta was approved in Europe and gained a new indication in the U.S. for use with thiazolidinediones (TZDs). On the less positive side in 2006, the U.S. Food and Drug Administration (FDA) asked for an additional Phase III trial to demonstrate the efficacy of Arxxant in treating diabetic retinopathy—a decision we are appealing as this document goes to press—and an independent data-monitoring committee concluded that Lilly's Phase III trial of enzastaurin for recurrent glioblastoma, a form of brain cancer, would be unlikely to achieve its primary endpoint of improvement in progression-free survival over an existing chemotherapy.

Our development of enzastaurin for other forms of cancer is continuing. We also remain very excited about the prospects of prasugrel, initially for acute coronary syndrome in patients undergoing percutaneous coronary intervention (including coronary stenting), which we are co-developing with Daiichi Sankyo. Our key Phase III study—a head-to-head superiority trial of prasugrel against the current standard of care—will be completed in mid-2007, and success would put us on track for submission to the FDA by year's end. We also plan to submit for an important new line extension in 2007—a long-acting, depot formulation of Zyprexa for treatment of schizophrenia—as well as a new indication for Cymbalta in the treatment of fibromyalgia. In addition to inhaled insulin, we are also targeting arzoxifene, a potential next-generation treatment for osteoporosis, for submission to regulators in 2009.

Transformation: A Company-Wide Imperative

Transformation is a term we do not use lightly. At Lilly, transformation is motivated by profound changes in the science of drug discovery and development; heightened demand for effective medicines brought on by the aging of populations worldwide; and intense pressures to control health-care costs. And so: transformation cannot consist of tinkering at the margins of our current business model but rather of finding wholly new ways to realize and deliver the full value of our products. Above all, we are convinced that the Lilly of the future must be a patient-centered enterprise, dedicated to improving individual patient outcomes.

Becoming a more patient-centered company will involve many changes—including greatly improved abilities to tailor medicines to specific patient groups; new connections to our customers and global partners to capture patient insights and best practices; and major productivity improvements to restrain costs and improve our overall effectiveness. No part of Lilly will be exempt from major change.

In R&D, transformation is gathering momentum, though the challenge is daunting. For decades, the cost and time required to bring a new drug to market have increased inexorably—to upwards of $1 billion and at least 12 years per molecule throughout the industry. Our goal is not simply to stop but to reverse these trends—even as we produce new medicines more clearly tailored for effectiveness in specific patient groups.

To those ends, LRL is mapping the critical path for all phases of development and devising more efficient alternatives. In many cases, the result will be a more global approach. In China, for example, we have had particular success with partnerships for chemical screening and other early-stage R&D. And in India, we started a number of alliances in 2006, including a clinical-data management agreement; a collaboration to identify new treatments for substance abuse; and pacts to take candidate molecules through early-stage development.

Throughout our R&D pipeline and extending to products already on the market, we are finding ways to tailor our therapies to patient groups so as to realize their value to the greatest extent. For example, at our AME subsidiary, we have designed a molecule that may help patients who do not respond optimally to Rituxan, which is used to treat non-Hodgkin's lymphoma and rheumatoid arthritis. In the case of Lilly's Xigris—on the market since 2001 for severe sepsis—we have established a partnership with Biosite to offer a bedside diagnostic tool that may allow doctors to determine which patients might be helped by Xigris as well as the appropriate dosing throughout treatment.

Leading Indicators

We believe that there are several leading indicators for the extent and impact of our transformation efforts at Lilly. One of them is Six Sigma. Through the end of 2006, we have deployed 400 Six Sigma "Black Belts" and 700 "Green Belts" across the company. We exceeded our goal of $250 million of benefit from Six Sigma in 2006—and that is on track to double in 2007.

Productivity per employee is another key indicator of change. Our sales per employee have grown by more than 45 percent since 2002, reflecting a 10-percent headcount reduction since our peak in 2004 but also—and more importantly—concerted efforts to work more effectively throughout our business.

Thirdly, we have streamlined operations in both R&D and manufacturing. In 2006, we made difficult decisions to close research centers in Belgium and Germany that duplicated other capabilities. And we closed manufacturing facilities in the U.K. and northern Virginia due to excess capacity. These decisions are part of the broader transformation of our manufacturing base for a new era, which has included expansions on the biotech side. In 2006, for example, we successfully started up our biosynthetic insulin plant in Puerto Rico; opened a pilot manufacturing facility for biotech medicines in Indianapolis; and announced plans to build a new biotech plant in Ireland as well as to expand our Indianapolis parenteral-products operations.

Finally, Lilly's returns on assets and equity posted another year of improvement in 2006, and our capital expenditures as a percentage of sales reached their lowest level in five years as we reap the benefits of earlier investments. Our cash flow picture also is much improved over the earlier part of the decade—doubling to $3.975 billion in 2006—providing us the currency to pursue the in-licensing of new molecules and other business development opportunities in the years ahead.

In summary, we believe that 2006 at Eli Lilly and Company will be recalled as a year in which the transformation of our business took hold on a large scale even as we delivered strong current results.

Our Environment and Our Future

As leaders of this company, we share an extra measure of the concern that many of Lilly's employees, retirees, and other shareholders felt about a high-profile series of articles that appeared in *The New York Times* and other newspapers near the end of 2006. The articles dealt with Zyprexa and contained allegations that Lilly had engaged in inappropriate sales and marketing practices and failed to deal forthrightly with Zyprexa adverse events. Based on documents that were leaked in the course of a product-liability lawsuit—in violation of a judge's order—the newspaper series painted a distorted, incomplete, and ultimately misleading assessment both of Lilly's conduct and of Zyprexa, a drug that has brought life-changing benefits to millions of people with schizophrenia and bipolar disorder.

The months and years ahead may bring other setbacks in the news media or in the political arena. Ours is an extraordinarily complex business, often poorly understood even among many sophisticated opinion leaders. Precisely for that reason, we believe that every news story, legislative hearing, or other public discussion—however negative its initial assumptions—presents an opportunity for us to bring about a new level of understanding. That is the spirit in which you can expect to see us engage with our detractors.

Unprecedented changes in our operating environment—along with continued criticism of our industry in the public square—sometimes may color the perceptions of investors. But they do not diminish our resolve or our optimism at Lilly, or our excitement about the scientific achievements waiting to be realized. As populations age, medical knowledge expands, and the benefits of good health are more highly valued around the world, there are few businesses (we humbly submit) that have brighter prospects than the business of pharmaceutical innovation. By responding in new and better ways to the needs of our customers—to improve outcomes for patients—we are confident that Lilly will realize these bright prospects.

For the Board of Directors,



Sidney Taurel
Chairman of the Board and Chief Executive Officer



John C. Lechleiter
President and Chief Operating Officer

Innovation at Lilly: The Portfolio and the Pipeline

Major Marketed Products		*(Dates indicate the year of first global launch)*
2005	**Byetta®**	for type 2 diabetes *(codeveloped with Amylin Pharmaceuticals, Inc., and copromoted with Amylin in the U.S.)*
2004	**Cymbalta®**	for major depressive disorder for diabetic peripheral neuropathic pain (2004) *(copromoted with Quintiles Transnational Corp. in the U.S., and with Boehringer Ingelheim elsewhere in the world, except Japan)*
	Alimta®	for malignant pleural mesothelioma for second-line treatment of non-small-cell lung cancer (2004)
	Symbyax®	for bipolar depression
	Yentreve®	for stress urinary incontinence (approved and launched outside the U.S.)
2003	**Cialis®**	for erectile dysfunction *(developed by Lilly ICOS in a joint venture with ICOS Corp.; copromoted by Lilly ICOS in North America and Europe and by Lilly elsewhere)*
	Strattera®	for attention-deficit hyperactivity disorder in children, adolescents, and adults
2002	**Forteo®**	for treatment of men and postmenopausal women with osteoporosis who are at high risk for a fracture
2001	**Xigris®**	for adult severe sepsis patients at high risk of death
1999	**Actos®**	for type 2 diabetes *(developed by Takeda Chemical Industries, Ltd., and copromoted with Takeda)*
1998	**Evista®**	for prevention of osteoporosis in postmenopausal women for treatment of osteoporosis in postmenopausal women (1999)
1996	**Zyprexa®**	for schizophrenia for acute bipolar mania (2000) Zyprexa® Zydis® tablet (2000) for schizophrenia maintenance (2001) as combination therapy with lithium or valproate for acute bipolar mania (2002) for bipolar maintenance (2003) Rapid-acting IntraMuscular formulation (2004) Zyprexa® granules (2004; launched in Japan only)
	Humalog®	for treatment of type 1 and type 2 diabetes Humalog® mixtures (1999) Humalog® Mix 50/50 (1999)
1995	**Gemzar®**	for non-small-cell lung cancer for pancreatic cancer (1996) for bladder cancer (1999; approved and launched outside the U.S.) for metastatic breast cancer (2003) for recurrent ovarian cancer (2004)
	ReoPro®	for prevention of cardiac ischemic complications in patients undergoing coronary intervention, such as angioplasty for unstable angina associated with stent procedure (1997) *(developed by Centocor and promoted by Lilly, except in Japan)*

1987	**Humatrope®**	for growth failure caused by pediatric growth hormone deficiency for replacement therapy for adult growth hormone deficiency (1995) for short stature caused by Turner syndrome (1997) for idiopathic short stature (2003)
1983	**Humulin®**	for type 1 and type 2 diabetes

New Drug Application Submitted For Review to the U.S. Food and Drug Administration

Arxxant™ (ruboxistaurin) — for diabetic retinopathy

Select Drug Candidates in Late-Stage Investigation

Prasugrel	for acute coronary syndromes *(codeveloping with Daiichi Sankyo Company, Ltd.)*
Inhaled insulin	for type 1 and type 2 diabetes *(codeveloping with Alkermes, Inc.)*
Arzoxifene	for prevention and treatment of osteoporosis and for reducing the risk of breast cancer, all in postmenopausal women
Enzastaurin	for non-Hodgkin's lymphoma (phase III); for metastatic breast cancer, colorectal cancer, non-small-cell lung cancer, and ovarian cancer (phase II)
Olanzapine pamoate	for intramuscular delivery for schizophrenia

Select Drug Candidates in Mid-Stage Investigation

Pruvanserin (5-HT2A antagonist)	for insomnia
PPAR alpha agonist (LY518674)	for reducing the progression of atherosclerosis
Survivin ASO	for solid tumors
A-beta lowering (Gamma secretase inhibitor)	for Alzheimer's disease
A-beta antibody	for Alzheimer's disease
ASAP	for solid tumors
mGluR3 antagonist	for migraine
NERI IV	for depression (phase II); for ADHD (phase I)
mGlu2/3 prodrug	for schizophrenia
IL-1 beta antibody	for rheumatoid arthritis
Gemcitabine prodrug	for solid tumors
GLP-1 analog	for type 2 diabetes
Glucokinase activator	for type 2 diabetes *(recently in-licensed from OSI Pharmaceuticals, Inc.)*

Information is current as of January 18, 2007. The search for new drugs is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or even to fail to reach the market.

Lilly Takes Big Steps to Meet Urgent Medical Needs

We know the best medicines can't help people unless they have access to them. In the United States and globally, we are breaking ground in our innovative approaches to partnerships, working with governments and non-government organizations to ensure that patients have access to the medicines they need.

In September 2006, Lilly received a favorable opinion from the U.S. government for an innovative "Outside Part D" Medicare Part D patient assistance program, LillyMedicareAnswers, which will provide Zyprexa, Forteo and Humatrope to low-income seniors who experience gaps in prescription coverage.

The program was designed to provide assistance to low-income Medicare Part D-enrolled patients most vulnerable to continuity-of-care issues. LillyMedicareAnswers meshes with Medicare Part D to provide more sophisticated medicines to the low-income patients who need them.

Patients enrolled in LillyMedicareAnswers pay only a $25 administrative fee for each 30-day supply of medicines shipped directly to their home. Enrollment began in December 2006, with full operations beginning in January 2007.

Lilly undertook several measures in 2006 to help Medicare patients while awaiting the government opinion on this new program, including extending its long-standing LillyAnswers® program until Dec. 31, 2006. Additionally, Lilly extended access to Forteo and Zyprexa for patients who were previously enrolled in the program and signed up for a Medicare Part D Plan.

This was one way Lilly offered seniors and low-income patients affordable access to drugs. Additionally, the company donated products through six patient assistance programs that last year aided nearly 400,000 people in the United States. LillyCares, which offers free medicines to patients who cannot pay for them, helped more than 158,000 participants, while LillyAnswers provided low-cost prescriptions to nearly 235,000 Medicare-enrolled individuals. Other assistance programs helped patients gain reimbursement or access to drugs that battle cancer, severe sepsis, osteoporosis, and diabetes.

Setting the Pace for MDR-TB Partnerships

To halt the spread of one of the most pervasive and deadly diseases facing the world today, Lilly continued to partner with the World Health Organization and other groups to share expertise, transfer technology, improve treatment—and save lives. Tuberculosis—specifically, multi-drug-resistant (MDR) TB, is a growing global concern, with more than 2 million people dying of the disease each year. Even the United States saw a 13 percent increase in the number of reported cases from 2004 to 2005. Recently, a new deadly strain was identified in South Africa, called XDR-TB (extensively drug-resistant TB). In response to the South African government's request, Lilly sent 3,000 vials of the antibiotic capreomycin to help to contain the outbreak, and provided funds to train doctors and nurses on proper treatment protocols.

Lilly's government and non-government-organization partners formally recognized our company's approach to getting various groups to work together against this deadly scourge during a November 2006 MDR-TB Summit in Paris. Our plans are moving forward to share technology so others can, independently, make our TB medicines: Our South African partner, Aspen, is producing one of our two antibiotics used to treat TB, while Hisun, our partner in China, expects to produce capreomycin by the end of 2007.

Thanks to a Lilly grant, the World Health Organization has provided extensive technical assistance to many countries. In China alone, several hundred doctors and nurses have been trained and more than 20,000 MDR-TB patients have been enrolled. Further, teams from The Harvard Kennedy School, INSEAD in Paris, and Indiana University have spent time with Lilly and its partners to understand the success of our model partnerships.

A History of Giving

These and other initiatives in 2006 follow the Lilly commitment to providing Answers that Matter, as we maintain an honored tradition of giving back to the communities where we live and work. The company's global philanthropy in 2006 totaled about $420 million. Contributions included nearly $350 million (net wholesale value) worth of product donations for patient assistance programs and international humanitarian causes. Lilly and its philanthropic foundation also gave more than $57 million in cash donations for several urgent or special causes, and more than $13 million in other in-kind contributions.

In the U.S., Lilly employees also donated generously to United Way charities; their contributions, combined with matches from the foundation, totaled $9.7 million.

"Whether patients are seeking medicine, medical expertise, or both, we do our best to ensure that people in need are not forgotten," said Chairman Sidney Taurel. "Our founders established these values nearly 130 years ago, and we live by them today."

Earning Society's Trust

The depth and breadth of Lilly's corporate good works might surprise you. For a full report on these initiatives, as well as challenges that lie ahead, visit www.lilly.com/about/citizenship.

There, you can learn more about how Lilly is earning society's trust by establishing the first online clinical trial registry (www.lillytrials.com); working to improve the industry's good promotional practices and code of ethics; respecting the environment; partnering with world health leaders to combat MDR-TB with the goal of treating 20,000 patients annually by 2010 (www.lillymdr-tb.com); and implementing a broad range of other programs that improve the lives of patients every day.

In the background throughout this report are scenes from the Pechanga Indian Reservation, home of cover subject Jackie WiseSpirit.

Review of Operations

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, significant business development, recent product and late-stage pipeline developments, and legal and governmental matters affecting our company and the pharmaceutical industry.

Financial Results

We achieved worldwide sales growth of 7 percent, primarily as a result of strong growth of our newer products. We increased our investment in marketing expenses in support of key products, primarily Cymbalta® and diabetes care products, and continued our commitment to research and development, investing approximately 20 percent of our sales during 2006. Our results also benefited from continued growth in profitability of the Lilly ICOS joint venture as well as cost-containment and productivity initiatives. Net income was $2.66 billion, or $2.45 per share, in 2006 as compared with $1.98 billion, or $1.81 per share, in 2005, representing an increase in net income and earnings per share of 35 percent. Net income comparisons between 2006 and 2005 are affected by the impact of the following significant items that are reflected in our financial results (see Notes 2, 4, and 13 to the consolidated financial statements for additional information):

2006

- We recognized asset impairments, restructuring and other special charges of $450.3 million (pretax) in the fourth quarter, which decreased earnings per share by $.31 (Note 4).
- In the fourth quarter, we incurred a charge related to Zyprexa® product liability litigation matters of $494.9 million (pretax), or $.42 per share (Notes 4 and 13).

2005

- We incurred a charge related to product liability litigation matters, primarily related to Zyprexa, of $1.07 billion (pretax), which decreased earnings per share by $.90 in the second quarter of 2005 (Notes 4 and 13).
- We recognized asset impairments and other special charges of $171.9 million (pretax) in the fourth quarter, which decreased earnings per share by $.14 (Note 4).
- We adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, in the fourth quarter of 2005. The adoption of FIN 47 resulted in an adjustment for the cumulative effect of a change in accounting principle of $22.0 million (after-tax), which decreased earnings per share by $.02 (Note 2).

FIVE PRODUCTS EXCEEDED $1 BILLION IN NET SALES
($ millions)

Nine products exceeded $500 million in net sales during 2006. Five of these products—Zyprexa, Gemzar, Cymbalta, Humalog, and Evista—exceeded $1 billion in 2006. In addition, the combined efforts of Lilly and ICOS generated worldwide Cialis sales of $971 million. At more than $1.3 billion in sales in 2006, Cymbalta reached "blockbuster" status in only its second full year on the market.


$4,364
$1,408
$1,316
$1,300
$1,045
$925
$612
$594
$579
Zyprexa
Gemzar
Cymbalta
Humalog
Evista
Humulin
Alimta
Forteo
Strattera

Business Development, and Recent Product and Late-Stage Pipeline Developments

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with recent product launches and late-stage pipeline developments, including:

- On January 29, 2007, we completed the acquisition of ICOS Corporation for approximately $2.3 billion in cash. The acquisition brings the full value of Cialis® to us and enables us to realize operational efficiencies in the further development, marketing and selling of this product. The allocation of the purchase price has not yet been completed; however, we anticipate that the one-time charge to earnings for acquired in-process research and development (IPR&D) will approximate $300 million (no tax benefit) (Note 3).
- In November 2006, we received European Commission authorization to market Byetta® as a treatment for type 2 diabetes with our partner, Amylin Pharmaceuticals, Inc. (Amylin). In addition, in December 2006, we received approval from the U.S. Food and Drug Administration (FDA) for Byetta as an add-on therapy to improve blood sugar control in people with type 2 diabetes who have not achieved adequate control on a thiazolidinedione (TZD).
- We submitted a New Drug Application (NDA) to the FDA for Evista® for the reduction in risk of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for breast cancer.
- We initiated a Phase III clinical trial to study enzastaurin as a maintenance therapy to prevent relapse in patients with non-Hodgkin's lymphoma. Additionally, we closed the enrollment of a Phase III study of enzastaurin for the treatment of recurrent glioblastoma after an external data monitoring committee determined the study would likely not meet its primary efficacy endpoint.

GROWTH RATE IN NET SALES PER EMPLOYEE INCREASES AT A FASTER RATE THAN SALES GROWTH
($ dollars)

In 2006, we continued our focus on productivity, led by an expanding team of Six Sigma black belts. Net sales per employee increased 10 percent to $378,000, exceeding our net sales growth in 2006 of 7 percent.



$258,000
$280,000
$311,000
$344,000
$378,000
02
03
04
05
06

- In July 2006, we received FDA approval for Gemzar® for the treatment of recurrent ovarian cancer in combination with carboplatin. Additionally, the United Kingdom's National Institute for Health and Clinical Excellence has recommended Gemzar coverage under the UK's National Health Service for the use of Gemzar, in combination with paclitaxel, within a limited population of breast cancer patients.
- In September 2006, we received an approvable letter from the FDA for Arxxant™ for the treatment of diabetic retinopathy. The FDA has indicated that it will require efficacy data from an additional Phase III study before it will consider approving the molecule. We decided to appeal the FDA's decision and began discussions with the agency. There can be no assurance that our appeal will be successful.
- We submitted a supplemental NDA to the FDA for Cymbalta for the treatment of generalized anxiety disorder. We are also conducting Phase III studies on Cymbalta for the treatment of fibromyalgia, a chronic, often debilitating pain disorder.
- In January 2007, we licensed from OSI Pharmaceuticals, Inc. (OSI), its glucokinase activator (GKA) program for the treatment of type 2 diabetes, including the lead compound PSN010. We received an exclusive license to develop and market any compounds derived from the GKA program. Under the terms of the agreement, we paid an upfront fee of $25.0 million (pretax) (Note 3).
- In January 2007, along with our partner, Daiichi Sankyo, we announced that we completed enrollment in the TRITON study, a Phase III head-to-head study comparing prasugrel to clopidogrel (Plavix®) in patients with acute coronary syndrome undergoing percutaneous coronary intervention (PCI).

Legal and Governmental Matters

In December 2006, the U.S. Court of Appeals for the Federal Circuit affirmed a district court ruling upholding the validity of our Zyprexa patent. We are very confident we will maintain our U.S. patent protection on Zyprexa until 2011.

We have reached agreements with claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a total of approximately 28,500 claims against us relating to the medication. Approximately 1,300 claims remain. As a result of our product liability exposures, the substantial majority of which were related to Zyprexa, we recorded net pretax charges of $1.07 billion in the second quarter of 2005 and $494.9 million in the fourth quarter of 2006.

In March 2004, we were notified by the U.S. Attorney's office for the Eastern District of Pennsylvania that it had commenced a civil investigation relating to our U.S. marketing and promotional practices.

In the United States, implementation of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), which provides a prescription drug benefit under the Medicare program, took effect January 1, 2006. In 2006, we experienced a one-time sales benefit as a result of MMA; however, in the long term there is additional risk of increased pricing pressures. While the MMA prohibits the Secretary of Health and Human Services (HHS) from directly negotiating prescription drug prices with manufacturers, legislation was passed in early 2007 by the U.S. House of Representatives that would require HHS to negotiate directly with pharmaceutical manufacturers. This legislation will be considered by the U.S. Senate. MMA retains the authority of the Secretary of HHS to prohibit the importation of prescription drugs. Legislation to allow for broad-scale importation has been presented to both the House of Representatives and the Senate. The proposed legislation could remove that authority and allow for the importation of products into the U.S. If adopted, such legislation would likely have a negative effect on our U.S. sales. Current importation language allows for medication to be carried in person from Canada to the U.S. and does not authorize mail or Internet importation. Further, the language disallows certain medications including injectibles. We believe the expanded prescription drug coverage for seniors under the MMA has further alleviated the perceived need for a federal importation scheme. However, notwithstanding the federal law that continues to prohibit all but the very narrow drug importation detailed above, several states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies.

The successful implementation of the MMA may relieve some state budget pressures but is unlikely to result in reduced pricing pressures at the state level. A majority of states have implemented supplemental rebates and restricted formularies in their Medicaid programs, and these programs are expected to continue in the post-MMA environment. Moreover, under the 2005 federal Deficit Reduction Act, states will have greater flexibility to impose new cost-sharing requirements on Medicaid beneficiaries for non-preferred prescription drugs that will result in certain beneficiaries bearing more of the cost. Several states also are attempting to extend discounted Medicaid prices to non-Medicaid patients. As a result, we expect pressures on pharmaceutical pricing to continue.

As it relates to the Medicare program, Lilly has implemented the LillyMedicareAnswers program. LillyMedicareAnswers is a new patient assistance program that provides certain eligible Medicare Part D enrolled patients access to a one month's-supply of select medications for a $25 administrative fee per prescription. Medications available via the program include Zyprexa, Forteo®, and Humatrope®.

International operations also are generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

OPERATING RESULTS—2006

Sales

Our worldwide sales for 2006 increased 7 percent, to $15.69 billion, driven primarily by sales growth of Cymbalta, Forteo, Byetta, Zyprexa, and Alimta®. Worldwide sales volume increased 3 percent and selling prices increased sales by 4 percent. Foreign exchange rates did not impact our overall sales growth. Sales in the U.S. increased 10 percent, to $8.60 billion, driven primarily by increased sales of Cymbalta, diabetes care products, Forteo, and Zyprexa. U.S. growth comparisons benefited from an estimated $170 million of wholesaler destocking that had occurred in 2005 as a result of restructuring our arrangements with our U.S. wholesalers in the first quarter of 2005. Additionally, we experienced a one-time sales benefit resulting from a shift of certain low-income patients from Medicaid to Medicare and increased access to medical coverage by certain patients previously covered under our LillyAnswers program following the implementation of MMA in 2006. This contributed part of the increases in U.S. net effective sales prices of 9 percent. Sales outside the U.S. increased 4 percent, to $7.09 billion, driven by growth of Cymbalta, Alimta, and Zyprexa.

Zyprexa, our top-selling product, is a treatment for schizophrenia, bipolar mania, and bipolar maintenance. Zyprexa sales in the U.S. increased 4 percent in 2006, driven by higher prices, offset in part by lower

The following table summarizes our net sales activity in 2006 compared with 2005:

Product (Dollars in millions)	Year Ended December 31, 2006 U.S.[1]	Outside U.S.	Total	Year Ended December 31, 2005 Total	Percent Change from 2005
Zyprexa	$ 2,106.2	$ 2,257.4	$ 4,363.6	$ 4,202.3	4
Gemzar	609.8	798.3	1,408.1	1,334.5	6
Cymbalta	1,158.7	157.7	1,316.4	679.7	94
Humalog®	811.0	488.5	1,299.5	1,197.7	9
Evista	664.0	381.3	1,045.3	1,036.1	1
Humulin®	367.9	557.4	925.3	1,004.7	(8)
Animal health products	405.9	469.6	875.5	863.7	1
Alimta	350.1	261.7	611.8	463.2	32
Forteo	416.2	178.1	594.3	389.3	53
Strattera®	509.2	69.8	579.0	552.1	5
Actos®	279.1	169.4	448.5	493.0	(9)
Humatrope	202.3	213.3	415.6	414.4	0
Fluoxetine products	152.8	162.3	315.1	453.4	(31)
ReoPro®	110.4	170.0	280.4	296.7	(5)
Anti-infectives	25.1	249.5	274.6	443.9	(38)
Byetta	219.0	—	219.0	39.6	NM
Cialis[2]	3.7	212.1	215.8	169.9	27
Xigris®	103.4	88.8	192.2	214.6	(10)
Other pharmaceutical products	104.4	206.6	311.0	396.5	(22)
Total net sales	$8,599.2	$7,091.8	$15,691.0	$14,645.3	7

NM—Not meaningful

[1] U.S. sales include sales in Puerto Rico.

[2] Cialis had worldwide 2006 sales of $971.0 million, representing an increase of 30 percent compared with 2005. The sales shown in the table above represent results only in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales, net of expenses and income taxes, is reported in other income—net in our consolidated statements of income.

KEY CONTRIBUTORS TO 2006 SALES GROWTH
($ in millions represent growth in product sales; percentages represent changes from 2005)

Five products—Cymbalta, Forteo, Byetta, Zyprexa, and Alimta—generated $7.1 billion in net sales during 2006, an increase of $1.3 billion over 2005. In addition, global sales of Cialis, promoted with our partner ICOS, increased $224 million to $971 million (a 30 percent increase from 2005).



+94%
$637
Cymbalta
+53%
$205
Forteo
NM
$179
Byetta
+4%
$161
Zyprexa
+32%
$149
Alimta

demand. The increase in net effective selling prices was partially due to the transition of certain low-income patients from Medicaid to Medicare. Sales outside the U.S. increased 4 percent, driven primarily by increased demand, offset in part by declining prices.

Diabetes care products, composed primarily of Humalog, our insulin analog; Humulin, a biosynthetic human insulin; Actos, an oral agent for the treatment of type 2 diabetes; and Byetta, the first in a new class of medicines known as incretin mimetics for type 2 diabetes that we market with Amylin, had aggregate worldwide revenues of $2.96 billion in 2006, an increase of 6 percent. Diabetes care revenues in the U.S. increased 8 percent, to $1.73 billion. Diabetes care revenues outside the U.S. increased 2 percent, to $1.23 billion. Results from our primary diabetes care products are as follows:

- Humalog sales increased 10 percent in the U.S., due primarily to higher prices and increased 7 percent outside the U.S., due primarily to increased volume, offset partially by lower prices.
- Humulin sales in the U.S. decreased 10 percent due primarily to decreased volume, offset partially by increased selling prices. Outside the U.S., Humulin sales decreased 6 percent due to decreases in demand and selling prices.
- Actos revenues in the U.S., the majority of which represent service revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), decreased 22 percent in 2006. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda. Our U.S. marketing rights with respect to Actos expired in September 2006; however, we will continue receiving royalties from Takeda. As a result, our revenues from Actos will decline each year through September 2009. Our arrangement outside the U.S. continues. Sales outside the U.S. increased 23 percent, due primarily to increased volume in addition to a favorable impact of foreign exchange rates, offset in part by lower prices.
- Sales of Byetta, launched in the U.S. in June 2005, were $430.2 million for 2006. We report as revenue our 50 percent share of Byetta's gross margin and our sales of Byetta pen delivery devices to Amylin.

Sales of Gemzar, a product approved to fight various cancers, increased 4 percent in the U.S., due primarily to higher prices as well as the reductions in U.S. wholesaler inventory levels in 2005. Gemzar sales increased 7 percent outside the U.S., driven by strong volume.

Sales of Cymbalta, a product for the treatment of major depressive disorder and diabetic peripheral neuropathic pain, increased 82 percent in the U.S., due to strong demand. Sales of Cymbalta outside the U.S. reflect international launches. Worldwide sales exceeded $1 billion in 2006, the product's second full year on the market.

Sales of Evista, a product for the prevention and treatment of osteoporosis, increased 2 percent in the U.S. due to higher prices, offset partially by a decline in demand. Outside the U.S., sales of Evista decreased 1 percent, driven by lower prices, offset by an increase in demand.

Sales of Alimta, a treatment for malignant pleural mesothelioma and second-line treatment for non-small-cell lung cancer (NSCLC), increased 18 percent and 57 percent in the U.S. and outside the U.S., respectively, due primarily to increased demand.

Sales of Forteo, a treatment for severe osteoporosis, increased 57 percent in the U.S. In addition to increased demand, U.S. sales significantly benefited from patients' access to medical coverage through the Medicare Part D program and from decreased utilization of our U.S. patient assistance program, LillyAnswers. Sales outside the U.S. increased 43 percent, reflecting a strong demand.

Sales of Strattera, a treatment for attention-deficit hyperactivity disorder in children, adolescents, and adults, increased 2 percent in the U.S. due to higher prices as well as the reductions in U.S. wholesaler inventory levels in 2005, offset by a decline in demand. Sales outside the U.S. increased 31 percent due primarily to increased demand in addition to a modest favorable impact of foreign exchange rates, offset partially by lower prices.

Total product sales of Cialis, an erectile dysfunction treatment, increased 38 percent in the U.S. and 24 percent outside the U.S. Worldwide Cialis sales growth reflects the impact of market share gains, market growth, and price increases during 2006. Cialis sales in our territories are reported in net sales, while our 50 percent share of the joint-venture net income is reported in other income—net. All sales of Cialis subsequent to the ICOS acquisition in 2007 will be included in our revenue.

Animal health product sales in the U.S. increased 10 percent, due primarily to increased demand led by Rumensin® and Tylan®. Sales outside the U.S. decreased 5 percent, driven primarily by the decrease in the sales of Surmax® as a result of the European Union's growth promotion use ban on the product, effective January 1, 2006.

Consolidated Statements of Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2006	2005	2004
Net sales	$15,691.0	$14,645.3	$13,857.9
Cost of sales	3,546.5	3,474.2	3,223.9
Research and development	3,129.3	3,025.5	2,691.1
Marketing and administrative	4,889.8	4,497.0	4,284.2
Acquired in-process research and development (Note 3)	—	—	392.2
Asset impairments, restructuring, and other special charges (Note 4)	945.2	1,245.3	603.0
Other income—net	(237.8)	(314.2)	(278.4)
	12,273.0	11,927.8	10,916.0
Income before income taxes and cumulative effect of a change in accounting principle	3,418.0	2,717.5	2,941.9
Income taxes (Note 10)	755.3	715.9	1,131.8
Income before cumulative effect of a change in accounting principle	2,662.7	2,001.6	1,810.1
Cumulative effect of a change in accounting principle, net of tax (Note 2)	—	(22.0)	—
Net income	$ 2,662.7	$ 1,979.6	$ 1,810.1
Earnings per share—basic (Note 11)			
Income before cumulative effect of a change in accounting principle	$2.45	$1.84	$1.67
Cumulative effect of a change in accounting principle	—	(0.02)	—
Net income	$2.45	$1.82	$1.67
Earnings per share—diluted (Note 11)			
Income before cumulative effect of a change in accounting principle	$2.45	$1.83	$1.66
Cumulative effect of a change in accounting principle	—	(0.02)	—
Net income	$2.45	$1.81	$1.66

See notes to consolidated financial statements.

GROSS MARGIN IMPROVES IN 2006
(as a percent of total net sales)

Gross margin as a percent of net sales increased by 1.1 percentage points to 77.4 percent. This increase was primarily due to increased product prices and increased production volume, partially offset by higher manufacturing expenses. We expect our 2007 gross margin as a percent of net sales to improve slightly from 2006.



80.4%
78.7%
76.7%
76.3%
77.4%
02 03 04 05 06

Gross Margin, Costs, and Expenses

The 2006 gross margin increased to 77.4 percent of sales compared with 76.3 percent for 2005. This increase was primarily due to increased product prices and increased production volume, partially offset by higher manufacturing expenses.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 7 percent in 2006. Investment in research and development increased 3 percent, to $3.13 billion, primarily due to increases in discovery research and clinical trial costs. We continued to be a leader in our industry peer group by investing approximately 20 percent of our sales into research and development during 2006. Marketing and administrative expenses increased 9 percent in 2006, to $4.89 billion. This increase was largely attributable to increased marketing expenses in support of key products, primarily Cymbalta and the diabetes care franchise, and an increase in litigation-related costs.

Other income—net decreased $76.4 million, to $237.8 million, and consists of interest expense, interest income, the after-tax operating results of the Lilly ICOS joint venture, and all other miscellaneous income and expense items.

RESEARCH AND DEVELOPMENT INVESTMENT INCREASING
($ millions, percent of net sales)

Research and development expenditures increased by 3 percent, to $3.1 billion, in 2006 due to increases in discovery research and clinical trial costs. We continued to be a leader in our industry peer group by investing approximately 20 percent of our sales into research and development during 2006. This significant financial investment in our pipeline of products supports our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.



$2,149 19.4%
$2,350 18.7%
$2,691 19.4%
$3,026 20.7%
$3,129 19.9%
02 03 04 05 06

- Interest expense for 2006 increased $132.9 million, to $238.1 million. This increase is a result of higher interest rates and less capitalized interest due to the completion in late 2005 of certain manufacturing facilities.
- Interest income for 2006 increased $49.8 million, to $261.9 million, due to higher short-term interest rates.
- The Lilly ICOS joint-venture income was $96.3 million in 2006 as compared to $11.1 million in 2005. The increase was due to increased Cialis sales and decreased selling and marketing expenses.
- Net other miscellaneous income items decreased $78.5 million to $117.7 million, primarily as a result of less income related to the outlicensing of legacy products and partnered compounds in development.

We incurred tax expense of $755.3 million in 2006, resulting in an effective tax rate of 22.1 percent, compared with 26.3 percent for 2005. The effective tax rates for 2006 and 2005 were affected primarily by the product liability charges of $494.9 million and $1.07 billion, respectively. The tax expense of these charges was less than our effective tax rate, as the tax expense was calculated based upon existing tax laws in the countries in which we reasonably expect to deduct the charge. See Note 10 to the consolidated financial statements for additional information.

OPERATING RESULTS—2005

Financial Results

We achieved worldwide sales growth of 6 percent, due in part to the launch in 2004 of five new products as well as six new indications or formulations for expanded use of new and existing products in key markets. In addition, we launched one new product in the U.S. and several new products, new indications, or new formulations in key markets in 2005. We continued our substantial investments in our manufacturing operations and research and development activities, resulting in cost of products sold and research and development costs increasing at rates greater than sales. Despite product launch expenditures, our cost-containment and productivity measures contributed to marketing and administrative expenses increasing at a rate less than sales. During 2005, we began to expense stock options, which had the effect of increasing our research and development and marketing and administrative expenses. We also benefited from an increase in other income—net, due primarily to increased profitability of the Lilly ICOS joint venture, and a decrease in the tax rate in 2005. Net income was $1.98 billion, or $1.81 per share, in 2005 as compared with $1.81 billion, or $1.66 per share, in 2004, representing an increase in net income and earnings per share of 9 percent. Certain items, reflected in our operating results for 2005 and 2004, should be considered in comparing the two years. The significant items for 2005 are summarized in the Executive Overview. The 2004 items are summarized as follows (see Notes 1, 3, 4, 7, and 10 to the consolidated financial statements for additional information):

- In 2005, we began to expense stock options in accordance with SFAS 123(R). Had we expensed stock options in 2004, our 2004 net income would have been lower by $266.4 million, which would have decreased earnings per share by $.24 per share (Notes 1 and 7).
- We recognized asset impairment charges, streamlined our infrastructure, and provided for the anticipated resolution of the government investigation of Evista marketing and promotional practices, resulting in charges of $108.9 million (pretax) in the second quarter of 2004 and $494.1 million (pretax) in the fourth quarter of 2004, which decreased earnings per share by $.08 and $.30, respectively (Note 4).
- We incurred charges for acquired in-process research and development (IPR&D) of $362.3 million (no tax benefit) in the first quarter of 2004 related to the acquisition of Applied Molecular Evolution, Inc. (AME), and $29.9 million (pretax) in the fourth quarter of 2004 related to our acquisition of a Phase I compound under development as a potential treatment for insomnia, which decreased earnings per share by $.33 in the first quarter of 2004 and $.02 in the fourth quarter of 2004 (Note 3).
- We recognized tax expenses of $465.0 million in the fourth quarter of 2004 associated with the anticipated repatriation in 2005 of $8.00 billion of our earnings reinvested outside the U.S., as a result of the passage of the American Jobs Creation Act of 2004 (AJCA). This tax expense decreased earnings per share by $.43 in that quarter (Note 10).

Sales

Our worldwide sales for 2005 increased 6 percent, to $14.65 billion, driven primarily by sales growth of Cymbalta, Alimta, Forteo, and Gemzar. As a result of restructuring our arrangements with our U.S. wholesalers in early 2005, reductions occurred in wholesaler inventory levels for certain products (primarily Strattera, Prozac®, and Gemzar) that reduced our sales by approximately $170 million. Sales growth in 2005 was also affected by decreased U.S. demand for Zyprexa, Strattera, and Prozac. Despite this wholesaler destocking and decreased demand, sales in the U.S.

FINANCIALS

The following table summarizes our net sales activity in 2005 compared with 2004:

Product (Dollars in millions)	Year Ended December 31, 2005 U.S.[1]	Outside U.S.	Total	Year Ended December 31, 2004 Total	Percent Change from 2004
Zyprexa	$2,034.9	$ 2,167.4	$ 4,202.3	$ 4,419.8	(5)
Gemzar	586.1	748.4	1,334.5	1,214.4	10
Humalog	739.6	458.1	1,197.7	1,101.6	9
Evista	652.9	383.2	1,036.1	1,012.7	2
Humulin	410.7	594.0	1,004.7	997.7	1
Animal health products	370.3	493.4	863.7	798.7	8
Cymbalta	636.2	43.5	679.7	93.9	NM
Strattera	498.7	53.4	552.1	666.7	(17)
Actos	355.7	137.3	493.0	452.9	9
Alimta	296.3	166.9	463.2	142.6	NM
Fluoxetine products	249.1	204.3	453.4	559.0	(19)
Anti-infectives	133.3	310.6	443.9	478.0	(7)
Humatrope	184.5	229.9	414.4	430.3	(4)
Forteo	264.7	124.6	389.3	238.6	63
ReoPro	119.8	176.9	296.7	362.8	(18)
Xigris	118.9	95.7	214.6	201.8	6
Cialis[2]	2.3	167.6	169.9	130.6	30
Symbyax®	52.6	1.3	53.9	70.2	(23)
Other pharmaceutical products	91.5	290.7	382.2	485.6	(21)
Total net sales	$7,798.1	$6,847.2	$14,645.3	$13,857.9	6

NM—Not meaningful

[1] U.S. sales include sales in Puerto Rico.

[2] Cialis had worldwide 2005 sales of $746.6 million, representing an increase of 35 percent compared with 2004. The sales shown in the table above represent results only in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales, net of expenses and income taxes, is reported in other income—net in our consolidated statements of income.

increased 2 percent, to $7.80 billion, driven primarily by increased sales of Cymbalta and Alimta. Sales outside the U.S. increased 11 percent, to $6.85 billion, driven by growth of Zyprexa, Alimta, and Gemzar. Worldwide sales reflected a volume increase of 3 percent, with global selling prices contributing 1 percent and an increase due to favorable changes in exchange rates contributing 1 percent. (Numbers do not add due to rounding.)

Zyprexa sales in the U.S. decreased 16 percent in 2005, resulting from a decline in underlying demand due to continuing competitive pressures. Sales outside the U.S. in 2005 increased 9 percent, driven by volume growth in a number of major markets and the favorable impact of exchange rates. Excluding the impact of exchange rates, sales of Zyprexa outside the U.S. increased by 6 percent.

Diabetes care products had aggregate worldwide revenues of $2.80 billion in 2005, an increase of 7 percent. Diabetes care revenues in the U.S. increased 7 percent, to $1.59 billion, primarily driven by higher prices, offset partially by a decline in underlying demand due to continued competitive pressures in the insulins market and reductions in wholesaler inventory levels of insulins. Diabetes care revenues outside the U.S. increased 8 percent, to $1.20 billion. Humalog sales increased 8 percent in the U.S. and 10 percent outside the U.S. Humulin sales in the U.S. decreased 3 percent, while Humulin sales outside the U.S. increased 3 percent. Actos revenues increased 9 percent in 2005. Sales of Byetta were $74.6 million following its June 2005 launch. Our reported net sales of Byetta totaled $39.6 million in 2005.

Sales of Gemzar increased 4 percent in the U.S. in 2005 and were negatively affected by reductions in wholesaler inventory levels as a result of our restructured arrangements with our U.S. wholesalers. Gemzar sales increased 15 percent outside the U.S., driven by strong volume growth in a number of cancer indications.

Sales of Evista decreased 2 percent in the U.S. due to declines in U.S. underlying demand resulting from continued competitive pressures and to reductions in wholesaler inventory levels. This decline was partially offset by price increases. Outside the U.S., sales of Evista increased 11 percent, driven by volume growth in several markets and the early 2004 launch of the product in Japan.

Cymbalta was launched in the U.S. in late August 2004 for the treatment of major depressive disorder and in September 2004 for the treatment of diabetic peripheral neuropathic pain. Cymbalta launches began in Europe for the treatment of major depressive disorder during the first quarter of 2005. Cymbalta generated $679.7 million in sales in 2005.

Sales of Strattera declined 24 percent in the U.S. in 2005 due to wholesaler destocking resulting from restructured arrangements with our U.S. wholesalers and a decline in underlying demand. Sales outside the U.S. were $53.4 million in 2005, compared with $10.3 million in 2004, primarily reflecting launches in Australia, Canada, Germany, Mexico, and Spain.

Alimta was launched in the U.S. in February 2004 for the treatment of malignant pleural mesothelioma and in August for second-line treatment of non-small-cell lung cancer (NSCLC). Alimta was launched in several European countries in the second half of 2004 and throughout 2005. Alimta generated sales of $463.2 million in 2005.

Forteo increased 34 percent in the U.S. in 2005, driven by strong growth in underlying demand. Sales growth was offset, in part, by wholesaler destocking in the first half of 2005 related to our revised arrangements with U.S. wholesalers.

Cialis worldwide sales of $746.6 million in 2005 reflected an increase of 35 percent compared to 2004, and comprises $169.9 million of sales in our territories, and $576.7 million of sales in the joint-venture territories. Within the joint-venture territories, U.S. sales of Cialis were $272.9 million for 2005, an increase of 32 percent, despite wholesaler destocking in the first half of the year as a result of our restructured arrangements with our U.S. wholesalers.

Animal health product sales in the U.S. increased 9 percent, while sales outside the U.S. increased 7 percent, led by Rumensin and Paylean®.

Gross Margin, Costs, and Expenses

The 2005 gross margin decreased to 76.3 percent of sales compared with 76.7 percent for 2004. The decrease was primarily due to higher manufacturing expenses, partially offset by favorable product mix and lower factory inventory losses.

Operating expenses increased 8 percent in 2005. Investment in research and development increased 12 percent, to $3.03 billion, in 2005, due to the adoption of stock option expensing in 2005, decreased reimbursements from collaboration partners, and increased incentive compensation and benefits expenses. We continued to be a leader in our industry peer group by investing approximately 21 percent of our sales into research and development during 2005. Marketing and administrative expenses increased 5 percent in 2005, to $4.50 billion, due to the adoption of stock option expensing in 2005, and increased incentive compensation and benefits expenses. This comparison also benefited from a charitable contribution to the Lilly Foundation during the fourth quarter of 2004. Research and development expenses would have increased by 8 percent, and marketing and administrative expenses would have been flat for 2005, if 2004 had been restated as if stock options had been expensed.

Other income—net increased $35.8 million in 2005, to $314.2 million, due to the following:

- Interest expense for 2005 increased $53.6 million, to $105.2 million, primarily due to increased interest rates.
- Interest income for 2005 increased $55.4 million, to $212.1 million, due to increased investment balances and interest rates.
- Our net income from the Lilly ICOS joint venture was $11.1 million for 2005, compared with a net loss of $79.0 million in 2004. The joint venture became profitable for the first time in the third quarter of 2005.
- Net other miscellaneous income items decreased $56.1 million to $196.2 million, primarily as a result of less income related to the outlicense of legacy products and partnered products in development.

The effective tax rate for 2005 was 26.3 percent, compared with 38.5 percent for 2004. The effective tax rate for 2005 was affected by the product liability charge of $1.07 billion. The tax benefit of this charge was less than our effective tax rate, as the tax benefit was calculated based upon existing tax laws in the countries in which we reasonably expect to deduct the charge. The effective tax rate for 2004 was affected by the tax provision related to the expected repatriation of $8.00 billion of earnings reinvested outside the U.S. pursuant to the AJCA and the charge for acquired IPR&D related to the AME acquisition, which is not deductible for tax purposes. See Note 10 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2006, cash, cash equivalents, and short-term investments totaled $3.89 billion compared with $5.04 billion at December 31, 2005. Strong cash flow from operations in 2006 of $3.98 billion was more than offset by repayments of long-term debt of $2.78 billion, dividends paid of $1.74 billion, and capital expenditures of $1.08 billion.

Capital expenditures of $1.08 billion during 2006 were $220.3 million less than in 2005, due primarily to the management of capital spending and completion of key projects. We expect near-term capital expenditures to remain approximately the same as 2006 levels while we invest in our biotech and research and development initiatives, continue to upgrade our manufacturing facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.

Total debt as of December 31, 2006 was $3.71 billion, reflecting a net repayment of $2.78 billion during 2006. In early 2007, we issued approximately $2.5 billion of debt to finance our acquisition of ICOS, including the acquisition of ICOS stock and refinancing of ICOS debt. Our current debt ratings from Standard & Poor's and Moody's remain at AA and Aa3, respectively.

Dividends of $1.60 per share were paid in 2006, an increase of 5 percent from 2005. In the fourth quarter of 2006, effective for the first-quarter dividend in 2007, the quarterly dividend was increased to $.425 per share (a 6 percent increase), resulting in an indicated annual rate for 2007 of $1.70 per share. The year 2006 was the 122nd consecutive year in which we made dividend payments and the 39th consecutive year in which dividends have been increased.

DECREASING CAPITAL EXPENDITURE REQUIREMENTS CONTRIBUTE TO CASH FLOW
($ millions)

Capital expenditures decreased to $1.1 billion in 2006. Our capital expenditures have continued to decline from a peak of $1.9 billion in 2004. We expect 2007 capital expenditures to remain approximately the same as 2006 levels by managing our capital spending while we invest in our biotech and research and development initiatives, continue to upgrade our manufacturing facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.


$1,130.9
$1,706.6
$1,898.1
$1,298.1
$1,077.8
02 03 04 05 06

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our normal operating needs, including debt service, capital expenditures, costs associated with product liability litigation, dividends, and taxes in 2007. We believe that amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings, if necessary. We currently have $1.21 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Excluding the long-term debt issued for the ICOS acquisition, we plan to use available cash to repay approximately $1 billion of debt outside the U.S. by the end of 2007. Various risks and uncertainties, including those discussed in the Financial Expectations for 2007 section, may affect our operating results and cash generated from operations.

DIVIDENDS PAID PER SHARE CONTINUE TO GROW
(dollars)

Dividends paid during 2006 increased to $1.60 per share. This constitutes the 39th consecutive increase in annual dividends. We continued this tradition into 2007 by declaring a first-quarter 2007 dividend of $.425 per share, a 6 percent increase over first-quarter 2006. This record clearly reflects our continued commitment to delivering outstanding shareholder value.


$1.24
$1.34
$1.42
$1.52
$1.60
02 03 04 05 06

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 3,109.3	$ 3,006.7
Short-term investments	781.7	2,031.0
Accounts receivable, net of allowances of $82.5 (2006) and $66.3 (2005)	2,298.6	2,313.3
Other receivables	395.8	448.4
Inventories	2,270.3	1,878.0
Deferred income taxes (Note 10)	519.2	756.4
Prepaid expenses	319.5	362.0
Total current assets	9,694.4	10,795.8
Other Assets		
Prepaid pension (Note 12)	1,091.5	2,419.6
Investments (Note 5)	1,001.9	1,296.6
Sundry (Note 8)	2,015.3	2,156.3
	4,108.7	5,872.5
Property and Equipment, net	8,152.3	7,912.5
	$21,955.4	$24,580.8
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings and current maturities of long-term debt (Note 6)	$ 219.4	$ 734.7
Accounts payable	789.4	781.3
Employee compensation	607.7	548.8
Sales rebates and discounts	508.3	491.2
Dividends payable	463.3	436.5
Income taxes payable (Note 10)	640.6	884.9
Other current liabilities (Note 8)	1,856.8	1,838.9
Total current liabilities	5,085.5	5,716.3
Other Liabilities		
Long-term debt (Note 6)	3,494.4	5,763.5
Accrued retirement benefit (Note 12)	1,586.9	787.9
Deferred income taxes (Note 10)	62.2	695.1
Other noncurrent liabilities (Note 8)	745.7	826.1
	5,889.2	8,072.6
Commitments and contingencies (Note 13)		
Shareholders' Equity (Notes 7 and 9)		
Common stock—no par value		
Authorized shares: 3,200,000,000		
Issued shares: 1,132,578,231 (2006) and 1,131,070,629 (2005)	707.9	706.9
Additional paid-in capital	3,571.9	3,323.8
Retained earnings	10,926.7	10,027.2
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs—ESOP	(100.7)	(106.3)
Accumulated other comprehensive loss (Note 14)	(1,388.7)	(420.6)
	11,082.1	10,896.0
Less cost of common stock in treasury		
2006—909,573 shares		
2005—933,584 shares	101.4	104.1
	10,980.7	10,791.9
	$21,955.4	$24,580.8

See notes to consolidated financial statements.

FINANCIALS

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2006	2005	2004
Cash Flows From Operating Activities			
Net income	$ 2,662.7	$ 1,979.6	$ 1,810.1
Adjustments To Reconcile Net Income To Cash Flows From Operating Activities			
Depreciation and amortization	801.8	726.4	597.5
Change in deferred taxes	346.8	(347.5)	772.4
Stock-based compensation expense	359.3	403.5	53.0
Acquired in-process research and development, net of tax	—	—	381.7
Asset impairments, restructuring, and other special charges, net of tax	797.4	1,128.7	374.3
Other, net	(196.8)	(30.0)	171.5
	4,771.2	3,860.7	4,160.5
Changes in operating assets and liabilities			
Receivables—(increase) decrease	243.9	(286.4)	(240.8)
Inventories—(increase) decrease	(60.2)	72.1	(111.6)
Other assets—increase	(43.0)	(269.4)	(765.2)
Accounts payable and other liabilities—decrease	(936.0)	(1,463.4)	(173.4)
	(795.3)	(1,947.1)	(1,291.0)
Net Cash Provided by Operating Activities	3,975.9	1,913.6	2,869.5
Cash Flows From Investing Activities			
Purchases of property and equipment	(1,077.8)	(1,298.1)	(1,898.1)
Disposals of property and equipment	65.2	11.1	20.5
Net changes in short-term investments	1,247.5	62.7	(1,119.0)
Proceeds from sales and maturities of noncurrent investments	1,507.7	545.1	14,849.3
Purchases of noncurrent investments	(1,313.2)	(1,183.1)	(11,967.7)
Purchases of in-process research and development	—	—	(29.9)
Cash paid for acquisition of Applied Molecular Evolution, net of cash acquired	—	—	(71.7)
Other, net	179.0	(353.6)	(468.2)
Net Cash Provided by (Used for) Investing Activities	608.4	(2,215.9)	(684.8)
Cash Flows From Financing Activities			
Dividends paid	(1,736.3)	(1,654.9)	(1,539.8)
Purchases of common stock	(122.1)	(377.9)	—
Issuances of common stock under stock plans	59.6	105.9	117.9
Net changes in short-term borrowings	(8.4)	(1,988.7)	1,478.2
Proceeds from issuance of long-term debt	—	3,000.0	1,000.0
Repayments of long-term debt	(2,781.5)	(1,004.7)	(839.2)
Other, net	9.9	39.8	(13.4)
Net Cash Provided by (Used for) Financing Activities	(4,578.8)	(1,880.5)	203.7
Effect of exchange rate changes on cash	97.1	(175.8)	220.6
Net increase (decrease) in cash and cash equivalents	102.6	(2,358.6)	2,609.0
Cash and cash equivalents at beginning of year	3,006.7	5,365.3	2,756.3
Cash and Cash Equivalents at End of Year	$ 3,109.3	$ 3,006.7	$ 5,365.3

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions) Year Ended December 31	2006	2005	2004
Net income	$2,662.7	$1,979.6	$1,810.1
Other comprehensive income (loss)			
Adoption of SFAS 158 (Notes 12 and 14)	(2,366.2)	—	—
Foreign currency translation gains (losses)	542.4	(533.4)	441.7
Net unrealized gains (losses) on securities	(3.2)	0.3	(25.9)
Minimum pension liability adjustment	(18.8)	(87.8)	(4.4)
Effective portion of cash flow hedges	143.3	(81.7)	(53.7)
Other comprehensive income (loss) before income taxes	(1,702.5)	(702.6)	357.7
Provision for income taxes related to other comprehensive income (loss) items	734.4	63.4	21.0
Other comprehensive income (loss) (Note 14)	(968.1)	(639.2)	378.7
Comprehensive income	$1,694.6	$1,340.4	$2,188.8

See notes to consolidated financial statements.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2006 and 2005, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2006 and 2005, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2006 and 2005, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2006 and 2005, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt, including interest payments[1]	$5,638.1	$ 374.0	$1,703.5	$ 265.4	$3,295.2
Capital lease obligations	152.6	19.8	36.1	24.2	72.5
Operating leases	412.2	92.2	136.0	76.8	107.2
Purchase obligations[2]	2,105.0	1,879.4	140.9	68.3	16.4
Other long-term liabilities reflected on our balance sheet[3]	836.8	78.6	135.9	138.2	484.1
Other[4]	67.1	67.1	—	—	—
Total	$9,211.8	$2,511.1	$2,152.4	$ 572.9	$3,975.4

[1] Our long-term debt obligations include both our expected principal and interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2006 to compute the amount of the contractual obligation for interest on the variable rate debt instruments and swaps.
[2] We have included the following:
- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2006. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3] We have included our long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities.
[4] This category comprises primarily minimum pension funding requirements.

life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

Individually, these arrangements are not material in any one reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.
The contractual obligations table is current as of December 31, 2006. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. We believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report. Our most critical accounting policies have been discussed with our audit committee and are described below.

Revenue Recognition and Sales Rebate and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for discounts and rebates are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. Causes of unusual wholesaler buying patterns include actual or anticipated product supply issues, weather patterns, anticipated changes in the transportation network, redundant holiday stocking, and changes in wholesaler business operations. An unusual buying pattern compared with underlying demand of our products outside the U.S. could also be the result of speculative buying by wholesalers in anticipation of price increases. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if the amount is believed to be material to the product sales trend; however, we are not always able to accurately quantify the amount of stocking or destocking.

As a result of restructuring our arrangements with our U.S. wholesalers in early 2005, reductions occurred in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) that reduced our 2005 sales by approximately $170 million. The modified structure eliminates the incentive for speculative wholesaler buying and provides us improved data on inventory levels at our U.S. wholesalers. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns, which have been approximately 1 percent of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, Medicare, chargebacks, long-term-care, hospital, discount card programs, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups and the provisions of current rebate/discount contracts. We calculate these rebates/discounts based upon a percentage of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. Although we accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically billed up to six months later. Due to the time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, we adjust our rebate reserves.

We believe that our accruals for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. Federally mandated Medicaid rebate and state pharmaceutical assistance programs (Medicaid) and Medicare rebates reduced sales by $571.7 million, $637.1 million, and $641.0 million in 2006, 2005, and 2004, respectively. A 5 percent change in the Medicaid and Medicare rebate amounts we recognized in 2006 would lead to an approximate $29 million effect on our income before income taxes. As of December 31, 2006, our Medicaid and Medicare rebate liability was $259.0 million.

Approximately 85 percent and 90 percent of our global rebate and discount liability resulted from sales of our products in the U.S. as of December 31, 2006 and 2005, respectively. The following represents a roll-forward of our most significant U.S. rebate and discount liability balances, including Medicaid (in millions):

	2006	2005
Rebate and discount liability, beginning of year	$ 379.4	$ 367.9
Reduction of net sales due to discounts and rebates[1]	1,246.1	1,300.1
Cash payments of discounts and rebates	(1,242.2)	(1,288.6)
Rebate and discount liability, end of year	$ 383.3	$ 379.4

[1] Adjustments of the estimates for these rebates and discounts to actual results were less than 0.3 percent of net sales for each of the years presented.

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We accrue legal defense costs expected to be incurred in connection with significant product liability contingencies when probable and reasonably estimable.

We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

The litigation accruals and environmental liabilities and the related estimated insurance recoverables have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 percent to 95 percent of which are growth investments); and the views of leading financial advisers and economists. We use an actuarially-determined, company-specific yield curve to determine the discount rate. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2006 annual expense would increase by approximately $28 million. A one-percentage-point decrease would decrease the aggregate of the 2006 service cost and interest cost by approximately $24 million. If the discount rate for 2006 were to be changed by a quarter percentage point, income before income taxes would change by approximately $28 million. If the expected return on plan assets for 2006 were to be changed by a quarter percentage point, income before income taxes would change by approximately $14 million. If our assumption regarding the expected age of future retirees for 2006 were adjusted by one year, our income before income taxes would be affected by approximately $29 million.

Impairment of Long-lived Assets

We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted. The estimated future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Actual results could vary from these estimates.

Income Taxes

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax and interest assessments by these authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances and additional uncertainties. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for tax contingency reserves are appropriate and sufficient to pay assessments that may result from examinations of our tax returns.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the valuation allowances against the deferred tax assets are appropriate based on current facts and circumstances. A 5 percent change in the valuation allowance would result in a change in net income of approximately $25 million.

FINANCIAL EXPECTATIONS FOR 2007

For the full year of 2007, we expect earnings per share to be in the range of $2.89 to $2.99. This guidance includes the estimated $.10 per share dilutive impact of the ICOS acquisition related to the incremental interest expense on debt used to finance the acquisition, the amortization of ICOS intangibles and other integration costs. A disproportionate amount of this dilution is expected to be incurred in the first half of the year. This guidance also includes the IPR&D charges related to the ICOS acquisition and the in-licensing of a diabetes compound from OSI, together estimated to be a total of $.29 per share as discussed in Note 3, as well as additional restructuring and other special charges as discussed in Note 4, estimated to be $.07 per share. We expect sales to grow in the high single or low double digits, impacted favorably by the inclusion of all Cialis revenue subsequent to the acquisition. Gross margins as a percent of sales are expected to improve slightly compared with 2006. In addition, we expect operating expenses to grow in the low double digits, driven primarily by the inclusion of all Cialis operating expenses subsequent to the acquisition and increased marketing and selling expenses in support of Cymbalta, Zyprexa, and the diabetes care franchise, as well as ongoing investment in research and development that will continue to place Lilly among the industry leaders in terms of research and development as a percent of sales. We also expect other income—net to contribute less than $100 million, a reduction from 2006 due to the removal of the Lilly ICOS joint venture after-tax profit. Other income will primarily include net interest income and income from the partnering and out-licensing of molecules. In terms of cash flow, we expect a continuation of strong cash flow trends in 2007, with capital expenditures of approximately $1.1 billion.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; asset impairments, restructurings, and acquisitions of compounds under development resulting in acquired in-process research and development charges; foreign exchange rates; wholesaler inventory changes; other regulatory developments, litigation and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals. We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to predict or determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Dr. Reddy's Laboratories, Ltd. (Reddy), Teva Pharmaceuticals, and Zenith Goldline Pharmaceuticals, Inc., which was subsequently acquired by Teva Pharmaceuticals (together, Teva), each submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Zyprexa prior to the expiration of our relevant U.S. patent (expiring in 2011) and alleging that this patent was invalid or not enforceable. We filed lawsuits against these companies in the U.S. District Court for the Southern District of Indiana, seeking a ruling that the patent is valid, enforceable and being infringed. The district court ruled in our favor on all counts on April 14, 2005, and on December 26, 2006, that ruling was upheld by the Court of Appeals for the Federal Circuit. Reddy and Teva are seeking a review of that decision. We are confident Reddy's and Teva's claims are without merit and we expect to prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Barr Laboratories, Inc. (Barr), submitted an ANDA in 2002 seeking permission to market a generic version

of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a lawsuit against Teva in the U.S. District Court for the Southern District of Indiana, seeking a ruling that our relevant U.S. patents are valid, enforceable, and being infringed by Teva. No trial date has been set in either case. We believe Barr's and Teva's claims are without merit and we expect to prevail. However, it is not possible to predict or determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

- Sicor Pharmaceuticals, Inc. (Sicor), a subsidiary of Teva, submitted ANDAs in November 2005 seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (expiring in 2010 and 2013), and alleging that these patents are invalid. In February 2006, we filed a lawsuit against Sicor in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid and are being infringed by Sicor. In response to our lawsuit, Sicor filed a declaratory judgment action in the U.S. District Court for the Central District of California. Sicor also moved to dismiss our lawsuit in Indiana, asserting the Indiana court lacks jurisdiction. The California action has been dismissed. In September 2006, we received notice that Mayne Pharma (USA) Inc. (Mayne) filed a similar ANDA for Gemzar. In October 2006, we filed a lawsuit against Mayne in the Southern District of Indiana in response to the ANDA filing. In response to our lawsuit, Mayne filed a motion to our lawsuit, asserting the Indiana court lacks jurisdiction. In October 2006, we received notice that Sun Pharmaceutical Industries Inc. (Sun) filed an ANDA for Gemzar, alleging that the 2013 patent is invalid. In December 2006, we filed a lawsuit against Sun in the Southern District of Indiana in response to Sun's ANDA filing. We expect to prevail in litigation involving our Gemzar patents and believe that claims made by these generic companies that our patents are not valid are without merit. However, it is not possible to predict or determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In June 2002, we were sued by Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. In June 2005, the United States Patent and Trademark Office commenced a re-examination of the patent in order to consider certain issues raised by us relating to the validity of the patent. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent royalty to all U.S. sales of Xigris and Evista from the date of issuance of the patent through the date of trial. We are seeking to have the jury verdict overturned by the trial court judge, and if unsuccessful, will appeal the decision to the Court of Appeals for the Federal Circuit. In addition, a separate bench trial with the U.S. District Court of Massachusetts was held the week of August 7, 2006, on our contention that the patent is unenforceable and impermissibly covers natural processes. No decision has been rendered. We believe that these allegations are without legal merit, that we will ultimately prevail on these issues and therefore that the likelihood of any monetary damages is remote.

Government Investigations

In March 2004, the office of the U.S. Attorney for the Eastern District of Pennsylvania advised us that it had commenced a civil investigation related to our U.S. marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa, Prozac, and Prozac Weekly™. In October 2005, the U.S. Attorney's office advised that it is also conducting an inquiry regarding certain rebate agreements we entered into with a pharmacy benefit manager covering Axid®, Evista, Humalog, Humulin, Prozac, and Zyprexa. The inquiry includes a review of Lilly's Medicaid best price reporting related to the product sales covered by the rebate agreements. We are cooperating with the U.S. Attorney in these investigations, including providing a broad range of documents and information relating to the investigations. In June 2005, we received a subpoena from the office of the Attorney General, Medicaid Fraud Control Unit, of the State of Florida, seeking production of documents relating to sales of Zyprexa and our marketing and promotional practices with respect to Zyprexa. In September 2006, we received a subpoena from the California Attorney General's office seeking production of documents related to our efforts to obtain and maintain Zyprexa's status on California's formulary, marketing and promotional practices with respect to Zyprexa, and remuneration of health care providers. Beginning in August 2006, we have received civil investigative demands or subpoenas from the attorneys general of a number of states. Most of these requests are now part of a multistate investigative effort being coordinated by an executive committee of attorneys general. We are aware that 23 states are participating in this joint effort, and we anticipate that additional states will join the investigation. These attorneys general are seeking a broad range of Zyprexa documents, including documents relating to sales, marketing and promotional practices, and remuneration of health care providers.It is possible that other Lilly products could become subject to investigation and that the outcome of these matters could include criminal charges and fines, penalties, or other monetary or nonmonetary remedies. We cannot predict or determine the outcome of these matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, remuneration of health care professionals, managed care arrangements, and Medicaid best price reporting comply with applicable laws and regulations.

Product Liability and Related Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the United States and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 28,500 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In June 2005, we reached an agreement in principle (and in September 2005 a final agreement) to settle more than 8,000 claims for $690.0 million plus $10.0 million to cover administration of the settlement. That settlement is being administered by special settlement masters appointed by Judge Weinstein.
- In January 2007, we reached agreements with a number of plaintiffs' attorneys to settle more than 18,000 claims for approximately $500 million.

The 2005 settlement totaling $700.0 million was paid during 2005. The January 2007 settlements were recorded in other current liabilities in our December 31, 2006 consolidated balance sheet and will be paid in the first quarter of 2007.

The U.S. Zyprexa product liability claims not subject to these agreements include approximately 340 lawsuits in the U.S. covering approximately 900 claimants and an additional 400 claims of which we are aware. In addition, we have been served with a lawsuit seeking class certification in which the members of the purported class are seeking refunds and medical monitoring. In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec. The allegations in the Canadian actions are similar to those in the litigation pending in the U.S.

We are prepared to continue our vigorous defense of Zyprexa in all remaining cases. We currently anticipate that trials in seven cases in the Eastern District of New York will begin in the second quarter of 2007.

We have insurance coverage for a portion of our Zyprexa product liability claims exposure. The third-party insurance carriers have raised defenses to their liability under the policies and are seeking to rescind the policies. The dispute is now the subject of litigation in the federal court in Indianapolis against certain of the carriers and in arbitration in Bermuda against other carriers. While we believe our position has merit, there can be no assurance that we will prevail.

In addition, we have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES) and thimerosal. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

In the second quarter of 2005, we recorded a net pretax charge of $1.07 billion for product liability matters. The charge took into account our estimated recoveries from our insurance coverage related to these matters. The charge covered the following:

- The cost of the June 2005 Zyprexa settlements described above; and
- Reserves for product liability exposures and defense costs regarding the then-known and expected product liability claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims. A substantial majority of those exposures and costs were related to then-known and expected Zyprexa claims.

As a result of the January 2007 settlements discussed above, we incurred a pretax charge of $494.9 million in the fourth quarter of 2006. The charge covered the following:

- The cost of the January 2007 Zyprexa settlements; and
- Reserves for product liability exposures and defense costs regarding the then-known and expected Zyprexa product liability claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York. In these actions, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses. In 2006, we were served with similar lawsuits filed by the states of Alaska, West Virginia, New Mexico, and Mississippi in the courts of the respective states.

In 2005, two lawsuits were filed in the Eastern District of New York purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the Eastern District of New York in 2006 on similar grounds. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug.

We cannot predict with certainty the additional number of lawsuits and claims that may be asserted. In addition, although we believe it is probable, there can be no assurance that the January 2007 Zyprexa product liability settlements described above will be concluded. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be largely self-insured for future product liability losses. In addition, as noted above, there is no assurance that we will be able to fully collect from our insurance carriers on past claims.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no duty to update forward-looking statements.

Segment Information

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

We operate in one significant business segment—pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2006	2005	2004
Net sales—to unaffiliated customers			
Neurosciences	$ 6,728.5	$ 6,080.0	$ 6,052.5
Endocrinology	5,014.5	4,636.9	4,290.9
Oncology	2,020.2	1,801.0	1,366.2
Animal health	875.5	863.7	798.7
Cardiovascular	514.6	608.9	658.7
Anti-infectives	274.6	443.9	478.0
Other pharmaceuticals	263.1	210.9	212.9
Net sales	$15,691.0	$14,645.3	$13,857.9
Geographic Information			
Net sales—to unaffiliated customers[1]			
United States	$ 8,599.2	$ 7,798.1	$ 7,668.5
Europe	3,894.3	3,818.6	3,536.2
Other foreign countries	3,197.5	3,028.6	2,653.2
	$15,691.0	$14,645.3	$13,857.9
Long-lived assets			
United States	$ 6,207.4	$ 6,524.5	$ 5,874.1
Europe	1,733.8	1,554.9	1,619.0
Other foreign countries	1,718.4	1,748.9	1,565.0
	$ 9,659.6	$ 9,828.3	$ 9,058.1

[1] Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Cymbalta, Strattera, and Prozac. Endocrinology products consist primarily of Humalog, Humulin, Actos, Byetta, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar and Alimta. Animal health products include Tylan®, Rumensin®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro and Xigris. Anti-infectives include primarily Ceclor® and Vancocin®. The other pharmaceuticals category includes Cialis, Axid, and other miscellaneous pharmaceutical products and services.

Most of our pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2006, our three largest wholesalers each accounted for between 12 percent and 17 percent of consolidated net sales. Further, they each accounted for between 10 percent and 14 percent of accounts receivable as of December 31, 2006. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $184 million, $215 million, and $223 million in 2006, 2005, and 2004, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2006	Fourth	Third	Second	First
Net sales	$4,245.3	$3,864.1	$3,866.9	$3,714.7
Cost of sales	1,019.0	860.4	860.6	806.5
Operating expenses	2,168.8	1,953.9	2,012.7	1,883.7
Asset impairments, restructuring, and other special charges	945.2	—	—	—
Other income—net	(102.7)	(56.0)	(46.9)	(32.2)
Income before income taxes	215.0	1,105.8	1,040.5	1,056.7
Net income	132.3	873.6	822.0	834.8
Earnings per share—basic	.12	.80	.76	.77
Earnings per share—diluted	.12	.80	.76	.77
Dividends paid per share	.40	.40	.40	.40
Common stock closing prices				
High	58.25	57.32	55.27	58.86
Low	51.35	54.26	50.41	54.98

2005	Fourth	Third	Second	First
Net sales	$3,879.1	$3,601.1	$3,667.7	$3,497.4
Cost of sales	898.2	845.7	871.3	859.0
Operating expenses	1,999.5	1,821.9	1,908.5	1,792.6
Asset impairments, restructuring, and other special charges	171.9	—	1,073.4	—
Other income—net	(85.2)	(85.0)	(45.4)	(98.6)
Income (loss) before income taxes and cumulative effect of a change in accounting principle	894.7	1,018.5	(140.1)	944.4
Net income (loss)	700.6[2,3]	794.4	(252.0)[1]	736.6
Earnings (loss) per share—basic	.64	.73	(.23)	.68
Earnings (loss) per share—diluted	.64	.73	(.23)	.68
Dividends paid per share	.38	.38	.38	.38
Common stock closing prices				
High	57.81	57.26	60.44	57.78
Low	49.76	52.52	51.19	51.73

Our common stock is listed on the New York, London, and Swiss stock exchanges.

[1] In the second quarter of 2005, we incurred a tax expense of $111.9 million despite reporting a net loss before income taxes for the quarter. The product liability charge of $1.07 billion (Note 13) in the second quarter resulted in a tax benefit that was less than our effective tax rate, as the tax benefit was calculated based upon existing tax laws in the countries in which we reasonably expected to deduct the charge.

[2] A fourth-quarter 2005 analysis, which included the impact of a recently completed IRS examination for tax years 1998 to 2000, led us to conclude that our tax rate for 2005 should be 26.3 percent. As a result, the fourth-quarter tax rate declined to 19.2 percent.

[3] Reflects the impact of a cumulative effect of a change in accounting principle in the fourth quarter of 2005 of $22.0 million, net of income taxes of $11.8 million. The diluted earnings per share impact of this cumulative effect of a change in accounting principle was $.02. The net income per diluted share before the cumulative effect of a change in accounting principle was $.66. See Note 2 for additional information.

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions, except net sales per employee and per-share data)	2006	2005	2004	2003	2002
Operations					
Net sales	**$15,691.0**	$14,645.3	$13,857.9	$12,582.5	$11,077.5
Cost of sales	**3,546.5**	3,474.2	3,223.9	2,675.1	2,176.5
Research and development	**3,129.3**	3,025.5	2,691.1	2,350.2	2,149.3
Marketing and administrative	**4,889.8**	4,497.0	4,284.2	4,055.4	3,424.0
Other	**707.4**	931.1	716.8	240.1	(130.0)
Income before income taxes and cumulative effect of a change in accounting principle	**3,418.0**	2,717.5	2,941.9	3,261.7	3,457.7
Income taxes	**755.3**	715.9	1,131.8	700.9	749.8
Net income	**2,662.7**	1,979.6[1]	1,810.1	2,560.8	2,707.9
Net income as a percent of sales	**17.0%**	13.5%	13.1%	20.4%	24.4%
Net income per share—diluted	**2.45**	1.81	1.66	2.37	2.50
Dividends declared per share	**1.63**	1.54	1.45	1.36	1.27
Weighted-average number of shares outstanding—diluted (thousands)	**1,087,490**	1,092,150	1,088,936	1,082,230	1,085,088
Financial Position					
Current assets	**$ 9,694.4**	$10,795.8	$12,835.8	$ 8,768.9	$ 7,804.1
Current liabilities	**5,085.5**	5,716.3	7,593.7	5,560.8	5,063.5
Property and equipment—net	**8,152.3**	7,912.5	7,550.9	6,539.0	5,293.0
Total assets	**21,955.4**	24,580.8	24,867.0	21,688.3	19,042.0
Long-term debt	**3,494.4**	5,763.5	4,491.9	4,687.8	4,358.2
Shareholders' equity	**10,980.7**	10,791.9	10,919.9	9,764.8	8,273.6
Supplementary Data					
Return on shareholders' equity	**24.5%**	18.2%	17.5%	28.4%	35.2%
Return on assets	**11.2%**	8.2%	7.8%	12.6%	15.2%
Capital expenditures	**$ 1,077.8**	$ 1,298.1	$ 1,898.1	$ 1,706.6	$ 1,130.9
Depreciation and amortization	**801.8**	726.4	597.5	548.5	493.0
Effective tax rate	**22.1%**	26.3%	38.5%	21.5%	21.7%
Net sales per employee	**$378,000**	$344,000	$311,000	$280,000	$258,000
Number of employees	**41,500**	42,600	44,500	45,000	42,900
Number of shareholders of record	**44,800**	50,800	52,400	54,600	56,200

[1] Reflects the impact of a cumulative effect of a change in accounting principle in 2005 of $22.0 million, net of income taxes of $11.8 million. The diluted earnings per share impact of this cumulative effect of a change in accounting principle was $.02. The net income per diluted share before the cumulative effect of a change in accounting principle was $1.83. See Note 2 for additional information.

VALUE OF $100 INVESTED ON LAST BUSINESS DAY OF 2001

Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group*

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group for the years 2002 through 2006. The graph assumes that, on December 31, 2001, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.*

**We constructed the peer group as the industry index for this graph. It comprises the nine companies in the pharmaceutical industry that we used to benchmark 2006 compensation of executive officers: Abbott Laboratories; Amgen Inc.; Bristol-Myers Squibb Company; Glaxo SmithKline; Johnson & Johnson; Merck & Co.; Pfizer, Inc.; Schering-Plough Corporation; and Wyeth. We added Amgen to our peer group for 2006 benchmarking because it is comparable in size to Lilly and is a company with which we compete for management and scientific talent. The graph shows the peer group with and without Amgen.*



$140
$130
$120
$110
$100
$90
$80
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Lilly
Peer Group with Amgen
Peer Group without Amgen
S&P 500
Dec. 2001
Dec. 2002
Dec. 2003
Dec. 2004
Dec. 2005
Dec. 2006

FINANCIALS

(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting practices generally accepted in the United States (GAAP). The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders' interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Cash equivalents: We consider all highly liquid investments, with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 46 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2006	2005
Finished products	$ 644.5	$ 471.3
Work in process	1,551.5	1,272.4
Raw materials and supplies	187.0	214.7
	2,383.0	1,958.4
Reduction to LIFO cost	(112.7)	(80.4)
	$2,270.3	$1,878.0

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. We do not evaluate cost-method investments for impairment unless there is an indicator of impairment. We review these investments for indicators of impairment on a regular basis. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income—net. We own no investments that are considered to be trading securities.

Risk-management instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro and the Japanese yen). Foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currencies. These contracts are recorded at fair value with the gain or loss recognized in other income. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method. Goodwill is not amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Goodwill and net other intangibles with finite lives were $130.0 million and $139.6 million, respectively, at December 31, 2006 and 2005, and were included in sundry assets in the consolidated balance sheets. Goodwill is our only intangible asset with an indefinite life. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2006, 2005, or 2004.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

	2006	2005
Land	**$ 168.7**	$ 166.8
Buildings	**4,852.8**	4,584.5
Equipment	**6,718.5**	6,314.1
Construction in progress	**1,976.7**	2,070.6
	13,716.7	13,136.0
Less allowances for depreciation	**(5,564.4)**	(5,223.5)
	$ 8,152.3	$ 7,912.5

Depreciation expense for 2006, 2005, and 2004 was $627.4 million, $577.2 million, and $495.9 million, respectively. Approximately $106.7 million, $140.5 million, and $111.3 million of interest costs were capitalized as part of property and equipment in 2006, 2005, and 2004, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $293.6 million, $294.4 million, and $286.8 million for 2006, 2005, and 2004, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Litigation and environmental liabilities: Litigation accruals and environmental liabilities and the related estimated insurance recoverables are reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets. With respect to the product liability claims currently asserted against us, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. We accrue for certain product liability claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. Legal defense costs expected to be incurred in connection with significant product liability loss contingencies are accrued when probable and reasonably estimable. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We record receivables for insurance-related recoveries when it is probable they will be realized. These receivables are classified as a reduction of the litigation charges on the statement of income. We estimate insurance recoverables based on existing deductibles, coverage limits, our assessment of any defenses to coverage that might be raised by the carriers, and the existing and projected future level of insolvencies among the insurance carriers.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for discounts and rebates are established in the same period the related sales are recorded.

We also generate income as a result of collaboration agreements. Revenue from copromotion services is based upon net sales reported by our copromotion partners and, if applicable, the number of sales calls we perform. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement. We immediately recognize the full amount of milestone payments due to us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income—net.

Research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. Once the product has obtained regulatory approval, we capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

Other income—net: Other income—net, consisted of the following:

	2006	2005	2004
Interest expense	**$ 238.1**	$ 105.2	$ 51.6
Interest income	**(261.9)**	(212.1)	(156.7)
Joint venture (income) loss	**(96.3)**	(11.1)	79.0
Other	**(117.7)**	(196.2)	(252.3)
	$(237.8)	$(314.2)	$(278.4)

The joint venture (income) loss represents our share of the Lilly ICOS LLC joint venture results of operations, net of income taxes. We acquired the complete ownership of the joint venture in January 2007 as a result of our acquisition of ICOS. See Note 3 for further discussion.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances, and additional uncertainties. See Note 10 regarding the 2004 tax expense associated with the completed repatriation of earnings reinvested outside the U.S. pursuant to the American Jobs Creations Act.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Stock-based compensation: As discussed further in Note 7, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), effective January 1, 2005. SFAS 123R requires the recognition of the fair value of stock-based compensation in net income. Stock-based compensation primarily consists of stock options and performance awards. Stock options are granted to employees at exercise prices equal to the fair market value of our stock at the dates of grant. Options fully vest three years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending on the achievement of certain earnings-per-share targets. Performance awards fully vest at the end of the fiscal year of the grant. We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of performance awards.

Under our policy, all stock option awards are approved prior to the date of grant and the exercise price is the average of the high and low market price on the date of grant. The Compensation Committee of the Board of Directors approves the value of the award and the date of grant. Options that are awarded as part of annual total compensation are made on specific grant dates scheduled in advance. With respect to option awards given to new hires, our policy requires approval of such awards prior to the grant date, and the options are granted on a pre-determined monthly date immediately following the date of hire.

Prior to January 1, 2005, we followed Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. However, SFAS 123R requires us to present pro forma information as if we had accounted for our employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the requisite service period, which generally is the vesting period.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation.

	2004
Net income, as reported	$1,810.1
Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects	34.5
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(300.9)
Pro forma net income	$1,543.7
Earnings per share:	
Basic, as reported	$1.67
Basic, pro forma	$1.42
Diluted, as reported	$1.66
Diluted, pro forma	$1.42

FINANCIALS

Note 2: Implementation of New Financial Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation is effective for fiscal years beginning after December 15, 2006; therefore, we are required to adopt this Interpretation in the first quarter of 2007. While we have not yet completed our analysis, we expect the adoption of FIN 48 will not have a material impact on retained earnings, and that we will reclassify approximately $900 million to $960 million of income taxes payable from current to noncurrent liabilities.

In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, the measurement of a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and the recognition of changes in that funded status through comprehensive income in the year in which the changes occur. Additional footnote disclosures are also required. SFAS 158 was effective December 31, 2006. See Note 12 for further discussion of the impact of adopting this pronouncement.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how the effects of carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006, and did not have an impact on our consolidated financial statements.

In 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 requires us to record the fair value of a liability for conditional asset retirement obligations in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, we are required to capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The adoption of FIN 47 on December 31, 2005 resulted in a cumulative effect of a change in accounting principle of $22.0 million, net of income taxes of $11.8 million.

Note 3: Acquisitions

ICOS Corporation Acquisition

On January 29, 2007, we acquired all of the outstanding common stock of ICOS Corporation (ICOS), our partner in the Lilly ICOS LLC joint venture that manufactures, markets and sells Cialis for the treatment of erectile dysfunction. The acquisition brings the full value of Cialis to us and will enable us to realize operational efficiencies in the further development, marketing and selling of this product.

Under the terms of the agreement, each outstanding share of ICOS common stock was redeemed for $34 in cash for an aggregate purchase price of approximately $2.3 billion, which was financed through borrowings. While the allocation of the purchase price has not been finalized, we anticipate that approximately $1.7 billion of the purchase price will be allocated to the acquired intangible asset related to Cialis and approximately $300 million to acquired in-process research and development (IPR&D). The intangible asset will be amortized over Cialis' remaining expected patent lives in each country, which range from 2015 to 2017. A deferred tax liability of approximately $700 million will be established related to the intangible asset. Approximately $800 million will be recorded as goodwill and is not expected to be deductible for tax purposes. We will include the IPR&D as an expense in the first quarter of 2007 and will include ICOS' results of operations subsequent to the acquisition in our 2007 consolidated financial statements. The IPR&D charge is not deductible for tax purposes.

Applied Molecular Evolution, Inc. Acquisition

On February 12, 2004, we acquired all of the outstanding common stock of Applied Molecular Evolution, Inc. (AME) in a tax-free merger. Under the terms of the merger agreement, each outstanding share of AME common stock was exchanged for our common stock or a combination of cash and our stock valued at $18. The aggregate purchase price of approximately $442.8 million consisted of issuance of 4.2 million shares of our common stock valued at $314.8 million, issuance of 0.7 million replacement options to purchase shares of our common stock in exchange for the remaining outstanding AME options valued at $37.6 million, cash of $85.4 million for AME common stock and options for certain AME employees, and transaction costs of $5.0 million. The fair value of our common stock was derived using a per-share value of $74.14, which was our average closing stock price for February 11 and 12, 2004. The fair value for the options granted was derived using a Black-Scholes valuation method using assumptions consistent with those we used in valuing employee options. Replacement options to purchase our common stock granted as part of this acquisition have terms equivalent to the AME options being replaced. AME's results of operations subsequent to the acquisition are included in our consolidated financial statements.

We hired independent third parties to assist in the valuation of assets that were difficult to value. Of the $442.8 million purchase price, $362.3 million was attributable to acquired IPR&D. The IPR&D represents compounds that were under development at that time and that had not yet achieved regulatory approval for marketing. AME's two lead compounds for the treatment of non-Hodgkin's lymphoma and rheumatoid arthritis represented approximately 80 percent of the estimated fair value of the IPR&D. These IPR&D intangible assets were written off by a charge to income immediately subsequent to the acquisition because the compounds did not have any alternative future use. This charge was not deductible for tax purposes. The ongoing activity with respect to each of these compounds under development is not material to our research and development expenses.

There are several methods that can be used to determine the estimated fair value of the acquired IPR&D. We utilized the "income method," which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections were based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows were then discounted to the present value using an appropriate discount rate. This analysis was performed for each project independently. The discount rate we used in valuing the acquired IPR&D projects was 18.75 percent.

Product Acquisitions

In January 2007, we entered into an agreement with OSI Pharmaceuticals, Inc. to acquire the rights to its compound for the potential treatment of Type 2 diabetes. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and had no alternative future uses. As with many development phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired IPR&D related to this arrangement was $25.0 million and will be included as expense in the first quarter of 2007.

In 2004, we incurred an IPR&D charge of $29.9 million related to a development stage compound acquired from Merck KGaA for a potential treatment for insomnia. This compound did not have any alternative future use.

Note 4: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of income are described below.

Asset Impairments and Related Restructuring and Other Charges

In the fourth quarter of 2006, management approved plans to close two research and development facilities and one production facility outside the U.S. Management also made the decision to stop construction of a planned insulin manufacturing plant in the U.S. in an effort to increase productivity in research and development operations and to reduce excess manufacturing capacity. These decisions, as well as other strategic changes, resulted in non-cash charges of $308.8 million for the write-down of certain impaired assets, substantially all of which have no future use, and other charges of $141.5 million, primarily related to severance and contract termination payments. The impairment charges are necessary to adjust the carrying value of the assets to fair value. In addition, in early 2007 the Board approved other related actions to offer voluntary severance to up to 250 employees at one of our plants in the U.S. Severance and other costs related to all of these actions will result in estimated additional charges of approximately $125 million (pretax) in the first quarter of 2007. We expect to complete these restructuring activities by December 31, 2007.

In December 2005, management approved, as part of our ongoing efforts to increase productivity and reduce our cost structure, decisions that resulted in non-cash charges of $154.6 million for the write-down of certain impaired assets, and other charges of $17.3 million, primarily related to contract termination payments. The impaired assets, which have no future use, include manufacturing buildings and equipment no longer needed to supply projected capacity requirements, as well as obsolete research and development equipment. The impairment charges are necessary to adjust the carrying value of the assets to fair value.

During 2004, management approved actions designed to increase productivity, to address current challenges in the marketplace, and to leverage prior investments in our product portfolio. These actions affected primarily operations in the manufacturing, research and development, and sales and marketing components and resulted in asset impairments, severance and other related charges. As a result, we recognized asset impairment charges of $486.3 million. We have ceased using these assets, and have disposed of or destroyed substantially all of the assets. The impairment charges are necessary to adjust the carrying value of the assets to fair value. Other site charges, including lease termination payments, were $12.2 million. The restructuring and other charges incurred and expended related to the elimination of positions as a result of these actions totaled $68.5 million, including $35.1 million of severance charges related to restructuring activities in our overseas affiliates. The severance charges consisted primarily of voluntary severance expenses.

Product Liability and Other Special Charges
As discussed further in Note 13, we have reached agreements with claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a total of approximately 28,500 claims against us relating to the medication. Approximately 1,300 claims remain. As a result of our product liability exposures, the substantial majority of which were related to Zyprexa, we recorded net pretax charges of $494.9 million in 2006 and $1.07 billion in 2005.

The other significant component of our 2004 special charges was a provision for $36.0 million for the resolution of the previously reported Evista marketing and promotional practices investigation. See Note 13 for additional discussion.

Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. At December 31, 2006, our investments in debt securities were comprised of 41 percent asset-backed securities, 29 percent corporate securities, and 30 percent U.S. government securities. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments
A summary of our outstanding financial instruments and other investments at December 31 follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term investments				
Debt securities	$ 781.7	$ 781.7	$ 2,031.0	$ 2,031.0
Noncurrent investments				
Marketable equity	$ 79.4	$ 79.4	$ 118.0	$ 118.0
Debt securities	834.1	834.1	1,076.2	1,076.2
Equity method and other investments	88.4	N/A	102.4	N/A
	$ 1,001.9		$ 1,296.6	
Long-term debt, including current portion	$(3,705.2)	$(3,682.7)	$(6,484.8)	$(6,484.2)
Risk-management instruments—assets (liabilities)	19.7	19.7	(336.0)	(336.0)

We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method and other investments is not readily available and disclosure is not required. Approximately $1.2 billion of our investments in debt securities mature within five years.

A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2006	2005
Unrealized gross gains	**$43.7**	$52.0
Unrealized gross losses	**10.8**	15.9

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by $0.3 million, $(4.6) million, and $(18.2) million in 2006, 2005, and 2004, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2006	2005	2004
Proceeds from sales	**$2,848.4**	$2,048.6	$7,774.7
Realized gross gains on sales	**63.5**	25.6	37.3
Realized gross losses on sales	**9.0**	7.1	17.6

During the years ended December 31, 2006, 2005, and 2004, net losses related to ineffectiveness and net losses related to the portion of our risk-management hedging instruments, fair value and cash flow hedges, excluded from the assessment of effectiveness were not material.

We expect to reclassify an estimated $25.5 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2007. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2006.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2006	2005
4.50 to 7.13 percent notes (due 2012–2036)	**$1,487.4**	$1,487.4
2.90 percent notes (due 2006–2008)	**300.0**	811.4
Floating rate extendible notes (due 2008)	**1,000.0**	1,500.0
Floating rate bonds (due 2008 and 2037)	**400.0**	1,939.2
Private placement bonds (due 2007–2008)	**266.3**	460.7
6.55 percent ESOP debentures (due 2017)	**91.6**	92.6
Other, including capitalized leases	**109.9**	113.0
SFAS 133 fair value adjustment	**50.0**	80.5
	3,705.2	6,484.8
Less current portion	**(210.8)**	(721.3)
	$3,494.4	$5,763.5

In August 2005, Eli Lilly Services, Inc. (ELSI), our indirect wholly-owned finance subsidiary, issued $1.50 billion of 13-month floating rate extendible notes. The maturity date of these notes is January 1, 2008, but holders of the notes may extend the maturity of the notes, in monthly increments, until September 1, 2010. These notes pay interest at essentially a rate equivalent to LIBOR (5.34 percent at December 31, 2006). We repaid $500.0 million of the notes in December 2006. The parent company fully and unconditionally guarantees the ELSI notes.

In September 2005, ELSI issued $1.50 billion of floating rate bonds with a maturity date in 2008. We repaid $1.00 billion of the notes in September 2006 and the remaining $500.0 million in December 2006. The remaining $400.0 million of floating rate bonds outstanding at December 31, 2006 are due in 2037 and have variable interest rates at LIBOR plus our six-month credit spread, adjusted semiannually (total of 5.46 percent at December 31, 2006). The interest was to accumulate over the life of the bonds and be payable upon maturity. We had an option to begin periodic interest payments at any time. We exercised this option in November 2006 and paid all previously accrued interest on the bonds.

Principal and interest on the private placement bonds due in 2007 and 2008 are due semiannually over the remaining terms of each of these notes. In conjunction with these bonds, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially

LIBOR over the term of the bonds.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2007, $210.8 million; 2008, $1.40 billion; 2009, $21.5 million; 2010, $19.4 million; and 2011, $16.0 million.

At December 31, 2006 and 2005, short-term borrowings included $8.6 million and $13.4 million, respectively, of notes payable to banks and commercial paper. At December 31, 2006, we have $1.21 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted substantially all fixed-rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rates based on debt obligations and interest rates at December 31, 2006 and 2005, including the effects of interest rate swaps for hedged debt obligations, were 5.89 percent and 4.75 percent, respectively.

In 2006 and 2005, cash payments of interest on borrowings totaled $299.6 million and $32.0 million, respectively, net of capitalized interest. In 2004, capitalized interest exceeded cash payments of interest on borrowings, due in large part to certain debt instruments requiring interest payments only at maturity, as previously noted.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheets as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 7: Stock Plans

We adopted SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), effective January 1, 2005. SFAS 123R requires the recognition of the fair value of stock-based compensation in net income. Stock-based compensation primarily consists of stock options and performance awards. Stock options are granted to employees at exercise prices equal to the fair market value of our stock at the dates of grant. Options fully vest three years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending on the achievement of certain earnings-per-share targets. Performance awards fully vest at the end of the fiscal year of the grant. We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of performance awards.

Prior to January 1, 2005, we followed Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. See Note 1 for a calculation of our net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation in 2004.

We elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, shall be recognized in net income in the periods after the date of adoption. We recognized stock-based compensation cost in the amount of $359.3 million, $403.5 million, and $53.0 million, in 2006, 2005, and 2004, respectively, as well as related tax benefits of $115.9 million, $122.9 million, and $18.5 million, respectively. The amounts for 2004 relate only to expenses for performance awards because no expense was recognized for stock options under APB 25. In addition, after adopting SFAS 123R, we now classify tax benefits resulting from tax deductions in excess of the compensation cost recognized for exercised stock options as a financing cash flow in the consolidated statements of cash flows rather than an operating cash flow as under our previous disclosure.

In connection with the adoption of SFAS 123R, we reassessed the valuation methodology for stock options and the related input assumptions. As a result, beginning with the 2005 stock option grant, we utilized a lattice-based option valuation model for estimating the fair value of the stock options. The lattice model allows the use of a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the lattice model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected life of the 2006 and 2005 grants are derived from the output of the lattice model.

Prior to 2005, we utilized a Black-Scholes option-pricing model to estimate the fair value of the options. This model did not allow for the input of a range of factors. Accordingly, volatility was derived from the historical volatility of our stock price and the risk-free interest rate was derived from the weighted-average yield of a treasury security with the same term as the expected life of the options. The expected life of the options was based on the weighted-average life of our historical option grants and the dividend yield was based on our historical dividends paid.

The weighted-average fair values of the individual options granted during 2006, 2005, and 2004 were $15.61, $16.06, and $26.19, respectively, determined using the following assumptions:

	2006	2005	2004
Dividend yield	2.0%	2.0%	1.57%
Weighted-average volatility	25.0%	27.8%	35.2%
Range of volatilities	24.8%–27.0%	27.6%–30.7%	—
Risk-free interest rate	4.6%–4.8%	2.5%–4.5%	3.43%
Weighted-average expected life	7 years	7 years	7 years

The fair values of performance awards granted in 2006, 2005, and 2004 were $56.18, $55.65, and $70.33, respectively.

Stock option activity during 2006 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	90,082	$69.37		
Granted	4,873	56.16		
Exercised	(1,907)	34.70		
Forfeited or expired	(4,238)	69.67		
Outstanding at December 31, 2006	88,810	69.38	4.93	$8.6
Exercisable at December 31, 2006	64,638	70.42	3.91	8.6

A summary of the status of nonvested shares as of December 31, 2006, and changes during the year then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	32,539	$22.75
Granted	4,873	15.61
Vested	(12,007)	20.75
Forfeited	(1,233)	22.46
Nonvested at December 31, 2006	24,172	22.32

The intrinsic value of options exercised during 2006, 2005, and 2004 amounted to $40.8 million, $131.9 million, and $163.8 million, respectively. The total grant date fair value of options vested during 2006, 2005, and 2004, amounted to $249.1 million, $265.5 million, and $337.2 million, respectively. We received cash of $66.2 million, $105.9 million, and $117.9 million from exercises of stock options during 2006, 2005, and 2004, respectively, and recognized related tax benefits of $11.3 million, $36.8 million, and $36.8 million during those same years.

As of December 31, 2006, the total remaining unrecognized compensation cost related to nonvested stock options amounted to $83.1 million, which will be amortized over the weighted-average remaining requisite service period of 17 months. The number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, no shares were issued in 2004, and approximately 0.5 million shares and 1.7 million shares were issued in 2005 and 2006, respectively. Approximately

2.1 million shares are expected to be issued in 2007.

At December 31, 2006, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan for not more than 45.2 million shares.

Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), deferred tax assets, goodwill and intangible assets (Note 1), and a variety of other items. The decrease in sundry assets is primarily attributable to the decrease in prepaid retiree health benefits as a result of the adoption of SFAS 158 (Note 12).

Our other current liabilities include product litigation and environmental liabilities (Note 13), other taxes, and a variety of other items. The increase in other current liabilities is caused primarily by an increase in product litigation liabilities offset by a decrease in interest rate swaps.

Our other noncurrent liabilities include product litigation and environmental liabilities (Note 13), deferred income from our collaboration and out-licensing arrangements, and a variety of other items. The decrease in other noncurrent liabilities is primarily attributable to a decrease in product litigation and environmental liabilities, which is now reflected in other current liabilities, offset by an increase in deferred income from our collaboration and out-licensing arrangements.

Note 9: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs—ESOP	Common Stock in Treasury	
				Shares (in thousands)	Amount
Balance at January 1, 2004	$2,610.0	$ 9,470.4	$(118.6)	952	$104.2
Net income		1,810.1			
Cash dividends declared per share: $1.45		(1,555.9)			
Retirement of treasury shares	(17.4)			(271)	(17.6)
Issuance of stock under employee stock plans	110.7			262	17.2
Stock-based compensation	53.0				
ESOP transactions	13.2		6.7		
Acquisition of AME	349.9				
Balance at December 31, 2004	3,119.4	9,724.6	(111.9)	943	103.8
Net income		1,979.6			
Cash dividends declared per share: $1.54		(1,677.0)			
Retirement of treasury shares	(381.7)			(6,874)	(386.0)
Purchase for treasury				6,704	377.9
Issuance of stock under employee stock plans	172.9			161	8.4
Stock-based compensation	403.5				
ESOP transactions	9.7		5.6		
Balance at December 31, 2005	3,323.8	10,027.2	(106.3)	934	104.1
Net income		2,662.7			
Cash dividends declared per share: $1.63		(1,763.2)			
Retirement of treasury shares	(129.1)			(2,297)	(130.6)
Purchase for treasury				2,145	122.1
Issuance of stock under employee stock plans—net	6.2			128	5.8
Stock-based compensation	359.3				
ESOP transactions	11.7		5.6		
Balance at December 31, 2006	$3,571.9	$10,926.7	$(100.7)	910	$101.4

As of December 31, 2006, we have purchased $2.58 billion of our announced $3.0 billion share repurchase program. We acquired approximately 2.1 million and 6.7 million shares in 2006 and 2005, respectively, under this program.

We have 5 million authorized shares of preferred stock. As of December 31, 2006 and 2005, no preferred stock has been issued.

We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as we consolidate the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2006, 2005, or 2004.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by us (see Note 6). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right, up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

The rights plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, we are acquired in a business combination transaction or sell 50 percent or more of our assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company that have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of our outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for our common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

FINANCIALS

Note 10: Income Taxes

Following is the composition of income taxes attributable to income before cumulative effect of a change in accounting principle:

	2006	2005	2004
Current			
Federal	$197.7	$ 517.4	$ 47.6
Foreign	390.6	649.8	519.9
State	(25.2)	11.6	(10.6)
	563.1	1,178.8	556.9
Deferred			
Federal	78.3	89.4	175.2
Foreign	113.5	(86.8)	(74.0)
State	.4	(.5)	8.7
Unremitted earnings to be repatriated due to change in tax law	—	(465.0)	465.0
	192.2	(462.9)	574.9
Income taxes	$755.3	$ 715.9	$1,131.8

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2006	2005
Deferred tax assets		
Compensation and benefits	$ 713.4	$ 396.6
Inventory	504.4	637.8
Other carryforwards	293.2	391.5
Tax credit carryforwards and carrybacks	286.9	218.7
Sale of intangibles	161.3	235.7
Asset purchases	98.0	92.4
Asset disposals	94.6	45.5
Financial instruments	83.2	166.0
Other	276.2	414.8
	2,511.2	2,599.0
Valuation allowances	(493.7)	(455.7)
Total deferred tax assets	2,017.5	2,143.3
Deferred tax liabilities		
Property and equipment	(701.2)	(702.6)
Prepaid employee benefits	(485.8)	(1,145.6)
Other	(237.0)	(236.8)
Total deferred tax liabilities	(1,424.0)	(2,085.0)
Deferred tax assets—net	$ 593.5	$ 58.3

At December 31, 2006, we had other carryforwards, including net operating loss carryforwards, for international and U.S. income tax purposes of $34.7 million: $29.1 million will expire within five years; $5.6 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $286.9 million available to reduce future income taxes; $80.7 million will be carried back and $12.0 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved. The reduction in the deferred tax liability for prepaid employee benefits was a result of the adoption of SFAS 158 in 2006 (Note 12).

Domestic and Puerto Rican companies contributed approximately 18 percent, 43 percent, and 6 percent in 2006, 2005, and 2004, respectively, to consolidated income before income taxes and cumulative effect of a change in accounting principle. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007. We have a new tax incentive grant, not yet in effect, that will last for a period of at least 10 years from its inception date.

The American Jobs Creation Act of 2004 (AJCA) created a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations in 2005. We recorded a related tax liability of $465.0 million as of December 31, 2004, and subsequently repatriated $8.00 billion in incentive dividends, as defined in the AJCA, during 2005. At December 31, 2006, we had an aggregate of $5.7 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate.

Cash payments of income taxes totaled $864.0 million, $1.78 billion, and $487.0 million in 2006, 2005, and 2004, respectively. The higher cash payments of income taxes in 2005 are primarily attributable to the tax liability associated with the implementation of the AJCA and the resolution of an IRS examination for the years 1998 to 2000.

Following is a reconciliation of the effective income tax rate applicable to income before income taxes and cumulative effect of a change in accounting principle:

	2006	2005	2004
United States federal statutory tax rate	35.0%	35.0%	35.0%
Add (deduct)			
International operations, including Puerto Rico	(6.7)	(4.8)	(19.1)
Additional repatriation due to change in tax law	—	—	15.8
Non-deductible acquired in-process research and development	—	—	4.3
General business credits	(1.4)	(1.5)	(1.3)
Sundry	(4.8)	(2.4)	3.8
Effective income tax rate	22.1%	26.3%	38.5%

Note 11: Earnings Per Share

The following is a reconciliation of the denominators used in computing earnings per share before cumulative effect of a change in accounting principle:

	2006	2005	2004
		(Shares in thousands)	
Income before cumulative effect of a change in accounting principle available to common shareholders	$2,662.7	$2,001.6	$1,810.1
Basic earnings per share			
Weighted-average number of common shares outstanding, including incremental shares	1,086,239	1,088,754	1,083,887
Basic earnings per share before cumulative effect of a change in accounting principle	$2.45	$1.84	$1.67
Diluted earnings per share			
Weighted-average number of common shares outstanding	1,085,337	1,088,115	1,083,677
Stock options and other incremental shares	2,153	4,035	5,259
Weighted-average number of common shares outstanding—diluted	1,087,490	1,092,150	1,088,936
Diluted earnings per share before cumulative effect of a change in accounting principle	$2.45	$1.83	$1.66

Note 12: Retirement Benefits

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires that we recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation for our defined benefit pension plans and the accumulated postretirement benefit obligation for our retiree health benefit plans) of our defined benefit pension plans and retiree health benefit plans in the December 31, 2006 balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, which were previously netted against the plans' funded status in our consolidated balance sheet pursuant to the prior accounting rules. The amounts in other comprehensive loss will be subsequently recognized as net periodic pension cost pursuant to the prior accounting rules for amortizing such amounts, which were not changed by SFAS 158. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same period will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on our consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on our consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect our operating results in future periods. Had we not been required to adopt SFAS 158 at December 31, 2006, we would have recognized an additional minimum liability pursuant to the prior accounting rules. The effect of recognizing the additional minimum liability is included in the table below in the column labeled "Prior to Adopting SFAS 158."

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported at December 31, 2006
Prepaid pension	$ 2,380.8	$(1,289.3)	$ 1,091.5
Sundry	2,341.2	(325.9)	2,015.3
Total assets	23,570.6	(1,615.2)	21,955.4
Other current liabilities	1,844.1	12.7	1,856.8
Accrued retirement benefit	905.8	681.1	1,586.9
Deferred income taxes	782.5	(720.3)	62.2
Total liabilities	11,001.2	(26.5)	10,974.7
Accumulated other comprehensive income (loss)	200.0	(1,588.7)	(1,388.7)
Shareholders' equity	12,569.4	(1,588.7)	10,980.7

The following represents our weighted-average assumptions as of December 31:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
(Percents)	2006	2005	2006	2005
Weighted-average assumptions as of December 31				
Discount rate for benefit obligation	**5.7**	5.8	**6.0**	6.0
Discount rate for net benefit costs	**5.8**	5.9	**6.0**	6.0
Rate of compensation increase for benefit obligation	**4.6**	4.7	—	—
Rate of compensation increase for net benefit costs	**4.7**	5.6	—	—
Expected return on plan assets for net benefit costs	**9.0**	9.0	**9.0**	9.0

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 84 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rates of return on our U.S. defined benefit pension plans and retiree health benefit plan were approximately 9.4 percent and 10.9 percent, respectively, as of December 31, 2006. Health-care-cost trend rates were assumed to increase at an annual rate of 8 percent in 2007, decreasing 1 percent per year to 6 percent in 2009 and thereafter.

We used a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
	2006	2005	2006	2005
Change in benefit obligation				
Benefit obligation at beginning of year	$5,628.4	$5,190.7	$1,673.6	$1,388.4
Service cost	280.0	297.4	72.2	61.5
Interest cost	343.5	296.2	97.9	80.7
Actuarial (gain) loss	64.9	261.7	(25.0)	64.8
Benefits paid	(291.2)	(270.4)	(82.5)	(77.2)
Reduction in discount rate, foreign currency exchange rate changes, and other adjustments	454.7	(147.2)	4.5	155.4
Benefit obligation at end of year	6,480.3	5,628.4	1,740.7	1,673.6
Change in plan assets				
Fair value of plan assets at beginning of year	5,482.4	4,797.8	965.7	745.4
Actual return on plan assets	913.1	651.9	103.0	102.8
Employer contribution	221.3	375.0	171.1	194.7
Benefits paid	(287.9)	(268.4)	(82.5)	(77.2)
Foreign currency exchange rate changes and other adjustments	190.1	(73.9)	—	—
Fair value of plan assets at end of year	6,519.0	5,482.4	1,157.3	965.7
Funded status	38.7	(146.0)	(583.4)	(707.9)
Unrecognized net actuarial loss	1,788.6	2,237.9	931.8	1,089.1
Unrecognized prior service cost (benefit)	63.4	71.4	(85.7)	(101.3)
Net amount recognized	$1,890.7	$2,163.3	$ 262.7	$ 279.9
Amounts recognized in the consolidated balance sheet consisted of				
Prepaid pension	$1,091.5	$2,419.6	$ —	$ —
Sundry	—	—	—	377.2
Other current liabilities	(43.4)	(36.6)	(5.9)	—
Accrued retirement benefit	(1,009.4)	(530.9)	(577.5)	(97.3)
Accumulated other comprehensive loss before income taxes	1,852.0	311.2	846.1	—
Net amount recognized	$1,890.7	$2,163.3	$ 262.7	$ 279.9

Included in accumulated other comprehensive loss at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized net actuarial losses of $1.79 billion and unrecognized prior service costs of $63.4 million related to our defined benefit pension plans and unrecognized net actuarial losses of $931.8 million and unrecognized prior service benefits of $85.7 million related to our retiree health benefit plans. In 2007, we expect to recognize from accumulated other comprehensive loss as components of net periodic benefit cost $119.7 million of unrecognized net actuarial loss and $7.7 million of unrecognized prior service cost related to our defined benefit pension plans and $92.3 million of unrecognized net actuarial loss and $15.6 million of unrecognized prior service benefit related to our retiree health benefit plans. We do not expect any plan assets to be returned to us in 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Defined Benefit Pension Plans	Retiree Health Benefit Plans
2007	$ 292.5	$ 85.2
2008	300.3	90.7
2009	307.7	95.9
2010	316.7	101.2
2011	326.7	107.3
2012–2016	1,847.0	615.8

The total accumulated benefit obligation for our defined benefit pension plans was $5.65 billion and $4.88 billion at December 31, 2006 and 2005, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $2.23 billion and $1.22 billion, respectively, as of December 31, 2006, and $1.51 billion and $870.3 million, respectively, as of December 31, 2005.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans			Retiree Health Benefit Plans		
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost						
Service cost	**$280.0**	$297.4	$238.8	**$ 72.2**	$ 61.5	$47.6
Interest cost	**343.5**	296.2	286.4	**97.9**	80.7	62.5
Expected return on plan assets	**(494.8)**	(445.9)	(402.2)	**(89.9)**	(75.6)	(60.2)
Amortization of prior service cost	**8.3**	7.6	7.3	**(15.6)**	(15.6)	(15.6)
Recognized actuarial loss	**149.6**	106.7	99.7	**107.9**	86.6	57.8
Net periodic benefit cost	**$286.6**	$262.0	$230.0	**$172.5**	$137.6	$92.1

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2006, accumulated postretirement benefit obligation would increase by 11.0 percent and the aggregate of the service cost and interest cost components of the 2006 annual expense would increase by 16.4 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2006, accumulated postretirement benefit obligation by 9.9 percent and the aggregate of the 2006 service cost and interest cost by 14.1 percent.

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $106.5 million, $96.1 million, and $75.5 million for the years 2006, 2005, and 2004, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2006, 2005, and 2004 were not significant.

Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 85 percent to 95 percent growth investments and 5 percent to 15 percent fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment classification is represented by other alternative growth investments.

Our defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

(Percents)	Percentage of Pension Plan Assets		Percentage of Retiree Health Plan Assets	
	2006	2005	2006	2005
Asset Category				
Equity securities and equity-like instruments	**78**	75	**80**	80
Debt securities	**9**	10	**10**	11
Real estate	**1**	1	—	—
Other	**12**	14	**10**	9
Total	**100**	100	**100**	100

In 2007, we expect to contribute approximately $80 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $80 million of additional discretionary funding in 2007 to our defined benefit plans. We also expect to contribute approximately $75 million of discretionary funding to our postretirement health benefit plans during 2007.

Note 13: Contingencies

We are a party to various legal actions, government investigations, and environmental proceedings. The most significant of these are described below. While it is not possible to predict or determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Ligitation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Dr. Reddy's Laboratories, Ltd. (Reddy), Teva Pharmaceuticals, and Zenith Goldline Pharmaceuticals, Inc., which was subsequently acquired by Teva Pharmaceuticals (together, Teva), each submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Zyprexa prior to the expiration of our relevant U.S. patent (expiring in 2011) and alleging that this patent was invalid or not enforceable. We filed lawsuits against these companies in the U.S. District Court for the Southern District of Indiana, seeking a ruling that the patent is valid, enforceable and being infringed. The district court ruled in our favor on all counts on April 14, 2005, and on December 26, 2006, that ruling was upheld by the Court of Appeals for the Federal Circuit. Reddy and Teva are seeking a review of that decision. We are confident that Reddy's and Teva's claims are without merit and we expect to prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Barr Laboratories, Inc. (Barr), submitted an ANDA in 2002 seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a lawsuit against Teva in the U.S. District Court for the Southern District of Indiana, seeking a ruling that our relevant U.S. patents are valid, enforceable, and being infringed by Teva. No trial date has been set in either case. We believe that Barr's and Teva's claims are without merit and we expect to prevail. However, it is not possible to predict or determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.
- Sicor Pharmaceuticals, Inc. (Sicor), a subsidiary of Teva, submitted ANDAs in November 2005 seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (expiring in 2010 and 2013), and alleging that these patents are invalid. In February 2006, we filed a lawsuit against Sicor in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid and are being infringed by Sicor. In response to our lawsuit, Sicor filed a declaratory judgment action in the U.S. District Court for the Central District of California. Sicor also moved to dismiss our lawsuit in Indiana, asserting that the Indiana court lacks jurisdiction. The California action has been dismissed. In September 2006, we received notice that Mayne Pharma (USA) Inc. (Mayne) filed a similar ANDA for Gemzar. In October 2006, we filed a lawsuit against Mayne in the Southern District of Indiana in response to the ANDA filing. In response to our lawsuit, Mayne filed a motion to our lawsuit, asserting that the Indiana court lacks jurisdiction. In October 2006, we received notice that Sun Pharmaceutical Industries Inc. (Sun) filed an ANDA for Gemzar, alleging that the 2013 patent is invalid. In December 2006, we filed a lawsuit against Sun in the Southern District of Indiana in response to Sun's ANDA filing. We expect to prevail in litigation involving our Gemzar patents and believe that claims made by these generic companies that our patents are not valid are without merit. However, it is not possible to predict or determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In June 2002, we were sued by Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. In June 2005, the United States Patent and Trademark Office commenced a re-examination of the patent in order to consider certain issues raised by us relating to the validity of the patent. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent

FINANCIALS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 expressed an unqualified opinion thereon.

As discussed in Notes 2 and 7 to the financial statements, in 2005 Eli Lilly and Company and subsidiaries adopted new accounting pronouncements for asset retirement obligations and stock-based compensation. As discussed in Note 12 to the financial statements, in 2006 Eli Lilly and Company and subsidiaries adopted a new accounting pronouncement for defined benefit pension and other postretirement plans.

Ernst + Young LLP

Indianapolis, Indiana
February 9, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 9, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 9, 2007

Notice of 2007 Annual Meeting and Proxy Statement

March 5, 2007

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 16, 2007, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EDT.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described on page 60.

I look forward to seeing you at the meeting.



Sidney Taurel
Chairman of the Board and Chief Executive Officer

Notice of Annual Meeting of Shareholders

April 16, 2007

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 16, 2007, at 11:00 a.m. EDT for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditors for the year 2007
- to approve amendments to the articles of incorporation to provide for the annual election of directors
- to reapprove performance goals for the company's 2002 Lilly Stock Plan
- to consider and vote on a shareholder proposal requesting that the board of directors report on the feasibility of extending the company's animal care and use policy to contract laboratories
- to consider and vote on a shareholder proposal requesting that the board of directors report on international outsourcing of animal research
- to consider and vote on a shareholder proposal requesting that the board of directors establish a policy separating the roles of chairman and chief executive officer
- to consider and vote on a shareholder proposal requesting that the company amend its articles of incorporation to allow shareholders to amend the company's bylaws by majority vote
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a simple majority vote standard for certain matters other than the election of directors.

Shareholders of record at the close of business on February 15, 2007, will be entitled to vote at the meeting and at any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy are being mailed on or about March 5, 2007.

By order of the board of directors,

James B. Lootens
Secretary

March 5, 2007

Indianapolis, Indiana

General Information

Why did I receive this proxy statement?

The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 16, 2007, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?

Nine items:

- election of directors
- ratification of the appointment of principal independent auditors
- amending the company's articles of incorporation to allow for annual election of directors
- reapproving performance goals for the company's stock plan
- a shareholder proposal on extending the company's animal care and use policy to contract laboratories
- a shareholder proposal on international outsourcing of animal research
- a shareholder proposal on separating the roles of chairman and chief executive officer
- a shareholder proposal on amending the company's articles of incorporation
- a shareholder proposal on adopting a simple majority vote standard for matters other than election of directors.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Shareholders as of the close of business on February 15, 2007 (the record date) may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:

- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee 401(k) Plan (the 401(k) plan).

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,134,034,234 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?

There are differing vote requirements for the various proposals.

- The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes against a nominee.
- The appointment of principal independent auditors, the management proposal regarding performance goals, and the shareholder proposals will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will not be counted either for or against the proposal.
- The management proposal to amend the articles of incorporation requires the vote of 80 percent of the outstanding shares. For this item, abstentions and broker nonvotes have the same effect as a vote against the proposal.

Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors and the ratification of auditors, the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?
If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf for the election of the nominees for director listed below, for the ratification of the appointment of the independent auditors, for the management proposals on amending the articles of incorporation and reapproving performance goals for the company's stock plan, and against the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling 317-433-5112. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials, along with your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT April 15, 2007.

By Internet. You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT April 15, 2007.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote shares that are held by my broker?
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

How do I vote in person?
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?
You may instruct the plan trustee on how to vote your shares in the 401(k) plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the 401(k) plan can I vote?
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the 401(k) plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the 401(k) plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my 401(k) plan shares?
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

Who tabulates the votes?
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

What should I do if I want to attend the annual meeting?
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the intersection of Delaware and McCarty streets. You will need to pass through security, including a metal detector. Present your ticket to the usher at the meeting.

Parking will be available on a first-come, first-served basis in the garage indicated on the map on page 111.

If you have questions about admittance or parking, you may call 317-433-5112.

How do I contact the board of directors?

You can send written communications to one or more members of the board, addressed to:

Presiding Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications will be forwarded to the relevant director(s), except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2008 annual meeting?
The company's 2008 annual meeting is scheduled for April 21, 2008. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 6, 2007. Proposals should be addressed to the company's corporate secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 6, 2007. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at http://investor.lilly.com/bylaws.cfm.

Does the company offer an opportunity to receive future proxy materials electronically?
Yes. If you are a shareholder of record or a member of the 401(k) plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available along with a web address for viewing the materials and instructions for voting by telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways:

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting http://proxyonline.lilly.com.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?

Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?

The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

May I change my mind later?

Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112.

What is "householding"?

We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the annual report and proxy statement?

If you participate in householding and wish to receive a separate copy of the 2006 annual report and 2007 proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call us at 317-433-5112 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver the requested documents to you promptly upon your request.

Board of Directors

Directors' Biographies

Class of 2007

The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve another term that will expire in 2010. See page 96 of this proxy statement for more information.



Sir Winfried Bischoff Age 65 Director since 2000
Chairman, Citigroup Europe
Sir Winfried Bischoff has served as chairman, Citigroup Europe, since April 2000. From 1995 to 2000, he was chairman of Schroders, plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder Co. and group chief executive of Schroders, plc. He is a nonexecutive director of The McGraw-Hill Companies, Inc., and Land Securities plc.



J. Michael Cook Age 64 Director since 2005
Retired Chairman and Chief Executive Officer, Deloitte and Touche LLP
Mr. Cook served as chairman and chief executive officer of Deloitte and Touche LLP from 1989 until his retirement in 1999. He joined Deloitte, Haskins & Sells in 1964 and served as chairman and chief executive officer from 1986 through 1989. Mr. Cook is a member of the Advisory Council of the Public Company Accounting Oversight Board and is a trustee of The Scripps Research Institute. He serves on the boards of Comcast Corporation and International Flavors & Fragrances Inc. He is chairman of the Accountability Advisory Council to the Comptroller General of the United States. He was a member of the National Association of Corporate Directors Blue Ribbon Panel on Corporate Governance and was named the 62nd member of the Accounting Hall of Fame in 1999. He is past president of the Institute of Outstanding Directors.



Franklyn G. Prendergast, M.D., Ph.D. Age 61 Director since 1995
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center
Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Center for Individualized Medicine. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and the Mayo Clinic Board of Governors.



Kathi P. Seifert Age 57 Director since 1995
Retired Executive Vice President, Kimberly-Clark Corporation
Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses, most recently leading the team that develops and manages global plans for branding and product positioning, R&D programs, and capital investment for personal care products. She also oversaw Kimberly-Clark's U.S. and Canadian sales forces. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chair of Pinnacle Perspectives, LLC. Ms. Seifert serves on the boards of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; and the Fox Cities Performing Arts Center.

Class of 2008

The following four directors will continue in office until 2008.



George M.C. Fisher Age 66 Director since 2000

Retired Chairman of the Board and Chief Executive Officer, Eastman Kodak Company

Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chief executive officer from 1993 to January 2000 and as president from 1993 until 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and president and chief executive officer from 1988 to 1990. Mr. Fisher is a senior advisor for Kohlberg Kravis Roberts & Company, and a director of General Motors Corporation and Visant Corporation. He is a former chairman of PanAmSat Corporation, and was chairman of the National Academy of Engineering from 2000 to 2004.



Alfred G. Gilman, M.D., Ph.D. Age 65 Director since 1995

Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center; Dean, The University of Texas Southwestern Medical School; and Regental Professor of Pharmacology, The University of Texas Southwestern Medical Center

Dr. Gilman has served as executive vice president for academic affairs and provost of The University of Texas Southwestern Medical Center and dean of The University of Texas Southwestern Medical School since 2005 and professor of pharmacology at The University of Texas Southwestern Medical Center since 1981. He holds the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology, the Nadine and Tom Craddick Distinguished Chair in Medical Science, and the Atticus James Gill, M.D. Chair in Medical Science at the university and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D. Age 63 Director since 1987

Retired President, Private Client Services, and Managing Director, Marsh, Inc.

Ms. Horn served as president of Private Client Services and managing director of Marsh, Inc., a subsidiary of MMC, from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chair and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; The U.S. Russia Investment Fund, a presidential appointment; Simon Property Group, Inc.; and Fannie Mae. Ms. Horn has been senior managing director of Brock Capital Group since 2004.



John C. Lechleiter, Ph.D. Age 53 Director since 2005

President and Chief Operating Officer

Dr. Lechleiter has served as president and chief operating officer of the company since October 2005. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named vice president for development and regulatory affairs. Dr. Lechleiter became senior vice president of pharmaceutical products in 1998, and executive vice president, pharmaceutical products and corporate development in 2001. He was named executive vice president, pharmaceutical operations in 2004. He is a member of the American Chemical Society. In 2004, Dr. Lechleiter was appointed to the Visiting Committee of Harvard Business School and to the Health Policy and Management Executive Council of the Harvard School of Public Health. He also serves as a member of the Board of Trustees of Xavier University (Cincinnati, Ohio). In 2006, he became a member of the board of directors and executive committee of the Fairbanks Institute and a member of the United Way of Central Indiana board of directors. In addition, he serves as a distinguished advisor to The Children's Museum of Indianapolis and as a member of the Dean's External Advisory Board at the Indiana University School of Medicine.

Class of 2009

The following four directors will continue in office until 2009.



Martin S. Feldstein, Ph.D. Age 67 Director since 2002

President and Chief Executive Officer, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University

Dr. Feldstein is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard in 1967 and an associate professor in 1968. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission and a director of the Council on Foreign Relations; American International Group, Inc.; and Economic Studies, Inc. He is a member of the American Academy of Arts and Sciences and past president of the American Economic Association.



J. Erik Fyrwald Age 47 Director since 2005

Group Vice President, DuPont Agriculture & Nutrition

Mr. Fyrwald has been group vice president of DuPont Agriculture & Nutrition since 2003. He was previously vice president and general manager of DuPont's nutrition and health businesses, which included The Solae Company, DuPont Qualicon, Liqui-Box, and DuPont Food Industry Solutions. Mr. Fyrwald joined DuPont in 1981 as a production engineer, and held a variety of sales and management positions in a number of areas. In 1990, he became the leader of the DuPont Engineering Polymers and DuPont™ Butacite® businesses for the Asia Pacific region, a position he held until 1994. He was named leader of the DuPont Nylon Plastics business for the Americas until 1996, when he became head of global sales and marketing for engineering polymers. In 1998, he was appointed vice president of corporate plans and business development and then vice president of e-commerce. Mr. Fyrwald serves on the boards of the Biotechnology Industry Organization (BIO); CropLife International President's Advisory Group; Des Moines Art Center; 8th Continent L.L.C.; and The Solae Company.



Ellen R. Marram Age 60 Director since 2002

President, The Barnegat Group LLC

Ms. Marram is president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, an operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco's Grocery Division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company as well as several private companies. She serves on the boards of The New York-Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.



Sidney Taurel Age 58 Director since 1991

Chairman of the Board and Chief Executive Officer

Mr. Taurel has been the company's chief executive officer since July 1998 and chairman of the board since January 1999. He also served as president from February 1996 through September 2005. He joined the company in 1971 and has held management positions in the company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 to 1991, executive vice president of the pharmaceutical division from 1991 to 1993, and executive vice president of the company from 1993 to 1996. He is a member of the boards of IBM Corporation and The McGraw-Hill Companies, Inc. He is also a member of the executive committee of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), a member of the board of overseers of the Columbia Business School, a trustee at the Indianapolis Museum of Art, a director of the RCA Tennis Championships, and a member of The Business Council and The Business Roundtable. In early 2003, he was appointed to the President's Export Council to provide advice on international trade issues. He is an officer of the French *Legion of Honor*.

Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at http://investor.lilly.com/guidelines.cfm or in paper form upon request to the company's corporate secretary.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy
- approving major management initiatives
- providing oversight of legal and ethical conduct
- overseeing the company's management of significant business risks
- selecting, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, evaluating, and, when necessary, replacing the chief executive officer, and compensating other executive officers
- ensuring that a succession plan is in place for all senior executives.

II. Composition of the Board

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority (75 percent or more) of independent directors. The chief executive officer should be a board member. Other officers may, from time to time, be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

Selection of Director Candidates

The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see Directors and Corporate Governance Committee Matters on pages 74-75.

Independence Determinations

The board annually determines the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the New York Stock Exchange listing guidelines.

Specifically, a director is not considered independent if (i) the director or an immediate family member is a current partner of Lilly's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (iv) the director or immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the listed company's audit within that time.

In addition, a director is not considered independent if any of the following relationships existed within the previous three years:

- a director who is an employee of Lilly, or whose immediate family member is an executive officer of Lilly. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from Lilly other than the director's normal director compensation, or whose immediate family member receives more than $100,000 per year in direct compensation from Lilly other than for service as a non-executive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on that company's compensation committee.

- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or 2 percent of that company's gross revenues in a single fiscal year.
- a director who is an executive officer of a nonprofit organization that receives grants or contributions from Lilly in a single fiscal year exceeding the greater of $1 million or 2 percent of that organization's gross revenues in a single fiscal year.

Members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

In February 2007, the directors and corporate governance committee reviewed directors' responses to a questionnaire asking about their relationships with the company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between the company and the directors or parties related to the directors. The committee determined that all 10 non-employee directors listed below are independent, and that the members of the audit, compensation, and directors and corporate governance committees also meet the independence tests referenced above. The committee recommended this conclusion to the board and explained the basis for its decision, and this conclusion was adopted by the full board. The committee and the board determined that none of the 10 directors listed below has had during the last three years (i) any of the relationships listed above or (ii) any other material relationship with the company that would compromise his or her independence. The table below includes a description of categories or types of transactions, relationships, or arrangements considered by the board (in addition to those listed above) in reaching its determination that the directors are independent.

Name	Independent	Transactions/Relationships/Arrangements
Sir Winfried Bischoff	Yes	Commercial banking, capital markets, and indenture trustee relationships between Lilly and various Citigroup banks—immaterial
Mr. Cook	Yes	None
Dr. Feldstein	Yes	Lilly grants and contributions to Harvard University and the National Bureau of Economic Research—immaterial
Mr. Fisher	Yes	None
Mr. Fyrwald	Yes	Lilly's purchase of DuPont chemicals—immaterial
Dr. Gilman	Yes	Lilly's grants and contributions to the University of Texas Southwestern Medical Center—immaterial
Ms. Horn	Yes	None
Ms. Marram	Yes	None
Dr. Prendergast	Yes	Lilly grants and contributions to Mayo Clinic, Mayo Medical School, and Mayo Foundation—immaterial
Ms. Seifert	Yes	None

Director Tenure

Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:

- A company officer-director, including the chief executive officer, will resign from the board at the time he or she retires or otherwise ceases to be an active employee of the company.
- Nonemployee directors will retire from the board not later than the annual meeting of shareholders that follows their seventy-second birthday.
- Directors may stand for reelection even though the board's retirement policy would prevent them from completing a full three-year term.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

Voting for Directors

In an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "majority withheld vote") shall promptly tender his or her resignation following certification of the shareholder vote. The directors and corporate governance committee will consider the resignation offer and recommend to the board whether to accept it. The board will act on the committee's recommendation within 90 days following certification of the shareholder vote. Board action on the matter will require the approval of a majority of the independent directors.

The company will disclose the board's decision on a Form 8-K furnished to the Securities and Exchange Commission within four business days after the decision, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the board rejected the directors' resignation. If the resignation is accepted, the directors and corporate governance committee will recommend to the board whether to fill the vacancy or reduce the size of the board.

Any director who tenders his or her resignation under this provision will not participate in the committee or board deliberations regarding whether to accept the resignation offer. If each member of the directors and corporate governance committee receives a majority withheld vote at the same election, then the independent directors who did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the board whether to accept them.

III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity.

IV. Key Responsibilities of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model for the company. The board anticipates that, in certain occasional circumstances, and particularly during relatively short periods of leadership transition, these roles could be assigned to two different persons for a period of time. The presiding director recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected.

The independent directors are responsible for overseeing succession and management development programs for senior leadership. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan with the independent directors at least annually.

Evaluation of Chief Executive Officer

The presiding director leads the independent directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

Corporate Strategy

Once each year, the board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the company, allowing the board an opportunity to provide direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics

The board approved the company's code of ethics, which complies with the requirements of the New York Stock Exchange and Securities and Exchange Commission. This code is set out in:

- The Red Book, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- the company's Code of Ethical Conduct for Lilly Financial Management, a supplemental code for our chief executive officer, chief operating officer, and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at http://investor.lilly.com/code_business_conduct.cfm or in paper form upon request to the company's corporate secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

V. Functioning of the Board

Executive Session of Directors

The independent directors meet alone in executive session at every regularly scheduled board meeting. In addition, at least twice a year, the independent directors meet in executive session with the chief executive officer.

Presiding Director

The board appoints a presiding director from among the independent directors (currently Ms. Horn). The presiding director:

- leads the board's process for selecting and evaluating the chief executive officer;
- presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside;
- serves as a liaison between the chairman and the independent directors;
- generally approves information sent to the board and meeting agendas and schedules; and
- has the authority to call meetings of the independent directors.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any conflict or appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Review and Approval of Transactions with Related Persons

The board has adopted a policy and procedures for review, approval and monitoring of transactions involving the company and "related persons" (directors and executive officers or their immediate family members, or shareholders owning five percent or greater of the company's outstanding stock). The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Policy

- Related person transactions must be approved by the board or by a committee of the board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the company. In considering the transaction, the board or committee will consider all relevant factors, including as applicable (i) the company's business rationale for entering into the transaction; (ii) the alternatives to entering into a related person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction to the company.
- The board or relevant committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for the company to amend or terminate the transaction.

Procedures

- Management or the affected director or executive officer will bring the matter to the attention of the chairman, the presiding director, the chair of the directors and corporate governance committee, or the secretary.
- The chairman and the presiding director shall jointly determine (or if either is involved in the transaction, the other shall determine in consultation with the chair of the directors and corporate governance committee) whether the matter should be considered by the board or by one of its existing committees consisting only of independent directors.
- If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.
- The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.

- The board or relevant committee will review the transactions annually to determine whether it continues to be in the company's best interests.

Currently the only related person transaction is the time-share arrangement for Mr. Taurel's personal use of the corporate aircraft, as described on page 94. The compensation committee approved and continues to monitor this arrangement consistent with the above policy.

Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic mailings between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisers

Independent directors have direct access to members of management whenever they deem it necessary. The independent directors and the committees are also free to retain their own independent advisers, at company expense, whenever they feel it would be desirable to do so. In accordance with New York Stock Exchange listing standards, the audit, compensation, and directors and corporate governance committees have sole authority to retain independent advisers to their respective committees.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VI. Board Committees

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, directors and corporate governance, and public policy and compliance committees. Only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

Functioning of Committees

Each committee reviews and approves its own charter annually, and the directors and corporate governance committee reviews and approves all committee charters annually. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as it deems appropriate. The chair of each committee determines the frequency and agenda of committee meetings.
In addition, the audit and compensation committees meet alone in executive session on a regular basis; all other committees meet in executive session as needed.

All six committee charters are available online at http://investor.lilly.com/board-committees.cfm or in paper form upon request to the company's corporate secretary.

Committees of the Board of Directors

Audit Committee
The duties of the audit committee are described in the audit committee report found on pages 75–76.

Directors and Corporate Governance Committee
The duties of the directors and corporate governance committee are described on page 74.

Compensation Committee
The duties of the compensation committee are described on page 77, and the compensation committee report is shown on page 85.

Public Policy and Compliance Committee
- oversees the processes by which the company conducts its business so that the company will do so in a manner that complies with laws and regulations and reflects the highest standards of integrity
- reviews and makes recommendations regarding policies, practices, and procedures of the company that relate to public policy and social, political, and economic issues that may affect the company.

Finance Committee
- reviews and makes recommendations regarding capital structure and strategies, including dividends, stock repurchases, capital expenditures, financings and borrowings, and significant business development projects.

Science and Technology Committee
- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development.

Membership and Meetings of the Board and Its Committees

In 2006, each director attended more than 90 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meetings of shareholders, and all attended in 2006. Current committee membership and the number of meetings of the full board and each committee in 2006 are shown in the table below.

	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Sir Winfried Bischoff	Member			Member	Member		
Mr. Cook	Member	Chair			Member		
Dr. Feldstein	Member	Member			Chair	Member	
Mr. Fisher	Member		Member	Chair			Member
Mr. Fyrwald	Member		Member				Member
Dr. Gilman	Member					Member	Chair
Mr. Golden[1]							
Ms. Horn	Member		Chair	Member			
Dr. Lechleiter	Member						Member
Ms. Marram	Member		Member	Member			
Dr. Prendergast	Member	Member				Member	Member
Ms. Seifert	Member	Member			Member	Chair	
Mr. Taurel	Chair						
Number of 2006 Meetings	7	10	5	4	2	4	3

[1] Mr. Golden retired from the board of directors as of April 24, 2006.

Directors' Compensation

Directors who are employees receive no additional compensation for serving on the board or its committees. In 2006, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Stock Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Sir Winfried Bischoff	$97,000	$139,228	$27,647	$18,823[6]	$282,698
Mr. Cook	$108,000	$139,228	0	0	$247,228
Dr. Feldstein	$103,000	$139,228	$27,647	0	$269,875
Mr. Fisher	$102,000	$139,228	$27,647	$663	$269,538
Mr. Fyrwald	$91,000	$139,228	0	$641	$230,869
Dr. Gilman	$96,000	$139,228	$27,647	$1,253	$264,128
Ms. Horn	$122,000	$139,228	$27,647	$1,044	$289,919
Ms. Marram	$92,000	$139,228	$27,647	$743	$259,618
Dr. Prendergast	$102,000	$139,228	$27,647	0	$268,875
Ms. Seifert	$109,000	$139,228	$27,647	0	$275,875

[1] The following directors deferred 2006 cash compensation into their deferred share account under the Lilly Directors' Deferral Plan (further described below):

Name	2006 Cash Deferred	Shares
Mr. Cook	$108,000	1,971
Mr. Fisher	$51,000	926

[2] Each nonemployee director received an award of stock with a grant date fair value of $145,000 (2,672 shares). This stock award and all prior stock awards are fully vested in that they are not subject to forfeiture; however the shares are not issued until the director ends his or her service on the board, as further described below under Lilly Directors' Deferral Plan. The table shows the expense recognized by the company for each director's stock award.

[3] No stock options were granted in 2006, as the stock option program for directors was discontinued in 2005. The amounts in this column reflect the expenses related to options granted in 2003 and 2004 recognized in our 2006 financial statements. Aggregate total numbers of stock option awards outstanding are shown below. All outstanding options were vested as of February 17, 2007. Stock option grants were established using the same procedure for timing and price as is used for employees. Please see the description under "Equity Incentives—Stock Options—Grant Timing and Price" on page 82.

Name	Grant Date	Expiration Date	Exercise Price	Outstanding Stock Options (Exercisable)
Sir Winfried Bischoff	2/20/2001 2/19/2002 2/18/2003 2/17/2004	2/18/2011 2/17/2012 2/18/2013 2/17/2014	$73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800
Mr. Cook	–	–	–	0
Dr. Feldstein	2/19/2002 2/18/2003 2/17/2004	2/17/2012 2/18/2013 2/17/2014	$75.92 $57.85 $73.11	2,800 2,800 2,800
Mr. Fisher	2/20/2001 2/19/2002 2/18/2003 2/17/2004	2/18/2011 2/17/2012 2/18/2013 2/17/2014	$73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800
Mr. Fyrwald	–	–	–	–
Dr. Gilman	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Horn	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Marram	2/18/2003 2/17/2004	2/18/2013 2/17/2014	$57.85 $73.11	2,800 2,800
Dr. Prendergast	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800
Ms. Seifert	4/20/2000 2/20/2001 2/19/2002 2/18/2003 2/17/2004	4/19/2010 2/18/2011 2/17/2012 2/18/2013 2/17/2014	$75.94 $73.98 $75.92 $57.85 $73.11	2,800 2,800 2,800 2,800 2,800

[4] For all directors other than Sir Winfried Bischoff, these amounts consist of tax reimbursements for income imputed to him or her for use of the corporate aircraft, or commercial flights, by his or her spouse to attend board functions that included spouse participation.

[5] Directors do not participate in a Lilly pension plan or non-equity incentive plan.

[6] This amount includes expenses for Sir Winfried Bischoff's spouse to travel to and participate in board functions that included spouse participation.

Cash Compensation

The company provides directors the following cash compensation:

- retainer of $80,000 per year (payable monthly)
- $1,000 for each committee meeting attended
- $2,000 to the committee chairpersons for each committee meeting conducted as compensation for the chairperson's preparation time
- retainer of $20,000 per year to the presiding director
- reimbursement for customary and usual travel expenses.

Stock Compensation

Stock compensation for directors consists of:

- Shares of Lilly stock equaling $145,000, deposited annually in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.

Lilly Directors' Deferral Plan

This plan allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in either of two accounts:

- *Deferred Share Account.* This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of shares to each director noted above (2,672 shares annual report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission. We have also appointed the company's independent auditors, subject to shareholder ratification, for 2007.

Audit Committee
J. Michael Cook, Chair
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

Services Performed by the Independent Auditor

The audit committee preapproves all services performed by the independent auditor, in part to assess whether the provision of such services might impair the auditor's independence. The committee's policy and procedures are as follows:

- The committee approves the annual **audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also preapprove other audit services, which are those services that only the independent auditor reasonably can provide. Since 2004, audit services have included internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor.
- **Tax services.** The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The committee may approve **other services** to be provided by the independent auditor if (i) the services are permissible under SEC and Public Company Accounting Oversight Board rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the service.
- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2006 and 2005. All such services were preapproved by the committee in accordance with the preapproval policy.

	2006 (millions)	2005 (millions)
Audit Fees • Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation • Reviews of quarterly financial statements • Other services normally provided by the auditor in connection with statutory and regulatory filings	$5.8	$5.8
Audit-Related Fees • Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements —2006 and 2005: primarily related to employee benefit plan and other ancillary audits, and accounting consultations	$0.4	$1.0
Tax Fees • 2006: primarily related to compliance services outside the U.S. • 2005: primarily related to tax planning and various compliance services	$1.5	$1.8
All Other Fees • 2006: primarily related to compliance services outside the U.S. • 2005: primarily related to upgrading and maintaining on-line training programs	$0.1	$0.1
Total	$7.8	$8.7

Compensation Committee Matters

Scope of Authority

The compensation committee acts on behalf of the board of directors and by extension the shareholders to establish the compensation of executive officers of the company and provides oversight of the company's global compensation philosophy. The committee also acts as the oversight committee with respect to the company's deferred compensation plans, management stock plans, and bonus plans covering executive officers and other senior management. In overseeing those plans, the committee may delegate authority for day-to-day administration and interpretation of the plan, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the company. However, the committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers.

The Committee's Processes and Procedures

The committee's primary processes for establishing and overseeing executive compensation can be found in the Compensation Discussion and Analysis section under "The Committee's Processes" on page 78. Additional processes and procedures include:

- *Meetings.* The committee meets several times each year (5 times in 2006). Committee agendas are established in consultation with the committee chair and the committee's independent compensation consultant. The committee meets in executive session following each regular meeting.
- *Role of Independent Consultant.* The committee has retained Frederic W. Cook and his firm, Frederic W. Cook & Co., as its independent compensation consultant to assist the committee in evaluating executive compensation programs and in setting executive officers' compensation. The use of an independent consultant provides additional assurance that the company's executive compensation programs are reasonable and consistent with company objectives. The consultant reports directly to the committee and does not perform any services for management. The consultant regularly participates in committee meetings and advises the committee with respect to compensation trends and best practices, plan design, and the reasonableness of individual compensation awards. In addition, with respect to the chief executive officer, the consultant prepares the specific compensation recommendations for the committee's consideration; the CEO does not participate in the development of the recommendations and has no knowledge of the recommendations when they are presented to the committee.
- *Role of Executive Officers and Management.* With the oversight of the CEO, chief operating officer, and the senior vice president of human resources, the company's global compensation group formulates recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the CEO as noted above). The CEO gives the committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The CEO and the senior vice president of human resources generally attend committee meetings but are not present for the executive sessions or for any discussion of their own compensation.

Directors' compensation is established by the board of directors upon the recommendation of the directors and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

None of the compensation committee members

- has ever been an officer or employee of the company
- is or was a participant in a "related person" transaction in 2006 (see pages 69-70 for a description of our policy on related person transactions)
- is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Policy

As a research-based pharmaceutical company, our long-term success depends on our ability to discover, develop, and market a stream of innovative medicines that address important medical needs. In addition, the intense global pressures on health care costs require us to continually improve productivity in all that we do. To achieve these goals, it is critical that we be able to attract, motivate, and retain highly talented individuals at all levels of the organization who are committed to the company's core values of excellence, integrity, and respect for people.

The compensation committee bases its executive compensation programs on the same objectives that guide the company in establishing all its compensation programs:

- Compensation should be based on the level of job responsibility, individual performance, and company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to company performance and shareholder returns, because they are more able to affect the company's results.
- Compensation should reflect the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.
- Compensation should reward performance. Our programs should deliver top-tier compensation given top-tier individual and company performance; likewise, where individual performance falls short of expectations and/or company performance lags the industry, the programs should deliver lower-tier compensation. In addition, the objectives of pay-for-performance and retention must be balanced. Even in periods of temporary downturns in company performance, the programs should continue to ensure that successful, high-achieving employees will remain motivated and committed to Lilly.
- Compensation should foster the long-term focus required for success in the pharmaceutical industry. While all employees receive a mix of both annual and longer-term incentives, employees at higher levels have an increasing proportion of their compensation tied to longer-term performance because they are in a position to have greater influence on longer-term results.
- To be effective, performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributing to the company's achievement of its strategic and operational goals. No matter how elegant a performance measure may be in theory, if in practice employees cannot easily understand how it works or how it relates to their daily jobs, it will not be an effective motivator.
- Compensation and benefit programs should be egalitarian. While the programs and individual pay levels will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization. Perquisites for executives should be rare and limited to those that are important to the executive's ability to safely and effectively carry out his or her responsibilities.
- Compensation and benefit programs should attract employees who are interested in a career at Lilly. The company's nationally recognized benefit programs provide a competitive advantage by helping the company attract and retain highly talented employees who are looking for the opportunity to build a career. These programs include a strong retirement program, flexible health care coverage options for active employees and retirees, and leading-edge work/life programs to help employees manage the sometimes conflicting demands of career and family.

The Committee's Processes

The compensation committee has established a number of processes to assist it in ensuring that the company's executive compensation program is achieving its objectives. Among those are:

- *Assessment of Company Performance.* The committee uses company performance measures in two ways. First, in establishing total compensation ranges, the committee considers various measures of company and industry performance, including sales, earnings per share, return on assets, return on equity, and total shareholder return. The committee does not apply a formula or assign these performance measures relative weights. Instead, it makes a subjective determination after considering such measures collectively. Second, as described in more detail below, the committee has established specific company performance measures that determine the size of payouts under the company's three formula-based incentive programs—the Eli Lilly and Company Bonus Plan, the performance award program and, beginning in 2007, the shareholder value award which replaces the stock option program (the shareholder value award is discussed on pages 84–85.)
- *Assessment of Individual Performance.* Individual performance has a strong impact on the compensation of all employees, including the CEO and the other executive officers. With respect to the CEO, the independent directors, under the direction of the presiding director, meet with the CEO in executive session annually at the beginning of the year to agree upon the CEO's performance objectives (both individual and company objectives) for the year. At the end of the year, the independent directors meet in executive session under the direction of the presiding director to conduct a performance review of the CEO based on his or her achievement of the

agreed-upon objectives, contribution to the company's performance, and other leadership accomplishments. This evaluation is shared with the CEO by the presiding director and is provided to the compensation committee for its consideration in setting the CEO's compensation.

For the other named executive officers, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on the board's interactions with the executive officer. As with the CEO, the performance evaluation of these executives is based on achievement of pre-agreed objectives by the executive and his or her organization, his or her contribution to the company's performance, and other leadership accomplishments.

- *Benchmarking.* The committee benchmarks the company's programs with a peer group of global pharmaceutical companies. Pharmaceutical companies' needs for scientific and sales/marketing talent are unique to the industry and as such, Lilly must compete with these companies for talent: Abbott Laboratories; Amgen; Bristol-Myers Squibb Company; GlaxoSmithKline; Johnson & Johnson; Merck & Co.; Pfizer, Inc.; Schering-Plough Corporation; and Wyeth Laboratories. The committee compares the companies' executive compensation programs as a whole, and also compares the pay of individual executives if the jobs are sufficiently similar to make the comparison meaningful. The committee uses the peer group data primarily to ensure that the executive compensation program as a whole is competitive, meaning generally within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. The individual's relative position is driven by individual and company performance.
- *Total Compensation Review.* The committee reviews each executive's base pay, bonus, and equity incentives annually with the guidance of the committee's independent consultant. In addition to these primary compensation elements, the committee reviews the deferred compensation program, perquisites and other compensation, and payments that would be required under various severance and change-in-control scenarios. Following the 2006 review, the committee determined that these elements of compensation were reasonable in the aggregate. In response to evolving corporate governance trends, the committee recommended to the board, and it approved, amendments to the change-in-control severance pay programs in 2006 to reduce the severance benefit for executive officers from three times to two times annual base salary plus bonus. This change aligns the executive officers' benefit with that of all other executives. See "Severance Benefits" on pages 83–84.

Components of Executive Compensation for 2006

For 2006, the compensation of executives consisted of the same four primary components as were provided to other levels of management—base salary, a cash incentive bonus award under the Eli Lilly and Company Bonus Plan, equity grants of a performance award (a performance-based stock incentive award under the 2002 Lilly Stock Plan) and stock options, and a benefits package. The committee believes that this program balances both the mix of cash and equity compensation, the mix of currently-paid and longer-term compensation, and the security of foundational benefits in a way that furthers the compensation objectives discussed above. Following is a discussion of the committee's considerations in establishing each of the components for the executive officers.

Base Salary

Base salary is the guaranteed element of employees' annual cash compensation. The value of base salary reflects the employee's long-term performance, skill set and the market value of that skill set. In setting base salaries for 2006, the committee considered the following factors:

- *The corporate "merit budget,"* meaning the company's overall budget for base salary increases. The aggregate increases for the executive officers were within the corporate merit budget. The corporate merit budget was established based on company performance for 2005, planned performance for 2006, and peer group data. The objective of the merit budget is to allow salary increases to retain and motivate successful performers while maintaining affordability within the company's business plan.
- *Internal relativity,* meaning the relative pay differences for different job levels.
- *Individual performance.* As described above under "The Committee's Processes," base salary increases were driven by individual performance assessments.

In establishing Mr. Taurel's base salary for 2006, the committee applied the principles described above under "The Committee's Processes." In an executive session including all independent directors, the committee assessed Mr. Taurel's 2005 performance. They considered the company's and Mr. Taurel's accomplishment of objectives that had been established at the beginning of the year and its own subjective assessment of his performance. They noted that under Mr. Taurel's leadership, in 2005 the company achieved 6 percent sales growth, with strong growth of several recently launched products offsetting declines in Zyprexa and Strattera sales. The company's successful implementation of Six Sigma exceeded objectives in its first year, as did other productivity initiatives. Through strict headcount control, the company was able to reduce its headcount through attrition by nearly 2,000 employees. Improved productivity led to a 9 percent increase in reported earnings per share and an 11 percent increase in adjusted earnings per share. The company also made significant strides in brand equity and customer satisfaction, compliance and enterprise risk management, and diversity. In recognition of his continued strong leadership in 2005, the committee increased Mr. Taurel's annual salary by 4.4 percent effective March 2006.

The committee reviewed similar considerations for each of the other named executives. In addition, with regard to Dr. Lechleiter's performance, the committee considered his leadership in increasing the productivity of the sales and marketing, manufacturing, and other operational functional areas of the company. The committee had increased Dr. Lechleiter's annual salary by 18 percent in recognition of his promotion to president and chief operating officer in October 2005, and therefore did not increase his annual salary in 2006.

With regard to Dr. Paul's performance, the committee gave particular weight to his leadership of the company's research and development efforts, noting that Lilly Research Laboratories improved productivity in all phases of discovery and development, increasing the number and success of early phase candidates, and more quickly identifying compounds likely to be unsuccessful. The committee increased Dr. Paul's annual salary by 4 percent effective March 2006.

In establishing Mr. Armitage's annual salary (an 8 percent increase), the committee noted his leadership in implementing successful litigation strategies, enhancing the company's compliance programs, and improving productivity within the law division.

Mr. Rice's base salary was raised upon his promotion to chief financial officer in May 2006.

- *Peer group data* specific to the executive's position, where applicable. As noted above, we used the peer group data to test for reasonableness and competitiveness of base salaries, but we also exercised subjective judgment in view of our compensation objectives.
- *Consideration of the mix of overall compensation.* Consistent with our compensation objectives, as employees progress to higher levels in the organization, a greater proportion of overall compensation is directly linked to company performance and shareholder returns. Thus, for example, Mr. Taurel's overall compensation is more heavily weighted toward incentive compensation and equity compensation than that of the other executive officers.

Cash Incentive Bonuses

The company has established an annual cash bonus program in order to align employees' goals with the company's sales and earnings growth objectives for the current year. Cash incentive bonuses for all management employees worldwide, as well as all non-management employees in the U.S. other than sales representatives, were determined under the Eli Lilly and Company Bonus Plan, a shareholder-approved formula-based incentive plan adopted in 2004. The bonuses paid for 2006 appear in the Summary Compensation Table under the "Non-equity Incentive Plan Compensation" column. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each year. Bonus payouts for the year are then determined by the company's financial results for the year relative to predetermined performance measures. Satisfactory individual performance is a condition to payment. At the end of the performance period, the committee has discretion to adjust an award payout downward, but not upward, from the amount yielded by the formula. The committee considered the following when establishing the awards for 2006:

- *Bonus Targets.* Bonus targets were based on job responsibilities, internal relativity, and peer group data. Our objective was to set bonus targets such that total annual cash compensation was within the broad middle range of peer group companies and a substantial portion of that compensation was linked to company performance. Consistent with our executive compensation policy, individuals with greater job responsibilities had a greater proportion of their total cash compensation tied to company performance through the bonus plan. Thus, the committee established the following bonus targets for 2006 (expressed as a percentage of base salary): Mr. Taurel, 125 percent; Dr. Lechleiter, 100 percent; Dr. Paul, 85 percent; Mr. Golden, 85 percent; Mr. Rice, 75 percent; and Mr. Armitage, 75 percent.
- *Company performance measures.* For all participants in the plan, including the executive officers, the committee established 2006 company performance measures based 25 percent on sales growth (target of 5 percent growth) and 75 percent on earnings per share (EPS) growth adjusted for certain items as described below under "Adjustments for Certain Items" (target of 7 percent growth). The measures were determined in January 2006. The committee believes that this mix of performance measures will encourage employees to focus appropriately on improving both top-line sales and bottom-line earnings. Special emphasis is given to bottom line earnings so that employees can be directly rewarded for their productivity improvements. The measures are also effective motivators because they are easy to track and clearly understood by employees. Under the

plan formula, payouts can range from zero to 200 percent of target depending on company performance. In establishing the target growth rates for both sales and EPS (that is, the growth rates at which the payouts would be 100 percent of target), the committee considered the expected 2006 performance of companies in our peer group, based on published investment analyst estimates. Consistent with the compensation objectives discussed above, the target growth percentages represented approximately the median expected growth for our peer group; accordingly, Lilly performance exceeding the peer group would result in above-target payouts and Lilly performance lagging the peer group would result in below-target payouts. The bonuses paid to executive officers for 2006 were 134 percent of target as a result of above-target growth in both sales (7 percent) and adjusted earnings per share (11 percent). (Adjustments for certain items are discussed on page 84.)

Equity Incentives—Total Equity Program

Through 2006, we employed two forms of equity incentives granted under the 2002 Lilly Stock Plan: stock options and performance awards. These incentives foster the long-term perspective necessary for continued success in our business. They also ensure that our leaders are properly focused on shareholder value. Stock options and performance awards have traditionally been granted broadly and deeply within the organization, with approximately 4,900 management and professional employees now participating. In determining the value of grants for executives, the committee's overall objective was to set combined grant values of stock options and performance awards that were competitive within the broad middle range of peer company long-term incentive grant amounts. The committee approves grant values (expressed in U.S. dollars) prior to the pre-established grant date. The committee's process for setting grant dates is discussed on page 82. Then, on the grant date those values are converted to the equivalent number of shares using the same valuation methodology as the company uses to determine the accounting expense of the grants under Statement of Financial Accounting Standards (SFAS) 123R.

For 2005, the committee had lowered grant values significantly at all levels consistent with marketplace trends, and had also shifted the mix of awards to increase emphasis on performance awards and decrease emphasis on stock options. For 2006, the committee maintained the same total grant values but continued to place greater emphasis on performance-based equity incentives by increasing the performance award portion of executive officers' equity grants from 40 percent to 50 percent of the total grant value. In making this determination, the committee reviewed available peer group data but found it provided only limited insight because of rapidly changing equity grant practices. Grant values for individuals were determined by individual performance and internal relativity. Consistent with the company's compensation philosophy, individuals at higher levels received a greater proportion of total pay in the form of equity. The values for 2006 grants for the named executives were as follows:

Name	Stock Options	Performance Awards
Current		
Mr. Taurel	$3,600,000	$3,600,000
Dr. Lechleiter	$2,340,000	$2,340,000
Dr. Paul	$1,200,000	$1,200,000
Mr. Armitage	$900,000	$900,000
Mr. Rice[1]	$450,000	$450,000
Retired		
Mr. Golden[2]	$1,100,000	$1,100,000

[1] Mr. Rice's grants were made before he was promoted to chief financial officer. Mr. Rice received an additional grant of stock options valued at $471,900 in May 2006 upon his promotion to chief financial officer.
[2] Mr. Golden retired in April 2006, and his 2006 stock option grant was forfeited in accordance with its terms. His 2006 performance award was prorated based on the portion of the year worked.

Equity Incentives—Performance Awards

Performance awards provide employees with shares of Lilly stock if certain company performance goals are achieved, aligning employees with shareholder interests and providing an ownership stake in the company. The awards, normally granted annually, are structured as a schedule of shares of Lilly stock based on the company's achievement of specific earnings-per-share (EPS) levels over specified time periods of one or more years. We granted performance awards for 2006 to executive officers with possible payouts ranging from zero to 200 percent of the target amount, depending on 2006 EPS growth as adjusted based on predetermined criteria. No dividends are paid on the awards during the performance period. At the end of the performance period, the committee has discretion to adjust an award payout downward, but not upward, from the amount yielded by the formula. For executive officers, the payout was in the form of restricted stock, as noted below. The committee approved the terms of the 2006 performance awards in January 2006, and took into consideration the following:

- *Target grant size.* As noted above, following a substantial reduction in total equity grant values in 2005, the committee decided to maintain the same grant values in 2006 but increased the performance award portion of the total grant value from 40 to 50 percent.
- *Company performance measure.* As in previous years, the committee established the performance measure as EPS growth (adjusted as described below under "Adjustments for Certain Items") over a one-year period. The committee believes EPS growth is an effective motivator because it is closely linked to shareholder value and it is easily understood by employees. In setting the target growth percentage of 7 percent, the committee considered the expected earnings performance of companies in our peer group. Consistent with the compensation objectives discussed above, the target growth percentage represented approximately the median expected growth for our peer group; accordingly, Lilly performance exceeding the peer group would result in above-target payouts and Lilly performance lagging the peer group would result in below-target payouts. Above-target growth in adjusted earnings per share (11 percent) resulted in a 2006 performance award payout at 150 percent of target.
- *Longer-term focus and retention considerations.* To enhance the performance awards' incentives for longer-term focus and retention, the awards to executive officers for 2006 are payable in restricted stock that is subject to forfeiture if the executive leaves the company prior to February 2008, except by reason of death, disability, retirement, or by consent of the committee. The additional one-year restriction period is consistent with our share retention guidelines discussed on page 84.

Equity Incentives—Stock Options

Stock options align employee incentives with shareholders because options have value only if the stock price increases over time. The company's 10-year options, granted at the market price on the date of grant, help focus employees on long-term growth. In addition, options are intended to help retain key employees because they typically cannot be exercised for three years and, if not exercised, are forfeited if the employee leaves the company before retirement. The three-year vesting also helps keep employees focused on long-term performance. The company does not reprice options; likewise, if the stock price declines after the grant date, we do not replace options.

The committee considered the following in establishing the 2006 option grants to executive officers:

- *Grant size.* As noted above under "Equity Incentives—Total Equity Program," stock option grants were 50 percent of the total equity grant values (measured in accordance with SFAS 123R) established by the committee. The total equity grant values were unchanged from 2005; however, we decreased the stock option portion of the total grant value from 60 to 50 percent.
- *Grant Timing and Price.* The committee's procedure for timing of equity grants (performance awards and stock options) provides assurance that grant timing is not being manipulated to result in a price that is favorable to employees. The annual equity grant date for all eligible employees, including executive officers (more than 4,900 employees), is in mid-February. This date is established by the committee well in advance – typically at the committee's October meeting or in December when there is no meeting in October. The mid-February grant date timing is driven by three considerations:
  - —It coincides with the company's calendar-year-based performance management cycle, allowing supervisors to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
  - —It is within about two weeks after release of quarterly earnings, so that the stock price at that time can reasonably be expected to fairly represent the market's collective view of our then-current results and prospects.
  - —To take advantage of favorable local tax laws for stock options in certain jurisdictions outside the U.S., options may not be granted within a specified number of days before or after announcing earnings or filing financial reports.

  In the event of grants to new hires, the grants are effective on the first trading day of the month following hire.

Our process for establishing the grant date well in advance provides assurance that grant timing is not being manipulated for employee gain.

Employee and Post-Employment Benefits

The company offers core employee benefits coverage in order to:

- provide our global workforce with a reasonable level of financial support in the event of illness or injury, and

- enhance productivity and job satisfaction through programs that focus on work/life balance.

The benefits available are the same for all U.S. employees and executive officers and include medical and dental coverage, disability insurance, and life insurance. In addition, the Lilly 401(k) Plan and the Lilly Retirement Plan provide a reasonable level of retirement income reflecting employees' careers with the company. All U.S. employees, including executive officers, participate in these plans. To the extent that any employee's retirement benefit exceeds IRS limits for amounts that can be paid through a qualified plan, Lilly also offers a non-qualified retirement plan and savings plan. These plans provide only the difference between the calculated benefits and the IRS limits.

The cost of both employee and post-employment benefits is partially borne by the employee, including each executive officer.

Perquisites

The company does not provide significant perquisites or personal benefits to executive officers, except that the company aircraft is made available for the personal use of Mr. Taurel and Dr. Lechleiter, where the committee believes the security and efficiency benefits to the company clearly outweigh the expense. Mr. Taurel's only use of the corporate aircraft for personal flights in 2006 was to attend outside board meetings for the two public companies at which he serves as an independent director. The compensation committee believes that Mr. Taurel's service on these boards, and his ability to conduct company business while traveling to board meetings, provides clear benefits to the company. As described on page 94, Mr. Taurel has entered into a time share arrangement for the corporate aircraft under which he pays the company a lease fee for personal use. This amount offsets part of the company's incremental cost of providing the aircraft. Dr. Lechleiter did not use the corporate aircraft for personal flights. In addition, depending on seat availability, family members of executive officers may travel on the company aircraft to accompany executives who are traveling on business. There is no incremental cost to the company for these trips.

Deferred Compensation Program

Executives may defer receipt of part or all of their cash compensation under the company's deferred compensation program. The program allows executives to save for retirement in a tax-effective way at minimal cost to the company. Under this unfunded program, amounts deferred by the executive are credited at an interest rate of 120 percent of the applicable federal long-term rate, as described in more detail following the Non-qualified Deferred Compensation in 2006 Table on page 91.

Severance Benefits

Except in the case of a change in control of the company, the company is not obligated to pay severance or other enhanced benefits to named executive officers upon termination of their employment.

The company has adopted a change-in-control severance pay program for nearly all employees of the company, including the executive officers. The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the company. In addition, for executives, the program is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment.

Although there are some differences in benefit levels depending on the employee's job level and seniority, the basic elements of the program are comparable for all employees:

- *Double trigger.* Unlike "single trigger" plans that pay out immediately upon a change in control, the Lilly program requires a "double trigger"—a change in control followed by an involuntary loss of employment within two years thereafter. This is consistent with the purpose of the program, which is to provide employees with a guaranteed level of financial protection upon loss of employment. The only exception is performance awards, a portion of which would be paid out upon change in control, based on time worked prior to the change in control and the target or forecasted payout level at the time of the change in control. The committee believes this partial payment is appropriate because of the difficulties in converting the Lilly EPS targets into an award based on the surviving company's EPS.
- *Covered terminations.* Employees are eligible for payments if, within two years of the change in control, their employment is terminated (i) without cause by the company or (ii) for good reason by the employee, each as is defined in the program. See pages 93–94 for a more detailed discussion.
- *Severance payment.* Eligible terminated employees would receive a severance payment ranging from six months' to two years' base salary. Executives are all eligible for two years' base salary plus cash bonus (with bonus established as the higher of the then-current year's target bonus or the last bonus paid prior to the change in control).

- *Benefit continuation.* Basic employee benefits such as health and life insurance would be continued for up to two years following termination of employment. All executives, including named executive officers are entitled to two years' benefit continuation.
- *Pension supplement.* Under the portion of the program covering executives, a terminated employee would be entitled to a supplement of two years of age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the company's defined benefit pension plan.
- *Accelerated vesting of equity awards.* Any unvested equity awards at the time of termination of employment would become vested.
- *Excise tax.* In the event the payments made to the employee, or the value of other benefits received by the employee, in connection with a change in control exceed certain limits, Section 280G of the Internal Revenue Code imposes an excise tax on the employee. The costs of this excise tax, including related tax gross-ups, would be borne by the company.

Share Retention Guidelines; Hedging Prohibition

Share retention guidelines help to foster a focus on long-term growth. We expect our executive officers to retain all net shares received from stock options and performance awards, net of taxes, for at least one year. Consistent with this objective, performance award shares earned for 2006 performance were issued in the form of restricted stock that is subject to forfeiture if the executive leaves the company prior to February 2008, except by reason of death, disability, or retirement. Employees are not permitted to hedge their economic exposures to the Lilly stock that they own.

Adjustments for Certain Items

Consistent with past practice and based on criteria established at the beginning of the performance period, the committee adjusted the earnings results on which 2006 bonuses and performance awards were determined to eliminate the effect of certain items. The adjustments are intended to ensure that award payments represent the underlying growth of the core business and are not artificially inflated or deflated due to such items either in the award year or the previous (comparator) year. For the 2006 awards calculation, the committee adjusted EPS to eliminate the effect in both 2005 and 2006 of product liability charges, major asset impairments, restructuring and other special charges. In addition, the committee eliminated the 2005 cumulative effect of an accounting change relating to the adoption of FIN 47 (conditional asset retirement obligations).

Deductibility Cap on Executive Compensation

U.S. federal income tax law prohibits the company from taking a tax deduction for certain compensation paid in excess of $1,000,000 to the named executive officers listed in the summary compensation table below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals as reflected in the summary compensation table below.

The company has taken steps to qualify compensation under the Eli Lilly and Company Bonus Plan, as well as stock options and performance awards under its management stock plans, for full deductibility as "performance-based compensation." The committee may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve the company's compensation objectives and to protect shareholder interests. For 2006, the non-deductible compensation under this law was essentially the portion of Mr. Taurel's and Dr. Lechleiter's base salary that exceeded $1,000,000 as shown in the Summary Compensation Table.

Executive Compensation Recovery Policy

The committee has adopted an executive compensation recovery policy applicable to executive officers. Under this policy, the company may recover incentive compensation (cash or equity) that was based on achievement of financial results that were subsequently the subject of a restatement if an executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement and the effect of the wrongdoing was to increase the amount of bonus or incentive compensation. This policy covers income related to cash bonuses and performance awards.

2007 Compensation Decisions

Beginning in 2007, the company is implementing a new equity program, the shareholder value award (SVA), which replaces our stock option program going forward. The SVA pays out shares of stock based on the growth of the company's stock price over a three-year performance period. Payouts are based on individual target grids, and range from 60 percent of target (zero for executive officers) to 140 percent of target. Targets are set based on an expected investment return for large cap companies. Because the SVA pays in shares, it has stronger retention power.

The performance award program remains in place, and executive officers received 50 percent of their total equity grant value for 2007 in performance award shares and 50 percent in SVA shares. All other compensation programs are unchanged from 2006.

The following table summarizes the compensation committee's 2007 equity compensation decisions for named executive officers:

Name	Shareholder Value Awards	Performance Awards
Mr. Taurel	$3,060,000	$3,060,000
Dr. Lechleiter	$1,989,000	$1,989,000
Dr. Paul	$1,200,000	$1,200,000
Mr. Armitage	$855,000	$855,000
Mr. Rice	$855,000	$855,000

Compensation Committee Report

The compensation committee ("we" or "the committee") evaluates and establishes compensation for executive officers and oversees the deferred compensation plan, the company's management stock plans, and other management incentive, benefit and perquisite programs. Management has the primary responsibility for the company's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 77–85 of this report. The committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Karen N. Horn, Ph.D., Chair
George M.C. Fisher
J. Erik Fyrwald
Ellen R. Marram

Summary Compensation Table[1]

Name and Principal Position	Year	Salary ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-equity Incentive Plan Compensation[3] ($)	Change in Pension Value[4] ($)	All Other Compensation[5] ($)	Total Compensation ($)
Current								
Sidney Taurel Chairman of the Board and Chief Executive Officer	2006	$1,650,333	$5,400,000	$3,805,333	$2,764,308	$1,417,434	$192,409	$15,229,817
John C. Lechleiter, Ph.D. President and Chief Operating Officer	2006	$1,112,000	$3,510,000	$3,967,976	$1,490,080	$1,156,247	$68,790	$11,305,093
Steven M. Paul, M.D. Executive Vice President, Science and Technology	2006	$916,167	$1,864,460	$1,240,000	$1,043,514	$607,463	$55,789	$5,727,393
Robert A. Armitage Senior Vice President and General Counsel	2006	$701,657	$1,394,053	$1,339,911	$705,165	$231,862	$42,691	$4,415,339
Derica W. Rice Senior Vice President and Chief Financial Officer	2006	$615,000	$675,000	$590,928	$580,466	$168,627	$37,722	$2,667,743
Retired								
Charles E. Golden Retired Executive Vice President and Chief Financial Officer	2006	$285,900	$550,000	$619,167[6]	$325,640	$134,878	$475,494	$2,391,079

[1] No bonus was paid to a named executive officer except as part of a non-equity incentive plan.

[2] A discussion of the assumptions used in calculating these values may be found in Note 7 to our 2006 audited financial statements on pages 40–41 of our annual report.

PROXY STATEMENT

[3] Payment for 2006 performance made in March 2007 under the Lilly Bonus Plan.

[4] The amounts in this column are the change in pension value for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.

[5] The table below shows the components of this column, which include the company match for each individual's 401(k) plan contributions, tax gross-ups, perquisites, and the cost of Mr. Golden's retiree medical and dental coverage. We calculate the incremental cost to the company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs, and smaller variable costs, offset by any time share lease payments by the executive. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft, and the cost of maintenance not related to trips.

Name	401(k) Match	Tax Gross-ups	Perquisites	Retiree Medical Expense	Total "All Other Compensation"
Mr. Taurel	$99,020	$1,382 (a)	$92,007 (d)	0	$192,409
Dr. Lechleiter	$66,720	$2,070 (b)	0	0	$68,790
Dr. Paul	$54,970	$819 (b)	0	0	$55,789
Mr. Armitage	$42,099	$592 (b)	0	0	$42,691
Mr. Rice	$36,900	$822 (b)	0	0	$37,722
Mr. Golden	$17,154	$361,916 (c)	0	$96,424	$475,494

(a) Tax reimbursements on income imputed to Mr. Taurel for his use of the corporate aircraft to attend outside board meetings and for travel by his wife on the corporate aircraft to attend certain company functions involving spouse participation.

(b) Tax reimbursements for travel by the executives' spouses on the corporate aircraft to attend certain company functions involving spouse participation.

(c) Tax reimbursements on income imputed to Mr. Golden for FICA tax payments made by the company on his benefits accrued under the company's non-qualified pension plan. All participants in the non-qualified pension plan are eligible for this one-time reimbursement upon retirement.

(d) Includes $91,069, representing the incremental cost to the company of use of the corporate aircraft to attend outside board meetings. The amount in this column also includes Mrs. Taurel's expenses to attend board functions that included spouse participation. In addition, Mr. Taurel's family members have occasionally accompanied him on business trips, at no incremental cost to the company.

[6] This amount reflects expense to the company for options granted to Mr. Golden in 2004 and 2005. There was no expense for Mr. Golden's 2006 stock option award, which was forfeited on his retirement according to its terms.

We have no employment agreements with our named executive officers.

The compensation plans under which the grants in the following table were made are generally described in the Compensation Discussion and Analysis, beginning on page 77, and include the Eli Lilly and Company Bonus Plan, a non-equity incentive plan, and the 2002 Lilly Stock Plan, which provides for performance awards, stock options, restricted stock grants, and restricted stock units.

Grants of Plan-Based Awards During 2006

Name	Grant Date	Compensation Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards[2] Threshold (# shares)	Target (# shares)	Maximum (# shares)	All Other Option Awards: Number of Securities Underlying Options[3]	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Equity Awards
Current											
Mr. Taurel	—	—	0	$2,062,917	$4,125,834						
	2/10/2006	12/19/2005				0	64,080	128,160			$3,600,000
	2/10/2006	12/19/2005							216,867	$56.18	$3,600,000
Dr. Lechleiter	—	—	0	$1,112,000	$2,224,000						
	2/10/2006	12/19/2005				0	41,652	83,304			$2,340,000
	2/10/2006	12/19/2005							140,964	$56.18	$2,340,000
Dr. Paul	—	—	0	$778,742	$1,557,484						
	2/10/2006	12/19/2005				0	21,360	42,720			$1,200,000
	2/10/2006	12/19/2005							72,289	$56.18	$1,200,000
Mr. Armitage	—	—	0	$526,243	$1,052,486						
	2/10/2006	12/19/2005				0	16,020	32,040			$900,000
	2/10/2006	12/19/2005							54,217	$56.18	$900,000
Mr. Rice	—	—	0	$433,183	$866,366						
	2/10/2006	—[4]				0	8,010	16,020			$450,000
	2/10/2006	—[4]							27,108	$56.18	$450,000
	5/1/2006[5]	1/20/2006							30,000	$52.54	$471,900
Retired											
Mr. Golden	—	—	0	$729,045[6]	$1,458,090[6]						
	2/10/2006	12/19/2005				0	19,580[7]	39,160[7]			$1,100,000[9]
	2/10/2006	12/19/2005							66,265[8]	$56.18	$1,100,000

[1] These columns show the range of payouts targeted for 2006 performance under the Eli Lilly and Company Bonus Plan as described in the section titled "Cash Incentive Bonuses" in the Compensation Discussion and Analysis. The 2007 bonus payment for 2006 performance has been made based on the metrics described, at 134 percent of target, and is shown in the Summary Compensation Table in the column titled "Non-equity Incentive Plan Compensation."

[2] These columns show the range of payouts targeted for 2006 performance under the 2002 Lilly Stock Plan as described in the section titled "Equity Incentives—Performance Awards" in the Compensation Discussion and Analysis. The dollar amount recognized by the company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table. The 2006 stock award payout was made in January 2007 and is shown in more detail below.

[3] Stock options granted under the 2002 Lilly Stock Plan are described in the Outstanding Equity Awards at Fiscal Year-End Table below.

[4] Mr. Rice's stock award and stock option award granted in February 2006 were not approved by the compensation committee because he was not an executive officer at the time they were granted.

[5] Mr. Rice became an executive officer when he was promoted to his current position effective May 1, 2006, and received a special grant of stock options at that time.

[6] Mr. Golden's bonus payment was prorated, based on the amount of base salary he earned prior to his retirement and is shown in the Summary Compensation Table on page 85.

[7] Mr. Golden's equity incentive grant payout was prorated, based on his retirement date. His actual stock award is listed in the table below.

[8] Mr. Golden's 2006 stock option award was forfeited on his retirement according to its terms.

[9] The value shown is the grant date fair value of the full award; however, Mr. Golden's equity incentive grant was prorated based on his retirement date.

Our performance awards granted in 2006 paid out in January 2007, and the named executive officers received the following shares:

Name	Performance Awards	Value on December 31, 2006
Mr. Taurel	96,120	$5,007,852
Dr. Lechleiter	62,478	$3,255,104
Dr. Paul	32,040	$1,669,284
Mr. Armitage	24,030	$1,251,963
Mr. Rice	12,015	$625,982
Mr. Golden	9,656	$503,078

For 2006 performance, payouts were 150 percent of target. In order to receive a performance award payout, a participant must have remained employed with the company through December 31, 2006 (except in the case of death, disability, or retirement). In addition, an executive who was an executive officer at the time of grant and at the time of payout received payment in shares of restricted stock. Non-preferential dividends are paid during the one-year restriction period. Each executive was awarded the shares identified above, and except for Mr. Rice and

Mr. Golden, these shares will remain restricted (and subject to forfeiture if the executive resigns) until February 2008. Mr. Rice's shares are not restricted because he was not an executive officer at the time of grant, and Mr. Golden's shares are not restricted because he retired prior to payment.

Options are granted at 100 percent of fair market value on the date of grant; they vest after three years and expire after 10 years. We do not pay dividend equivalents on stock options. More discussion of our equity compensation programs can be found in the Compensation Discussion and Analysis on pages 77–85.

Outstanding Equity Awards at December 31, 2006[1]

	Option Awards				Stock Awards[2]	
Name	Number of Securities Underlying Unexercised Options (#)[3] Exercisable	Number of Securities Underlying Unexercised Options (#)[3] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Current						
Mr. Taurel					92,120[5]	$5,007,852
					64,690[6]	$3,370,349
		216,867[4]	$56.18	2/09/2016		
		255,621	55.65	2/10/2015		
		400,000	73.11	2/14/2014		
	350,000		57.85	2/15/2013		
	350,000[7]		75.92	2/17/2012		
	175,000		79.28	10/04/2011		
	350,000		88.41	12/17/2010		
	350,000		66.38	10/16/2009		
	240,000		74.28	10/17/2008		
	50,000		61.22	5/30/2008		
	125,000		64.06	10/19/2007		
Dr. Lechleiter					62,478[5]	$3,255,104
					32,345[6]	$1,685,174
		140,964[4]	$56.18	2/09/2016		
		127,811	55.65	2/10/2015		
		200,000	73.11	2/14/2014		
	120,000		57.85	2/15/2013		
	120,000[8]		75.92	2/17/2012		
	60,000		79.28	10/04/2011		
	10,000		88.41	12/17/2010		
	100,000		88.41	12/17/2010		
	80,000		66.38	10/16/2009		
	50,000		74.28	10/17/2008		
	20,000		64.06	10/19/2007		
Dr. Paul					32,040[5]	$1,669,284
					5,000	$260,500
					3,000	$156,300
					21,564[6]	$1,123,484
		72,289[4]	$56.18	2/09/2016		
		85,207	55.65	2/10/2015		
		120,000	73.11	12/14/2014		
	50,000		57.85	2/15/2013		
	46,000		75.92	2/17/2012		
	75,900		73.98	2/18/2011		
	23,000		79.28	10/04/2011		
	25,000[9]		88.41	12/17/2010		
		50,000[9]	88.41	12/17/2010		
		25,000[9]	88.41	12/17/2010		
	46,000		66.38	10/16/2009		
	25,000		74.28	10/17/2008		
	20,000		64.06	10/19/2007		
	100,000		54.80	7/18/2007		
Mr. Armitage					24,030[5]	$1,251,963
					13,478[6]	$702,204
		54,217[4]	$56.18	2/09/2016		
		53,254	55.65	2/10/2015		
		80,000	73.11	2/14/2014		
	80,000		57.85	2/15/2013		
	23,800		75.92	2/17/2012		
	7,000		79.28	10/04/2011		
	23,100		73.98	2/18/2011		
	14,000		66.38	10/16/2009		
Mr. Rice		30,000[10]	$52.54	4/29/2016	0	0
		27,108	56.18	2/09/2016		
		23,077	55.65	2/10/2015		
		25,000	73.11	2/14/2014		
	11,200		57.85	2/15/2013		
	10,000		75.92	2/17/2012		
	5,000		79.28	10/04/2011		
	12,000		73.98	2/18/2011		
	10,000		66.38	10/16/2009		
	7,300		74.28	10/17/2008		
	5,700		64.06	10/19/2007		
Retired						
Mr. Golden	78,107[11]		$55.65	4/30/2011[13]	0	0
	120,000[11]		73.11	4/30/2011[13]		
	120,000		57.85	4/30/2011[13]		
	120,000[12]		75.92	4/30/2011[13]		
	60,000		79.28	4/30/2011[13]		
	120,000		88.41	12/17/2010		
	120,000		66.38	10/16/2009		
	80,000		74.28	10/17/2008		
	60,000		64.06	10/19/2007		

[1] No executive officer had any unearned equity awards outstanding as of December 31, 2006.

[2] These two columns show performance award shares paid in restricted shares with a holding period of one year. The restricted stock shares pay dividends during the restriction period, but the dividends are not preferential. For Dr. Paul this also reflects additional restricted stock grants totaling 8,000 shares.

[3] The vesting date of each option is listed in the table below by expiration date:

Expiration Date	Vesting Date	Expiration Date	Vesting Date
04/29/2016	05/01/2009	02/18/2011	02/20/2004
02/09/2016	02/10/2009	12/17/2010	12/18/2003
02/10/2015	02/11/2008	10/16/2009	10/18/2002
02/14/2014	02/19/2007	10/17/2008	10/19/2001
02/15/2013	02/17/2006	05/30/2008	06/04/2001
02/17/2012	02/18/2005	10/19/2007	10/20/2000
10/04/2011	10/03/2003	07/18/2007	07/21/2000

[4] Options were granted on February 10, 2006 and expire on February 9, 2016.

[5] Shares paid out in January 2007 for 2006 performance. These shares are restricted until February 2008.

[6] Shares paid out in January 2006 for 2005 performance. These shares vested in February 2007.

[7] Mr. Taurel transferred 348,683 shares of this option to an irrevocable trust for the benefit of his children, and these shares vested on April 30, 2002.

[8] Dr. Lechleiter transferred 118,683 shares of his option to an irrevocable trust for the benefit of his children, and these shares vested on April 30, 2002.

[9] These options were granted outside of the normal annual cycle and vest in three installments, as follows: 25 percent on December 19, 2005; 25 percent on December 18, 2008; and 50 percent on November 2, 2009.

[10] Options were granted on May 1, 2006 and expire on April 29, 2016.

[11] Mr. Golden's two most recent options' vesting dates were accelerated due to his retirement on April 30, 2006.

[12] Mr. Golden transferred 118,683 shares of this option to an irrevocable trust for the benefit of his children, and these shares vested on April 30, 2002.

[13] The exercise period for the first five option grants shown were shortened to correspond with the fifth anniversary of Mr. Golden's retirement. Since Mr. Golden retired within 12 months of receiving the 2006 stock option, it did not vest, and it was forfeited.

Options Exercised and Stock Vested in 2006

	Option Awards		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Current				
Mr. Taurel	147,110	$3,189,738	28,000	$1,585,360
Dr. Lechleiter	13,110	$269,072	14,000	$792,680
Dr. Paul	2,890	$59,664	9,000	$509,580
Mr. Armitage	0	0	10,600	$588,572
Mr. Rice	2,800	$57,246	0	0
Retired				
Mr. Golden	109,170	$2,443,373	28,766[3]	$1,552,236

[1] Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

[2] Amounts reflect the market value of the stock on the day the stock vested. These shares represent performance awards issued in January 2005 for company performance in 2004, which were subject to forfeiture for one year following issuance.

[3] In addition to the January 2005 performance award, for Mr. Golden this number includes performance awards paid out in restricted stock in January 2006 for 2005 performance, which vested on his retirement.

Retirement Benefits

We maintain two programs to provide retirement income to all eligible U.S. employees, including executive officers:

- The Lilly Employee 401(k) Plan, a defined contribution plan qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Eligible employees may elect to contribute a portion of their salary to the plan, and the company provides matching contributions on the employees' contributions up to 6 percent of base salary.

The matching contributions are in the form of Lilly stock. The employee contributions, company contributions, and earnings thereon are paid out in accordance with elections made by the participant. See the Summary Compensation Table on page 85 for information about company contributions to the named executive officers.

- The Lilly Retirement Plan (the retirement plan), a tax-qualified defined benefit plan that provides monthly retirement benefits to eligible employees. See the Summary Compensation Table on page 85 for additional information about the value of these pension benefits.

Section 415 of the Internal Revenue Code generally places a limit on the amount of annual pension that can be paid from a tax-qualified plan ($175,000) as well as on the amount of annual earnings that can be used to calculate a pension benefit ($220,000). However, since 1975 the company has maintained a non-tax-qualified plan that pays eligible employees the difference between the amount payable under the tax-qualified plan and the amount they would have received without the qualified plan's limit. The non-qualified plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table shows benefits that named executive officers are entitled to under the retirement plan.

Pension Benefits in 2006

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal year ($)
Current				
Mr. Taurel[2]	tax-qualified plan	35	$1,203,846	—
	non-qualified plan	35	$30,103,284	—
	total		$31,307,130	—
Dr. Lechleiter[3]	tax-qualified plan	27	$693,969	—
	non-qualified plan	27	$5,682,282	—
	total		$6,376,251	—
Dr. Paul[4]	tax-qualified plan	14	$242,446	—
	non-qualified plan	14[5]	$2,650,529	—
	total		$2,892,975	—
Mr. Armitage	tax-qualified plan	8	$165,003	—
	non-qualified plan	8[6]	$581,787	—
	total		$746,790	—
Mr. Rice	tax-qualified plan	17	$230,177	—
	non-qualified plan	17	$378,739	—
	total		$608,916	—
Retired				
Mr. Golden	tax-qualified plan	10	$237,299	$13,486
	non-qualified plan	35[7]	$14,909,762	$850,758
	total		$15,147,061	$864,244

[1] The calculation of present value of accumulated benefit assumes a discount rate of 6 percent, mortality RP 2000CH (post-retirement decrement only), and joint and survivor benefit of 25 percent.

[2] Mr. Taurel is currently eligible for full retirement benefits.

[3] Dr. Lechleiter is currently eligible for early retirement. He qualifies for approximately 13 percent less than his full retirement benefit. Early retirement benefits are further described below.

[4] Dr. Paul is currently eligible for early retirement because he is over 55 years old and has more than 10 years of service. He qualifies for approximately 32 percent less than his full retirement benefit. Early retirement benefits are further described below.

[5] Dr. Paul will be eligible for an additional 10 years of service, should he still be employed by the company past age 60. This additional service credit increased the present value of his non-qualified pension benefit shown above by $1,033,206.

[6] Mr. Armitage will be credited with approximately one year of service when he reaches age 60, making him eligible to receive a reduced retirement benefit under the company's retirement program. Since this arrangement only applies towards his eligibility for a benefit, it does not change the present value of his non-qualified pension benefit.

[7] Mr. Golden's additional years of service credit increased the present value of his non-qualified pension benefit by $11,615,578.

The retirement plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree. The annual benefit under the plan is calculated using the average of the annual earnings for the highest five out of the last 10 years of service (average annual earnings). Annual earnings covered by the retirement plan consist of salary and bonus (amounts disclosed in the company's proxy statements for the relevant years) calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). In addition, for years prior to 2003, the calculation includes performance award payouts. The amount of the benefit also depends on the retiree's age and years of service at the time of retirement. Benefit calculations are based on "points," with an employee's points equaling the sum of his or her age plus years of service. Employees who retire (i) at age 65 with at least five years of service, (ii) at age 62 with at least 80 points, or (iii) with 90 or more points receive an unreduced benefit. Employees may elect early retirement with reduced benefits under either of the following two options:

- Employees with between 80 and 90 points may retire with a benefit that is reduced by three percent for each year that the employee has left to reach 90 points or age 62.
- Employees who have less than 80 points, but who have reached age 55 and have at least 10 years of service, may retire with a benefit that is reduced as described above and is further reduced by six percent for each year that the employee has left to reach 80 points or age 65.

All U.S. retirees are entitled to medical insurance under the company's plans. Retirees with spouses or unmarried dependents may elect that, upon the retiree's death, the plan will pay survivor annuity benefits at either 25 or 50 percent of the retiree's annuity benefit. Election of the higher survivor benefit will result in a lower annuity payment during the retiree's life.

Dr. Paul joined the company in 1993. If he remains employed by the company past age 60, he will receive 10 years' additional service credit, and as a result, his retirement benefit will not be reduced for early retirement. When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. When Mr. Armitage reaches age 60 with 9.75 years of service, he will be treated as though he has, for eligibility purposes only, 20 years of service. The additional service credits will make him eligible to begin reduced benefits nine months earlier, but will not change the timing or amount of his unreduced benefits (shown in the Pension Benefits in 2006 Table above). Mr. Golden received additional service credit when be began his employment in February 1996, contingent upon his remaining employed by Lilly for 10 years. His retirement benefits include the standard retiree medical benefits that would be available to retirees of the same age and with the same number of years of service credited. A grant of additional years of service credit to any employee must be approved by the compensation committee of the board of directors.

Nonqualified Deferred Compensation in 2006

Named Executive	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
Current						
Mr. Taurel	non-qualified savings	85,820	85,820	79,063	0	2,517,012
	deferred compensation	0	0	433,657		8,086,877
	total	85,820	85,820	512,720		10,603,889
Dr. Lechleiter	non-qualified savings	53,520	53,520	30,424	0	677,192
	deferred compensation	259,884	0	125,752		2,390,033
	total	313,404	53,520	156,176		3,067,225
Dr. Paul	non-qualified savings	41,770	41,770	25,454	0	621,447
	deferred compensation	0	0	0		0
	total	41,770	41,770	25,454		621,447
Mr. Armitage	non-qualified savings	28,899	28,899	14,670	0	271,672
	deferred compensation	527,858	0	80,027		1,583,742
	total	556,757	28,899	94,697		1,855,414
Mr. Rice	non-qualified savings	23,700	23,700	4,002	0	101,584
	deferred compensation	0	0	0		0
	total	23,700	23,700	4,002		101,584
Retired						
Mr. Golden	non-qualified savings	3,954	3,954	36,969	10,405	622,345
	deferred compensation	0	0	131,934	0	2,460,323
	total	3,954	3,954	168,903	10,405	3,082,668

[1] The amounts in this column are also included in the Summary Compensation Table on page 85 , in the salary column (non-qualified savings) or the non-equity incentive plan compensation column (deferred compensation).
[2] The amounts in this column are also included in the Summary Compensation Table on page 85, in the all other compensation column as a portion of the 401(k) match.
[3] Of the totals in this column, the following totals have previously been reported in the Summary Compensation Table for this year, and for previous years:

Name	2006 ($)	Previous Years ($)	Total ($)
Mr. Taurel	$171,640	$3,170,235	$3,341,875
Dr. Lechleiter	$366,924	$1,815,963	$2,182,887
Dr. Paul	$83,540	$135,171	$218,711
Mr. Armitage	$585,657	$1,281,715	$1,867,372
Mr. Rice	$47,400	0	$47,400
Mr. Golden	$7,908	$1,995,961	$2,003,869

The Nonqualified Deferred Compensation in 2006 Table above shows information about two company programs: a non-qualified savings plan and a deferred compensation plan. The non-qualified savings plan is designed to allow each executive to contribute a percentage of his or her base salary, and receive a company match, beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. This plan is administered in the same manner as the company 401(k) Plan, with the same participation and investment elections, and all employees are eligible to participate. Executive officers and other executives may also defer receipt of all or part of their cash compensation under the company's deferred compensation plan. Amounts deferred by executives under this program are credited with interest at 120 percent of the applicable federal long-term rate as established for the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding, which was 5.6 percent for 2006 and is 5.7 percent for 2007. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits under the company's compensation and benefit plans and arrangements to which the named executive officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control of the company, as described below, and (ii) certain pension arrangements as described under "Pension Benefits" above, there are no agreements, arrangements or plans that entitle executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment. Any agreement to provide such payments or benefits to a terminating executive officer (other than following a change in control) would be in the discretion of the compensation committee.

Potential Payments Upon Termination of Employment

	Cash Severance Payment	Incremental Pension Benefit (present value)	Continuation of Medical / Welfare Benefits (present value)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/06)	Excise Tax Gross-up	Total Termination Benefits
Current						
Mr. Taurel						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after change in control (CIC)	$8,853,216	0[1]	$24,000[2]	$600,000	0	$9,477,216
Dr. Lechleiter						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$5,204,160	$1,254,031	$24,000[2]	$390,000	$2,699,273	$9,571,464
Dr. Paul						
• Voluntary retirement	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$3,931,028	$3,999,724	$116,360	$264,460	$3,470,583	$11,782,155
Mr. Armitage						
• Voluntary termination	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$2,834,330	$1,146,757	$255,584	$1,160,453	$2,114,798	$7,511,922
Mr. Rice						
• Voluntary termination	0	0	0	0	0	0
• Involuntary termination	0	0	0	0	0	0
• Involuntary or good reason termination after CIC	$2,561,850	$70,796	$24,000	$880,075	$974,403	$4,511,124
Retired						
Mr. Golden						
• Voluntary retirement (4/30/06)	0	$14,909,762[3]	$96,424[4]	0	0	$15,006,186

[1] See "Change-in-Control Severance Pay Program—Incremental Pension Benefit" below.

[2] See "Accrued Pay and Regular Retirement Benefits" and "Change-in-Control Severance Pay Program—Continuation of Medical and Welfare Benefits" below.

[3] See the Pension Benefits in 2006 Table on page 90.

[4] See the footnote 5 to the Summary Compensation Table on page 86.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- Accrued salary and vacation pay
- Regular pension benefits under the Lilly Retirement Plan and the non-qualified retirement plan. See "Retirement Benefits" on page 89. The amounts shown in the table above as Incremental Pension Benefits are explained below.
- Welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance. The amounts shown in the table above as Continuation of Medical / Welfare Benefits are explained below.
- Distributions of plan balances under the Lilly 401(k) plan and the non-qualified savings plan. See the narrative following the Nonqualified Deferred Compensation in 2006 Table for information about the 401(k) plan and "Non-qualified Deferred Compensation" on pages 91–92 for information about the non-qualified savings plan.
- The value of accelerated vesting of certain unvested equity grants upon retirement. Under the company's stock plans, employees who terminate employment while retirement-eligible receive accelerated vesting of unvested stock options (except for options granted in the 12 months before retirement, which are forfeited), outstanding performance awards (which are paid on a reduced basis for time worked during the award period), and restricted stock awarded in payment of previous performance awards.
- The value of option continuation upon retirement. When an employee terminates prior to retirement, his or her stock options are terminated 30 days thereafter. However, when a retirement-eligible employee terminates, his or her options remain in force until the earlier of five years after retirement or the option's normal expiration date.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under the Lilly deferred compensation plan. Those amounts are shown in the Non-qualified Deferred Compensation in 2006 Table on page 91.

Death and Disability. A termination of employment due to death or disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally.

Change-in-Control Severance Pay Program. As described in the Compensation Discussion and Analysis under "Severance Pay" on pages 83–84, the company maintains a change-in-control severance pay program for nearly all employees, including the named executive officers (the "CIC Program"). The amounts shown in the table for "involuntary or good reason termination" following a change in control are based on the following assumptions and plan provisions:

- *Covered terminations.* The table assumes a termination of employment that is eligible for severance under the terms of the current plan, based on the named executive's compensation, benefits, age, and service credit at December 31, 2006. Eligible terminations include an involuntary termination for reasons other than cause, or a voluntary termination by the executive for good reason, within two years following the change in control.
  - —A termination of an executive officer by the company is for cause if it is for any of the following reasons: (i) the employee's willful and continued refusal to perform, without legal cause, his/her material duties, resulting in demonstrable economic harm to the company; (ii) any act of fraud, dishonesty or gross misconduct resulting in significant economic harm or other significant harm to the business reputation of the company; or (iii) conviction of or the entering of a plea of guilty or nolo contendere to a felony.
  - —A termination by the executive officer is for good reason if it results from (i) a material diminution in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities or authority, or the assignment to him/her of additional responsibilities that materially increase his/her workload; (ii) any reduction in the executive's then-current base salary; (iii) a material reduction in the executive's opportunities to earn incentive bonuses below those in effect for the year prior to the change in control; (iv) a material reduction in the executive's employee benefits from the benefit levels in effect immediately prior to the change in control; (v) the failure to grant to the executive stock options, stock units, performance shares or similar incentive rights during each twelve (12) month period following the change in control on the basis of a number of shares or units and all other material terms at least as favorable to the executive as those rights granted to him/her on an annualized average basis for the three (3) year period immediately prior to the change in control; or (vi) relocation of the executive by more than fifty (50) miles.
- *Cash severance payment.* Represents the CIC Program benefit of two times the 2006 annual base salary plus two times cash bonus for 2006 under the Eli Lilly and Company Bonus Plan.
- *Incremental pension benefit.* Represents the present value of an incremental non-qualified pension benefit of two years of age credit and two years of service credit that is provided under the CIC Program. The following

standard actuarial assumptions were used to calculate each individual's incremental pension benefit:

Discount rate:	6 percent
Mortality (post-retirement only):	RP 2000CH
Joint & survivor benefit:	25% of pension

Because Mr. Taurel already qualifies for a full pension benefit, the additional age credit and service credit do not increase his benefit.

- *Continuation of medical and welfare benefits.* Represents the present value of the CIC Plan's guarantee for two years following a covered termination of continued coverage equivalent to the company's current active employee medical, dental, life, and long-term disability insurance. For the three retirement-eligible employees, Mr. Taurel and Drs. Lechleiter and Paul, there is limited incremental benefit under the CIC Plan because they would be entitled to equivalent medical and dental coverage in the ordinary course as retirees regardless of the reason for termination. The same actuarial assumptions were used to calculate continuation of medical and welfare benefits as were used to calculate incremental pension benefits, with the addition of an assumed COBRA rate of $12,000 per year.
- *Acceleration and continuation of equity awards.* Under the CIC Plan, upon a covered termination, any unvested stock options, restricted stock, or other equity awards would vest, and options would be exercisable for up to three years following termination. For the three retirement-eligible employees, Mr. Taurel and Drs. Lechleiter and Paul, the only equity award receiving accelerated vesting and term extension because of the CIC Plan would be 8,000 shares of restricted stock held by Dr. Paul; all other unvested equity awards automatically vest upon retirement regardless of reason. The amounts in this column represent the previously unamortized expense that would be recognized in connection with the acceleration of unvested equity grants. In addition, the two named executive officers who are not retirement-eligible, Messrs. Armitage and Rice, would receive the benefit under the CIC Plan of continuation of their outstanding stock options for up to three years following termination of employment. There would be no incremental expense to the company for this continuation because the option would already have been fully expensed.
- *Excise tax gross-up.* Upon a change in control, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The company has agreed to reimburse the affected employees for those excise taxes as well as any income and excise taxes payable by the executive as a result of any reimbursements for the 280G excise taxes. The amounts in the table are based on a 280G excise tax rate of 20 percent, a statutory 25 percent federal income tax rate, a 1.45 percent Medicare tax rate and a 3.4 percent state income tax rate.

Payments Upon Change in Control Alone. The CIC Program is a "double trigger" program, meaning payments are made only if the employee suffers a covered termination of employment within two years following the change in control. Employees do not receive payments upon a change in control alone, except that upon consummation of a change in control a partial payment of outstanding performance awards would be made, reduced to reflect the portion of the year prior to the change in control. For example, if a change in control occurred on June 30, the employee would receive one-half of the value of the performance award, calculated based on the company's then-current financial forecast for the year.

Related Person Transaction

As noted above, under board policy, for security reasons the company aircraft is made available to Mr. Taurel for all travel. The company has entered into a time-share arrangement with Mr. Taurel in connection with his personal use of company aircraft. Under the time-share agreement, Mr. Taurel leases the company aircraft, including crew and flight services, for personal flights. He pays a time-share fee based on the company's cost of the flight but capped at the greater of (i) an amount equivalent to first-class airfare for the relevant flight (if commercially available), and (ii) the Standard Industry Fare Levels as established by the Internal Revenue Service for purposes of determining taxable fringe benefits.

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 5, 2007.

The table shows shares held by named executives in the Lilly Employee 401(k) Plan, shares credited to the accounts of outside directors in the Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in the respective plans. In addition, the table shows shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 5, 2007.

Name of Individual or Identity of Group	401(k) Plan Shares	Directors' Deferral Plan Shares[1]	Total Shares Owned Beneficially[2]	Stock Options Exercisable Within 60 Days of February 5, 2007
Robert A. Armitage	1,218	—	49,701	227,900
Sir Winfried Bischoff	—	8,115	10,115	11,200
J. Michael Cook	—	7,601	9,401	—
Martin S. Feldstein, Ph.D.	—	6,528	7,528	8,400
George M.C. Fisher	—	14,383	24,383	11,200
J. Erik Fyrwald	—	4,391	4,491	—
Alfred G. Gilman, M.D., Ph.D.	—	13,861	13,861	14,000
Charles E. Golden	1,716	—	127,778	878,107
Karen N. Horn, Ph.D.	—	26,258	26,258	14,000
John C. Lechleiter, Ph.D.	12,538	—	201,258[3]	760,000
Ellen R. Marram	—	6,528	7,528	5,600
Steven M. Paul, M.D.	3,036	—	69,396	530,900
Franklyn G. Prendergast, M.D., Ph.D.	—	19,335	19,335	14,000
Kathi P. Seifert	—	15,489	19,022	14,000
Derica W. Rice	4,585	—	37,410	86,200
Sidney Taurel	16,366	—	1,114,992	2,390,000
All directors and executive officers as a group (21 people):			2,071,697	

[1] See description of the Directors' Deferral Plan, pages 73–74.

[2] Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.10 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.18 percent of the outstanding common stock of the company. 24,349 of Mr. Golden's shares were pledged and 1,800 of Mr. Cook's shares were on deposit in a margin account as of February 5, 2007.

[3] The shares shown for Dr. Lechleiter include 10,698 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than 5 percent of the outstanding shares of the company's common stock are the shareholders listed below:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. (the "Endowment") 2801 North Meridian Street Indianapolis, Indiana 46208	140,350,804 (as of 2/5/07)	12.4%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	108,167,000 (as of 12/29/06)	9.6%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	66,929,125 (as of 12/31/06)	5.9%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, chairman; Mr. N. Clay Robbins, president; Mrs. Mary K. Lisher; Drs. Otis R. Bowen and William G. Enright; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff (Emeritus Director). Each of the directors is, either directly or indirectly, a shareholder of the company.

Capital Research and Management Company acts as investment advisor to various investment companies. It has sole voting power with respect to 17,450,000 shares (approximately 1.5 percent of shares outstanding) and sole investment power with respect to all of its shares.

Wellington Management Company, LLP, acts as investment advisor to various clients. It has shared voting power with respect to 26,252,339 shares (approximately 2.3 percent of shares outstanding) and shared investment power with respect to all of its shares.

Items of Business to Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2010. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Sir Winfried Bischoff
- J. Michael Cook
- Franklyn G. Prendergast, M.D., Ph.D.
- Kathi P. Seifert

Biographical information about these nominees may be found on page 62 of this proxy statement.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditors

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditors for the company for the year 2007. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the company in 2006. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2007.

Item 3. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of Directors

The company's Amended Articles of Incorporation currently provide that the board of directors is divided into three classes, with each class elected every three years. In December 2006, on the recommendation of the directors and corporate governance committee, the board unanimously adopted resolutions approving, and recommending to the shareholders for approval, amendments to provide for the annual election of directors.

If approved, this proposal will become effective upon the filing of Amended Articles of Incorporation containing these amendments with the Secretary of State of Indiana, which the company intends to do promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of the amendments will stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2008 and 2009 annual meetings of shareholders would be elected for one-year terms, and beginning with the 2010 annual meeting, all directors would be elected for one-year terms at each annual meeting. In addition, in the case of any vacancy on the board occurring after the 2007 annual meeting, including a vacancy created by an increase in the number of directors, the vacancy would be filled by interim election of the board, with the new director to serve a term ending at the next annual meeting. At all times, directors are elected to serve for their respective terms and until their successors have been elected and qualified. This proposal would not change the present number of directors, and it would not change the board's authority to change that number and to fill any vacancies or newly created directorships.

Article 9(b) of the company's Amended Articles of Incorporation contains the provisions that will be affected if this proposal is adopted. This article, set forth in Appendix A to this proxy statement, shows the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also adopted conforming amendments to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the Amended Articles of Incorporation.

Background of Proposal
The proposal is a result of ongoing review of corporate governance matters by the board. The board, assisted by the directors and corporate governance committee, considered the advantages and disadvantages of maintaining the classified board structure. The board considered the view of some shareholders who believe that classified boards have the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is the primary means for shareholders to influence corporate governance policies. The board gave considerable weight to the approval at the 2006 annual meeting of a shareholder proposal requesting that the board take all necessary steps to elect the directors annually.

The board also considered benefits of retaining the classified board structure, which has a long history in corporate law. Proponents of a classified structure believe it provides continuity and stability in the management of the business and affairs of a company because a majority of directors always have prior experience as directors of the company. Proponents also assert that classified boards may enhance shareholder value by forcing an entity seeking control of a target company to initiate arms-length discussions with the board of that company, because the entity cannot replace the entire board in a single election. While the board generally concurred with that view, it also took note that even without a classified board, the company has other means to compel a takeover bidder to negotiate with the board, including a shareholder rights plan, certain "supermajority" vote requirements in its Amended Articles of Incorporation (as described in the company's response to Item 9 at pages 105–106), and certain provisions of Indiana law.

The directors and corporate governance committee and the board heard advice from outside governance and legal experts on the annual election of directors. On the recommendation of the committee, the board approved the amendments, and determined to recommend that shareholders approve the amendments, to the company's Amended Articles of Incorporation to provide for the annual election of directors. The board believes that by taking this action, it can provide shareholders further assurance that the directors are accountable to shareholders while maintaining appropriate defenses to respond to inadequate takeover bids.

Vote Required
The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation.

Item 4. Reapproval of Material Terms of Performance Goals for the 2002 Lilly Stock Plan

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of compensation expense that the company can deduct for income tax purposes. In general, a public corporation cannot deduct compensation in excess of $1 million paid to any of the named executive officers in the proxy statement. However, compensation that qualifies as "performance-based" is not subject to this deduction limitation.

The 2002 Lilly Stock Plan ("2002 Plan") allows the grant of performance awards that qualify as performance-based compensation under Section 162(m). One of the conditions to qualify as performance-based is that the material terms of the performance goals must be approved by the shareholders at least every five years. The last such approval for the 2002 Plan was when the plan itself was approved in 2002. To preserve the tax status of performance awards as performance-based, and thereby to allow the company to continue to fully deduct the compensation expense related to the awards, we are now asking the shareholders to reapprove the performance goals. We are not amending or altering the 2002 Plan. If this proposal is not adopted, the committee will continue to grant performance awards under the 2002 Plan but certain awards to executive officers would no longer be fully tax deductible by the company.

Shares Subject to Plan
The maximum number of shares of Lilly stock that may be issued or transferred for grants under the 2002 Plan is the sum of:

- 80,000,000 shares;
- 5,243,448 shares that were available under the previous shareholder-approved plan (the 1998 Lilly Stock Plan) at the time that plan terminated in April 2002;
- any shares subject to grants under the 2002 Plan or prior shareholder approved stock plans (the 1989, 1994 and 1998 Lilly Stock Plans) that are not issued or transferred due to termination, lapse, or forfeiture of the grant; and
- any shares exchanged by grantees as payment to the company of the exercise price of stock options granted

impose, are closely related to financial performance. CalPERS also believes that shareholders are willing to pay a premium for shares of corporations that have excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take steps to implement this proposal, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance. Considering the Company's five, three, and one year stock performances were -16%, -13%, and 2%, respectively, action is warranted.

We urge your support FOR this proposal.

Statement in Opposition to the Proposal Regarding Amending the Company's Bylaws

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

The company's bylaws establish a number of fundamental corporate governance operating principles, including rules for meetings of directors and shareholders, election and duties of directors and officers, authority to approve transactions, and procedures for stock issuance. Like many other Indiana corporations, Lilly has adopted the default provision under Indiana law, which states that unless the articles of incorporation provide otherwise, the bylaws may be amended only by the directors.

The board of directors has fiduciary obligations to the company and all its shareholders, including large institutions, small institutions, and individual investors. The board believes that allowing the bylaws to be amended by a majority shareholder vote would expose the shareholders to the risk that a few large shareholders who wish to advance their own special interests—and who have no duties to the other shareholders—could adopt changes in these operating principles that could be detrimental to minority shareholders. Under the majority vote standard endorsed by the proponent (requiring only a majority of shares voted at the meeting), shareholders holding significantly less than half of the outstanding shares could adopt bylaw amendments to further their own special interests. The board, on the other hand, has fiduciary duties to consider and balance the interests of all shareholders when considering bylaw provisions, and is better positioned to ensure that any bylaw amendments are prudent and are designed to protect and maximize long-term value for all shareholders.

The proponent suggests this proposal is necessary to foster good governance principles at the company and make the directors more accountable to the shareholders. On the contrary, the board has been for many years, and intends to remain, a leader in corporate governance. The company has adopted comprehensive corporate governance principles, consistent with best practices, that ensure the company remains fully transparent and accountable to shareholders. Last year, our leadership in this area was recognized when we were named the most "shareholder-friendly" company in our industry in a survey of institutional investors.[10] Further, in 2007, the board has taken two major steps to demonstrate its continuing leadership in corporate governance and accountability to shareholders: (1) seeking shareholder approval to eliminate the classified board (see Item 3), and (2) agreeing to seek shareholder approval to adopt a majority voting standard for directors beginning in 2008.

The proponent also suggests that adopting this proposal will enhance company performance because companies with good corporate governance are more highly valued. We certainly agree that strong corporate governance practices benefit shareholders, but we do not believe that this particular proposal will improve the company's corporate governance or lead to better performance. In fact, a 2004 study by Lawrence D. Brown and Marcus L. Caylor of Georgia State University[11] found that companies that permit shareholders to amend the bylaws performed no better or worse than those who reserve that power to the directors. This is consistent with our view that adopting this proposal would not enhance our already strong corporate governance practices and instead would expose minority shareholders to actions detrimental to their best interests.

The Board of Directors recommends that you vote AGAINST this proposal.

Item 9. Shareholder Proposal Regarding Adopting a Simple Majority Vote Standard

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, beneficial owner of approximately 1,400 shares, has submitted the following proposal.

9—Adopt Simple Majority Vote

Resolved: Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible.

---

[10] *Institutional Investor*, February 2006

[11] "Corporate Governance and Firm Performance", Georgia State University, December 7, 2004

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80%-vote on a number of key governance issues, if our vote is an overwhelming 79%-yes and only 1%-no—only 1% could force their will on our 79%-majority.

When one considers abstentions and broker non-votes, a supermajority vote can be almost impossible to obtain. For example, a proposal for annual election of each director at Goodyear (GT) failed to pass even though 90% of votes cast were in favor of the proposal. While companies often state that the purpose of supermajority requirements is to provide companies with the ability to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareholders. The Goodyear Tire & Rubber Company vote is a perfect illustration.

Corporate governance procedures and practices, and the level of accountability they impose, are arguable closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. Shareholders are willing to pay a premium for shares of corporations that have excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If our Company were to remove its supermajority requirements, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Adopt Simple Majority Vote
Yes on 9

Statement in Opposition to the Proposal Regarding Adopting a Simple Majority Vote Standard

This proposal, which does not pertain to the election of directors, calls for the elimination of provisions in the company's articles of incorporation that require more than a simple majority vote for certain actions to be approved. The board of directors believes that this would not be in the best long-term interest of the shareholders and recommends that you vote against it.

Most proposals submitted to a vote of the company's shareholders can already be adopted by a simple majority vote. However, in 1985 the company's shareholders voted to increase the approval requirement for certain important actions. These actions, which require the approval of at least 80 percent of the outstanding shares of stock entitled to vote, relate to:

- Removal of directors
- The amendment of the articles of incorporation's provisions relating to the terms of office and removal of directors[12]
- Merger, consolidation, recapitalization or certain other business combinations involving the company that are not approved by the board of directors
- The amendment of the articles of incorporation's provisions relating to such mergers and other business combinations.

The board believes that in adopting these supermajority voting provisions, shareholders intended to preserve and maximize the value of Lilly stock for all shareholders by protecting against self-interested actions by one or a few large shareholders, as well as to help ensure that important corporate governance rules are not changed without the clear consensus of a substantial majority of stockholders that such change is prudent and in the best interests of the company.

The board has a fiduciary duty under the law to act in a manner it believes to be in the best interests of the company and its shareholders. The board believes that in the event of an unfriendly or unsolicited bid from one or a few large shareholders to take over or restructure the company, these supermajority voting provisions encourage bidders to negotiate with the board on behalf of all shareholders. In addition, they allow the board time and bargaining leverage to consider alternative proposals that maximize the value of the company for all shareholders, including large institutional investors as well as smaller institutions and individual shareholders.

The board believes that these supermajority voting provisions protect all shareholders by making it more difficult for one or a few large shareholders to replace important corporate governance rules of the company to further a special interest or to take control of the company without negotiating with the board to assure that the best results are achieved for all of the company's shareholders.

While the supermajority provision does require a clear mandate by shareholders, it is by no means an insur-

[12] Under Item 3, the board is recommending that shareholders approve amendments to these provisions establishing annual election of directors.

Board of Directors

Sidney Taurel
Chairman of the Board and Chief Executive Officer

John C. Lechleiter, Ph.D.
President and Chief Operating Officer

Sir Winfried Bischoff
Chairman, Citigroup Europe

J. Michael Cook
Retired Chairman and Chief Executive Officer, Deloitte & Touche LLP

Martin S. Feldstein, Ph.D.
President and Chief Executive Officer, National Bureau of Economic Research and George F. Baker Professor of Economics, Harvard University

George M.C. Fisher
Retired Chairman of the Board and Chief Executive Officer, Eastman Kodak Company

J. Erik Fyrwald
Group Vice President, DuPont Agriculture & Nutrition

Karen N. Horn, Ph.D.
Retired President, Private Client Services, and Managing Director, Marsh, Inc.

Alfred G. Gilman, M.D., Ph.D.
Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center; Dean, The University of Texas Southwestern Medical School; and Regental Professor of Pharmacology, The University of Texas Southwestern Medical Center

Ellen R. Marram
President, The Barnegat Group LLC

Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology, Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center

Kathi P. Seifert
Retired Executive Vice President, Kimberly-Clark Corporation

Senior Management

Sidney Taurel*†
Chairman of the Board and Chief Executive Officer

John C. Lechleiter, Ph.D.*†
President and Chief Operating Officer

Robert A. Armitage*†
Senior Vice President and General Counsel

Scott A. Canute*†
President, Manufacturing Operations

Steven M. Paul, M.D.*†
Executive Vice President, Science and Technology, and President, Lilly Research Laboratories

Anthony J. Murphy, Ph.D.*†
Senior Vice President, Human Resources

Derica W. Rice*†
Senior Vice President and Chief Financial Officer

Gino Santini*†
Senior Vice President, Corporate Strategy and Policy

Bryce D. Carmine†
President, Global Brand Development

Deirdre P. Connelly†
President, U.S. Operations

Frank M. Deane, Ph.D.†
Vice President, Quality

Elizabeth H. Klimes†
Vice President, Six Sigma

Richard D. Pilnik†
Group Vice President and Chief Marketing Officer

Lorenzo Tallarigo, M.D.†
President, International Operations

E. Paul Ahern, Ph.D.
Vice President, Global API Manufacturing

Robert W. Armstrong, Ph.D.
Vice President, Global External Research and Development

Alan Breier, M.D.
Vice President, Medical, and Chief Medical Officer

William W. Chin, M.D.
Vice President, Discovery Research and Clinical Investigation

Robert A. Cole
Vice President, Global Parenteral Operations, Engineering, and Environmental Health and Safety

Newton F. Crenshaw
President and General Manager, Lilly Japan

Andrew M. Dahlem, Ph.D.
Vice President, LRL Operations, and Lilly Research Laboratories, Europe

Alecia A. DeCoudreaux
Vice President and General Counsel, Lilly USA

J. Carmel Egan, Ph.D.
Vice President, Project Management

Timothy R. Franson, M.D.
Vice President, Global Regulatory Affairs

Thomas W. Grein
Vice President and Treasurer

Simon N. R. Harford
Vice President and Controller

Michael C. Heim
Vice President and Chief Information Officer

Abbas S. Hussain
President, European Operations

Patrick C. James
President, Elanco Animal Health

Peter J. Johnson
Executive Director, Corporate Strategy

Patricia A. Martin‡
Vice President, Global Diversity

Anne Nobles
Vice President, Corporate Affairs

Sharon L. Sullivan
Vice President, Human Resources, Global Compensation, and HR Services

Jacques Tapiero
President, Intercontinental Operations

Albertus J. van den Bergh
Vice President, Global Customer Solutions

Thomas R. Verhoeven, Ph.D.
Vice President, Product Research and Development

James A. Ward
Vice President and Chief Procurement Officer

* Policy and Strategy Committee
† Operations Committee
‡ Ad hoc member of both committees

Corporate Information

Annual meeting
The annual meeting of shareholders will be held at Lilly Center Auditorium, Eli Lilly and Company, Indianapolis, Indiana, on Monday, April 16, 2007, at 11:00 a.m. EDT. For more information, see the proxy statement section of this report, beginning on page 56.

10-K and 10-Q reports
Paper copies of the company's annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q are available upon written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all of our SEC filings online at: http://investor.lilly.com/edgar.cfm

Stock listings
Eli Lilly and Company common stock is listed on the New York, London, and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

CEO and CFO certifications
The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

Transfer agent and registrar
Wells Fargo Shareowner Services
Mailing address:

Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Overnight address:

161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699

E-mail: stocktransfer@wellsfargo.com
Internet: http://www.wellsfargo.com/com/shareowner_services

Dividend reinvestment and stock purchase plan
Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials
Shareholders may elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to http://proxyonline.lilly.com and follow the directions provided.

Annual Meeting Admission Ticket

Eli Lilly and Company 2007 Annual Meeting of Shareholders
Monday, April 16, 2007
11 a.m. EDT

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required for admission to the meeting.

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 10:00 a.m. to 10:45 a.m. in the Lilly Center.

Name ____

Address ____

City, State, and Zip Code ____

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Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

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Eli Lilly and Company
Annual Meeting of Shareholders
April 16, 2007

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

Trademarks

Actos®	*(pioglitazone hydrochloride)*
Alimta®	*(pemetrexed disodium)*
Arxxant™	*(ruboxistaurin mesylate)*
Axid®	*(nizatidine)*
Byetta®	*(exenatide injection)*
Ceclor®	*(cefaclor)*
Cialis®	*(tadalafil)*
Coban®	*(monensin sodium), Elanco*
Cymbalta®	*(duloxetine hydrochloride)*
Evista®	*(raloxifene hydrochloride)*
Forteo®	*(teriparatide of recombinant DNA origin)*
Gemzar®	*(gemcitabine hydrochloride)*
Humalog®	*(insulin lispro of recombinant DNA origin)*
Humatrope®	*(somatropin of recombinant DNA origin)*
Humulin®	*(human insulin of recombinant DNA origin)*
Paylean®	*(ractopamine hydrochloride), Elanco*
Permax®	*(pergolide mesylate)*
Prozac®	*(fluoxetine hydrochloride)*
Prozac® Weekly™	*(fluoxetine hydrochloride)*
ReoPro®	*(abciximab), Centocor*
Rumensin®	*(monensin sodium), Elanco*
Sarafem®	*(fluoxetine hydrochloride)*
Strattera®	*(atomoxetine hydrochloride)*
Surmax®	*(avilamycin), Elanco*
Symbyax®	*(olanzapine/fluoxetine hydrochloride)*
Tylan®	*(tylosin), Elanco*
Vancocin®	*(vancomycin hydrochloride)*
Xigris®	*(drotrecogin alfa [activated])*
Yentreve®	*(duloxetine hydrochloride)*
Zyprexa®	*(olanzapine)*
Zyprexa® Zydis®	*(olanzapine)*

Actos® is a trademark of Takeda Chemical Industries, Ltd.
Axid® is a trademark of Reliant Pharmaceuticals, LLC.
Byetta® is a trademark of Amylin Pharmaceuticals, Inc.
Cialis® is a trademark of Lilly ICOS LLC.
EVA® is a trademark of Stern Stewart & Co.
Sarafem® is a trademark of Galen (Chemicals) Limited
Zydis® is a trademark of Cardinal Health.

All trademarks listed above are trademarks of Eli Lilly and Company unless otherwise noted.

For More Information

Lilly corporate responsibility .... **www.lilly.com/about/citizenship**
Lilly clinical trials registry .... **www.lillytrials.com**
Multi-drug resistant tuberculosis initiative .... **www.lillymdr-tb.com**
Medicare prescription drug coverage .... **www.lillymedicareanswers.com**
Pharmaceutical industry patient assistance programs .... **www.pparx.org**
Lilly Cares .... **www.lillycares.com** or call toll-free **1-800-545-6962**



Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA

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